     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1995

                                                         REGISTRATION NO. 33-

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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                           ENSERCH EXPLORATION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          TEXAS                      1311                         75-2556975
(STATE OR OTHER JURISDICTION   (PRIMARY STANDARD           (I.R.S. EMPLOYER
 OF INCORPORATION OR            INDUSTRIAL CODE          IDENTIFICATION NUMBER)
      ORGANIZATION)                 NUMBER)


      4849 GREENVILLE AVENUE                     M. G. FORTADO, ESQ.
            SUITE 1200                             300 S. ST. PAUL
     DALLAS, TEXAS 75206-4186                    DALLAS, TEXAS 75201
          (214) 369-7893                           (214) 670-2649
   (ADDRESS, INCLUDING ZIP CODE,         (NAME, ADDRESS, INCLUDING ZIP CODE,
AND TELEPHONE NUMBER, INCLUDING AREA     AND TELEPHONE NUMBER, INCLUDING AREA
  CODE, OF REGISTRANT'S PRINCIPAL             CODE, OF AGENT FOR SERVICE)
        EXECUTIVE OFFICES)

                                 --------------

                                   COPIES TO:

  FRED W. FULTON, ESQ.        DAVID N. BROWN, ESQ.        JAMES D. PHYFE, ESQ.
JACKSON & WALKER, L.L.P.      COVINGTON & BURLING         DAVIS POLK & WARDWELL
 901 MAIN STREET, SUITE   1201 PENNSYLVANIA AVENUE, N.W.   450 LEXINGTON AVENUE
          6000            WASHINGTON, D.C. 20044-2494      NEW YORK, NY 10017
DALLAS, TEXAS 75202-3797         (202) 662-6000              (212) 450-4000
     (214) 953-6000
                                --------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soonas practicable after this Registration Statement becomes effective.

                                --------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: [_]

                                --------------

  If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
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                                                       PROPOSED
                                                       MAXIMUM        AMOUNT OF
         TITLE OF EACH CLASS OF                       AGGREGATE     REGISTRATION
      SECURITIES TO BE REGISTERED                 OFFERING PRICE(1)      FEE
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Common Stock, par value $1.00 per share.........    $345,000,000       $118,966

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(1) Estimated solely for purposes of calculating the registration fee.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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                           ENSERCH EXPLORATION, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

 ITEM
 NO.    ITEM NUMBER AND CAPTION IN FORM S-2             LOCATION IN PROSPECTUS
 ----   -----------------------------------             ----------------------
  1.   Forepart of the Registration Statement
       and Outside Front Cover Page of
       Prospectus............................           Forepart of Registration Statement; Outside
                                                        Front Cover Page of Prospectus
  2.   Inside Front and Outside Back Cover
       Pages of Prospectus...................           Inside Front Cover Page of Prospectus
  3.   Summary Information, Risk Factors and
       Ratio of Earnings to Fixed
       Charges...............................           Prospectus Summary; Risk Factors
  4.   Use of Proceeds.......................           Use of Proceeds
  5.   Determination of Offering Price.......           Underwriters
  6.   Dilution..............................           Not Applicable
  7.   Selling Security Holders..............           Not Applicable
  8.   Plan of Distribution..................           Outside and Inside Front Cover Pages of
                                                        Prospectus; Underwriters
  9.   Description of Securities to be
       Registered............................           Description of the Capital Stock
 10.   Interests of Named Experts and
       Counsel...............................           Not Applicable
 11.   Information with Respect to the
       Registrant............................           Outside Front Cover Page of Prospectus;
                                                        Prospectus Summary; Market Price of Common Stock
                                                        and Dividend Policy; Capitalization; Pro Forma
                                                        Financial Information; Selected Financial and
                                                        Operating Data; Management's Discussion and Analysis
                                                        of Financial Condition and Results of Operations;
                                                        Business; The Reorganization; Certain Transactions;
                                                        Relationship Between EEX and ENSERCH;
                                                        Description of the Capital Stock; Financial Statements

 12.   Incorporation of Certain Information
       by Reference..........................           Incorporation of Certain Documents by Reference
 13.   Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...........................           Not Applicable

                                EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and the other to be used in connection with a concurrent offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical in all respects except for the front cover page.

  The form of the U.S. Prospectus is included herein. The form of the alternate front cover page for the International Prospectus follows the U.S. Prospectus. The front cover page of the International Prospectus included herein is labeled "Alternate Cover Page for International Prospectus."

PROSPECTUS (Subject to Completion)
Issued June 21, 1995

                                          Shares



                [LOGO OF ENSERCH EXPLORATION INC. APPEARS HERE]

                                  COMMON STOCK
                                  ------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY.
OF THE          SHARES OF COMMON STOCK BEING OFFERED,                SHARES ARE
BEING OFFERED FOR SALE IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS
AND           SHARES ARE BEING OFFERED CONCURRENTLY FOR SALE OUTSIDE THE UNITED
STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." THE COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "EEX." ON JUNE 20, 1995, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $14 1/2 PER SHARE. PRIOR TO THIS OFFERING, HOWEVER, ONLY A LIMITED NUMBER OF SHARES HAVE TRADED PUBLICLY. FOR A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE PRICE OF THE COMMON STOCK IN THIS OFFERING, SEE "UNDERWRITERS."

                                 ------------
   SEE "RISK FACTORS" ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.
                                 ------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ------------

                              PRICE $      A SHARE

                                 ------------

                                                      UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC  COMMISSIONS (1) COMPANY (2)
                                            -------- --------------- -----------
Per Share..................................   $            $             $
Total(3)...................................  $            $             $

- ------
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at $   .
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions,
      and proceeds to Company will be $   , $    and $   , respectively. See
      "Underwriters."
                                 ------------
  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about
           , 1995 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                                 ------------
MORGAN STANLEY & CO.
      Incorporated
   BEAR, STEARNS & CO. INC.
     DEAN WITTER REYNOLDS INC.
         HOWARD, WEIL, LABOUISSE, FRIEDRICHS, INC.
           SMITH BARNEY INC.

     , 1995

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE
SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                 [MAPS TO COME]


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EEX OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF EEX SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES UNDER ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................    8
Use of Proceeds...........................................................   11
Market Price of Common Stock and Dividend Policy..........................   11
Capitalization ...........................................................   12
Pro Forma Financial Information...........................................   13
Selected Financial and Operating Data.....................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   27
Management................................................................   47
Security Ownership of Certain Beneficial Owners and Management............   51
Relationship Between EEX and ENSERCH......................................   51
The Reorganization........................................................   53
Certain Transactions......................................................   54
Description of the Capital Stock..........................................   55
Certain United States Tax Consequences to Non-United States Holders.......   56
Underwriters..............................................................   58
Legal Matters.............................................................   61
Experts...................................................................   61
Certain Definitions.......................................................   62
Index to Financial Statements.............................................  F-1

                             AVAILABLE INFORMATION

  EEX is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by EEX can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the New York Stock Exchange ("NYSE"). Reports, proxy statements and other information concerning EEX can be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

  EEX has filed a Registration Statement with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the distribution of securities described herein (the "Registration Statement"). This Prospectus does not contain all of the information set forth in or incorporated by reference in the Registration Statement. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of a prescribed fee or may be examined without charge at the Public Reference Section of the Commission, Washington, D.C.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Incorporated by reference in this Prospectus as of the date of its filing, and subject in each case to information contained in this Prospectus, are the following documents filed by EEX with the Commission pursuant to the Exchange
Act: (i) EEX's Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (ii) EEX's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995; and (iii) EEX's Current Reports on Form 8-K dated April 13, 1995 and June 21, 1995.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  EEX will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents incorporated in this Prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such documents should be directed to M. G. Fortado, Esq., Enserch Exploration, Inc., 300 S. St. Paul, Dallas, Texas 75201, (214) 670-2649.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, references in this Prospectus to (i) historical financial and operating data of EEX reflect EEX following completion of the Reorganization (see "The Reorganization"), (ii) pro forma financial and operating data reflect the preceding and the DALEN Acquisition and the Garden Banks and Green Canyon Transactions (see "Business--Recent Developments") and
(iii) pro forma as adjusted financial and operating data reflect the preceding and the issuance of Common Stock offered hereby (assuming no exercise of the U.S. Underwriters' over-allotment option) and the application of the net proceeds therefrom. References to the "Offering" refer to the shares being offered in the United States and Canada by the U.S. Underwriters and the shares being offered concurrently outside the United States and Canada by the International Underwriters. Certain terms relating to the gas and oil industry are defined in "Certain Definitions."

                                  THE COMPANY

  Enserch Exploration, Inc. ("EEX"), a 99.2% owned subsidiary of ENSERCH Corporation ("ENSERCH"), is an independent energy company that through its predecessors has been engaged in the exploration for and the development, production and sale of natural gas and crude oil since 1918. EEX is one of the largest independent exploration and production companies in the United States, with a reserve base of approximately 1,779.0 Bcfe at December 31, 1994, on a pro forma basis. Approximately 77.1% of EEX's reserves on an energy equivalent basis consist of natural gas. EEX has grown through exploration, development and acquisition activities concentrated in major production basins located offshore in the Gulf of Mexico, and onshore in East Texas, North Central Texas and the U.S. Gulf Coast.

  EEX's primary objective is to increase production, reserves and cash flows through the full exploitation of its large portfolio of developed and undeveloped acreage. EEX plans to achieve this objective by pursuing the following strategy:

  . Pursue balanced growth through a combination of low risk development projects, high potential exploration activities and strategic acquisitions.

  . Apply technology to development and exploration projects to reduce risks and efficiently produce reserves.

  . Emphasize efficient exploitation of producing properties through low cost operations.

  . Utilize tight sands and subsea operating experience to expand operations both domestically and internationally.

  . Maintain a strong balance sheet to provide flexibility to pursue future growth.

  EEX has extensive experience in reservoir management and believes it has particular competence in the exploitation and development of tight sands reservoirs. EEX's successful completion of subsea development operations in the deep water Gulf of Mexico using bundled flow lines to tie back to conventional shallow water production facilities, coupled with the use of technology such as 3-D seismic, has enabled it to become one of the few independent gas and oil companies to successfully develop deep water Gulf of Mexico reserves as well as operate such fields. EEX's two most recent deep water Gulf of Mexico development projects, the Garden Banks and Green Canyon projects, are currently under development. Initial production from the Garden Banks project is expected to commence in the third quarter of 1995 and from the Green Canyon project in the next three to four years.

  EEX is beginning to realize the benefits of its strategy, as evidenced by the recent developments described below, each of which involves one or more elements of EEX's strategic plan.

RECENT DEVELOPMENTS

  DALEN ACQUISITION

  On June 8, 1995, EEX acquired all the capital stock of DALEN Corporation ("DALEN"), an independent gas and oil company engaged in the exploration for and the development and production of natural gas and crude oil (the "DALEN Acquisition"). Through the DALEN Acquisition, EEX acquired proved reserves totaling 377.5 Bcfe and other assets for a purchase price of $340 million and refinanced DALEN's $115 million of bank debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." DALEN's activities have been oriented primarily toward natural gas and are concentrated in selected major production regions, including the Gulf Coast, the Gulf of Mexico and the Mid-Continent. DALEN was an attractive acquisition for EEX because several of DALEN's operations are located in fields that are either near or producing from formations from which EEX is also producing. EEX believes that DALEN's property base has significant exploitation and development potential. The DALEN Acquisition is a key step in EEX's growth plan from which EEX expects to realize near term benefits. The geologic similarity and proximity of DALEN's major producing properties to EEX's properties permit EEX to apply its expertise, particularly with respect to tight sands reservoirs, to these properties, from which EEX expects enhanced production and cash flows. At the same time, EEX will realize cost savings through the integration of the companies' operations. Synergistic opportunities for operating efficiencies and cost reductions are expected to result in improved financial results for the combined companies.

  GREEN CANYON PROJECT

  On May 15, 1995, an affiliate of Mobil Corporation ("Mobil") signed a letter of intent to purchase a 40% interest in EEX's Green Canyon project. An affiliate of Reading & Bates Corp. had previously signed a letter of intent to purchase a 20% interest in the project. Upon the completion of these transactions (collectively, the "Green Canyon Transaction"), EEX will own a 40% working interest and remain the operator of the project. DeGolyer and MacNaughton, independent petroleum consultants ("D&M"), has initially estimated gross reserves, including royalty interests, at the Green Canyon project to be
85.5 MMBbls of oil and 149.5 Bcf of natural gas, of which 49.2 MMBbls of oil and 102.2 Bcf of gas are in the proved category. EEX's initial interest in the Green Canyon reserves, excluding royalty interests, amounted to 42.5 MMBbls of oil and 88.4 Bcf of gas, for a total of 343.4 Bcfe; after completion of the Green Canyon Transaction, EEX's interest in the Green Canyon reserves will be
137.4 Bcfe. Based upon its experience and results to date in the Green Canyon Block 254 area, EEX intends to expand its holdings in this area. On May 10, 1995, EEX, on behalf of its Green Canyon co-venturers, submitted the highest bids on six blocks within ten miles of the proposed location of the Green Canyon production facility and to date has been awarded exploration and development rights on five of them. EEX believes it is advantageously positioned to fully develop its Green Canyon holdings with the backing of its partners, each of which has considerable offshore experience.

  GARDEN BANKS PROJECT

  The progress of EEX's deep water Gulf of Mexico strategy is evidenced by another recently announced transaction. On April 12, 1995, after evaluating EEX's development plans for Garden Banks Block 388, another affiliate of Mobil exercised its option to acquire a 40% interest in EEX's Garden Banks project (the "Garden Banks Transaction"). EEX's interest in the Garden Banks reserves, excluding royalty interests, is 34.2 Bcf of proved gas reserves and 28.1 MMBbls of proved oil and gas liquids reserves. Both the Garden Banks and Green Canyon transactions illustrate EEX's strategy of reducing its risk by limiting its working interest participation in high-risk ventures. These arrangements also enable EEX to reduce its capital commitments with respect to these projects while still participating in the potential rewards from bringing these properties to production.

  INTERNATIONAL OPERATIONS

  EEX is focused on expanding its activities in areas where its experience and technical competencies can be exploited. EEX believes that international exploration and development activities will be an important source of growth. On June 12, 1995, EEX announced the conclusion of a Memorandum of Understanding to form a joint venture with ONGC Videsh Limited, a wholly-owned subsidiary of the Oil & Natural Gas Corporation Limited of New Delhi, India, to explore and develop hydrocarbon resources in India and other countries. Joint ventures such as the one planned with ONGC Videsh Limited enable EEX to broaden the utilization of its expertise in the exploitation of mature natural gas and oil fields and to develop offshore geologic structures utilizing its experience in subsea completion technology and floating production technology. By combining with co-venturers that have a high degree of knowledge and experience with geologic conditions in their local regions, EEX believes that it can reduce the risks inherent in expanding beyond its core operations in the United States.

  EEX acquired all of its currently owned international properties in June 1995 when it purchased all the international gas and oil operations of ENSERCH, which consisted of concessions in Indonesia, Malaysia and Israel. The Indonesian properties contain proved reserves of 4.1 MMBbls of oil. EEX had previously managed these properties for ENSERCH for several years.

  A major effect of the above-described recent developments has been to increase EEX's net proved reserves, net production and present value of estimated future net revenues as of December 31, 1994, as set forth in the following table. See "Business--Recent Developments."

                                                              1994
                                NET PROVED RESERVES      NET PRODUCTION   PRESENT VALUE
                            --------------------------- ----------------- OF ESTIMATED
                                      OIL AND                   OIL AND    FUTURE NET
                              GAS   GAS LIQUIDS  TOTAL   GAS  GAS LIQUIDS   REVENUES
                             (BCF)   (MMBBLS)   (BCFE)  (BCF)  (MMBBLS)   (IN MILLIONS)
                            ------- ----------- ------- ----- ----------- -------------
   EEX(1).................. 1,063.4    56.3     1,401.5  67.1     2.2       $1,135.3
   DALEN...................   307.4    11.7       377.5  54.4     2.6          286.3
                            -------    ----     ------- -----     ---       --------
   Pro forma combined...... 1,370.8    68.0     1,779.0 121.5     4.8       $1,421.6
                            =======    ====     ======= =====     ===       ========

- --------
(1) Includes reserves of (i) EEX in its corporate form following completion of the Reorganization and (ii) the effects of the Garden Banks and Green Canyon Transactions.

                                  THE OFFERING

Common Stock offered.............   20,000,000 shares (1)
Common Stock to be outstanding
 after the Offering..............  125,684,389 shares (1)(2)
Use of Proceeds..................  To repay debt incurred in connection with the DALEN
                                   Acquisition and for other corporate purposes.
New York Stock Exchange ("NYSE")
 symbol..........................  EEX

- --------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised.
(2) Includes the issuance of 1,075,147 shares of Common Stock in connection with the acquisition of the international gas and oil operations of ENSERCH, which number of shares is subject to adjustment upon completion of this Offering and excludes the 2,000,000 shares of Common Stock issuable under the 1994 Stock Incentive Plan. See "Underwriters," "Management," "Relationship Between EEX and ENSERCH" and "Certain Transactions." After the Offering, ENSERCH will own beneficially 83.4% of the outstanding Common Stock. See "Security Ownership of Certain Beneficial Owners and Management."

                      SUMMARY FINANCIAL AND OPERATING DATA

                                      EEX, EXCLUDING DALEN                  PRO FORMA AS ADJUSTED(1)
                          ------------------------------------------------  ----------------------------
                                                                                               THREE
                                                           THREE MONTHS         YEAR           MONTHS
                            YEAR ENDED DECEMBER 31,      ENDED MARCH 31,        ENDED          ENDED
                          -----------------------------  -----------------  DECEMBER 31,     MARCH 31,
                            1992      1993       1994      1994     1995        1994            1995
                          --------  ---------  --------  --------  -------  -------------    -----------
                              (IN THOUSANDS, EXCEPT PER SHARE, OPERATING AND RESERVE DATA)
STATEMENT OF INCOME DA-
 TA:
 Gas and oil revenues...  $170,257  $ 187,366  $177,807  $ 50,584  $41,567   $     321,098    $    70,365
 Other revenues.........     1,287      2,430     1,333       153       94           1,438            163
                          --------  ---------  --------  --------  -------   -------------    -----------
 Total revenues.........   171,544    189,796   179,140    50,737   41,661         322,536         70,528
 Total expenses.........   173,730    174,175   146,396    39,494   41,097         269,559         71,447
                          --------  ---------  --------  --------  -------   -------------    -----------
 Operating income (loss)
  ......................    (2,186)    15,621    32,744    11,243      564          52,977           (919)
 Income (loss) before
  income taxes..........     3,635     15,301    39,669    12,758      961          48,117         (3,466)
 Net income (loss)......     2,640      8,255    25,808     8,294      624          32,031         (1,927)
 Net income (loss) per
  share.................       .02        .08       .24       .08      .01             .25           (.02)
 Weighted average shares
  outstanding...........   105,656    105,656   105,656   105,656  105,658         125,656        125,658
CASH FLOW DATA (IN THOU-
 SANDS):
 Net cash provided by
  operating activities..  $ 98,442  $ 102,312  $ 90,671  $ 48,651  $10,610   $     173,032    $    19,281
 Net cash provided by
  (used in) investing
  activities(2).........   (58,702)  (129,083) (108,784)  (37,106)  30,507        (184,589)        46,420
 Net cash provided by
  (used in) financing
  activities(2).........   (38,879)    26,143    18,004   (11,540) (40,696)         24,687        (38,215)
 EBITDA (3).............    91,050    104,917   105,187    32,358   19,633         199,729         35,828
OPERATING DATA:
 Sales volumes:
 Natural gas (Bcf)......      65.2       70.0      67.1      18.4     14.4           121.5           26.4
 Oil and condensate
  (MMBbls)..............       2.3        2.1       2.0        .5       .5             4.1            1.0
 NGLs (MMBbls)..........        .5         .3        .2       --        .1              .7             .2
  Total (Bcfe)..........      82.2       84.9      80.5      21.7     18.0           150.2           33.9
 Average sale prices:
 Natural gas (per Mcf)..  $   1.82  $    2.09  $   2.15  $   2.31  $  2.22   $        2.06    $      1.93
 Oil and condensate (per
  Bbl)..................     19.20      17.24     15.38     14.80    16.79           15.80          16.89
 NGLs (per Bbl).........     13.38      12.09     10.85      9.80    11.14            9.28           8.63
  Total (per Mcfe)......      2.07       2.21      2.21      2.33     2.32            2.14           2.08
 Costs and expenses (per
  Mcfe):
 Production and operat-
  ing (4)...............  $    .36  $     .34  $    .38  $    .35  $   .47   $         .42    $       .50
 Exploration............       .14        .10       .11       .10      .17             .06            .09
 Depreciation and amor-
  tization..............       .93        .93      1.00       .97     1.06            1.03           1.08
 General, administrative
  and other.............       .29        .37       .25       .22      .39             .25            .33
 Taxes, other than in-
  come..................       .19        .19       .17       .17      .20             .15            .18
GAS AND OIL PROVED RE-
 SERVE DATA (AT YEAR
 END):
 Gas (Bcf)..............   1,101.4    1,086.5   1,041.7                            1,370.8
 Oil (MMBbls)...........      39.2       39.3      50.6                               68.0
 Total (Bcfe)...........   1,336.6    1,322.3   1,345.3                            1,779.0

                                                                   PRO FORMA
                                          EEX, EXCLUDING DALEN   AS ADJUSTED(1)
                                         ----------------------- --------------
                                         DECEMBER 31, MARCH 31,
                                             1994        1995    MARCH 31, 1995
                                         ------------ ---------- --------------
BALANCE SHEET DATA:                                  (IN THOUSANDS)
 Property, plant and equipment--net.....  $1,254,014  $1,282,717   $1,638,703
 Total assets...........................   1,381,235   1,338,949    1,771,122
 Long-term debt, including current por-
  tion..................................     155,855     155,179      151,179
 Shareholders' equity...................     736,008     736,642    1,036,642

- --------
(1) See "Pro Forma Financial Information" included elsewhere in this
    Prospectus.
(2) Pro forma cash flow amounts exclude the $340 million in cash used to acquire DALEN and the refinancing of its $115 million bank debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Long-term Debt and Bridge Loan."
(3) EBITDA is earnings before interest, income taxes, depreciation and amortization, (sale) writedown on inactive pipeline and write-off of gas and oil assets. EBITDA is presented here to provide additional information about EEX's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.
(4) Excludes production, severance and ad valorem taxes.

                                 RISK FACTORS

  In addition to the other information set forth elsewhere in this Prospectus, the following factors relating to EEX and the Offering should be considered when evaluating an investment in the shares of Common Stock offered hereby.

UNCERTAINTIES IN ESTIMATING RESERVES AND FUTURE NET CASH FLOWS

  There are numerous uncertainties inherent in estimating quantities and values of proved gas and oil reserves and in projecting future rates of production and net revenues and the timing of development expenditures, including factors involving reservoir engineering, pricing and both operating and regulatory constraints. The reserve data included in this Prospectus represent estimates only and should not be considered exact. Reserve assessment is a subjective process of estimating the recovery from underground accumulations of natural gas and other hydrocarbons that cannot be measured in an exact way. Accordingly, reserve estimates are often different from the quantities of natural gas and other hydrocarbons ultimately recovered. Any downward adjustment could adversely affect EEX's future prospects and the market value of its securities.

RESERVE REPLACEMENT UNCERTAINTIES

  EEX's gas and oil exploration, development and production operations involve numerous risks that could result in the failure to find new reserves or fully produce existing reserves. EEX's prospects for growth and profitability depend predominately on its ability to replace present reserves through exploration, development and acquisition. The rate of production from gas and oil properties generally declines as reserves are depleted. Without successful exploration and development activities or reserve acquisitions, the proved reserves of EEX will decline as gas and oil are produced from its existing proved developed reserves. There can be no assurance that EEX's exploration, development and acquisition activities will result in significant additional reserves or that EEX will continue to be able to drill productive wells at acceptable costs. If prevailing gas and oil prices were to increase significantly, EEX's costs to add reserves could also be expected to increase. While the gradual depletion of producing reserves and the need for recompletion of wells that have multiple reservoirs with limited volume, or workover of wells that develop mechanical problems, is neither unusual nor unexpected in the gas and oil industry, the timing and extent of production declines and recompletion requirements for wells cannot be predicted with any certainty.

EXPLORATION, DEVELOPMENT, PRODUCTION AND SELLING RISKS

  EEX's operations are subject to the risks and uncertainties associated with finding, acquiring and developing gas and oil properties, and producing, transporting and selling gas and oil. EEX incurs significant expenditures in connection with the identification and acquisition of properties and the drilling and completion of wells. EEX's operations may be materially curtailed, delayed or cancelled as a result of numerous factors, including accidents, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Various field operating conditions may adversely affect EEX's production from successful wells. Close well supervision and effective maintenance operations can contribute to maximizing production rates over time, but production delays and declines from normal field operating conditions cannot be eliminated and can be expected to affect adversely revenue and cash flow levels to varying degrees. Most wells can be expected to require recompletions or workovers during their productive lives. In addition, EEX's ability to sell its gas and oil production is dependent on the availability and capacity of gas and oil gathering systems, pipelines and other forms of transportation. Federal and state regulation of gas and oil production and transportation, general economic conditions, quality of the hydrocarbons and changes in supply and demand all could materially adversely affect EEX's ability to sell its gas and oil production. See "Business--Sales" and "--Government Regulation."

OPERATING HAZARDS

  EEX's operations are subject to the hazards inherent in the gas and oil industry, including fires, explosions, blow-outs, pipe failures, abnormally pressured formations and environmental accidents such as gas leaks, oil spills, ruptures or discharges of toxic gasses, the occurrence of any of which could result in substantial losses to EEX due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, EEX maintains insurance against some, but not all, of the hazards described above. There can be no assurance that any insurance will be adequate to cover any losses or liabilities. EEX cannot predict the continued availability of insurance, or availability at commercially acceptable premium levels. See "Business-- Government Regulation."

DEEP WATER RISKS

  EEX's offshore Gulf of Mexico gas and oil reserves include properties located in water depths of 1,400 to 3,200 feet. Drilling operations in these depths are by their nature more difficult than drilling operations conducted in shallower water because they require the application of more advanced drilling technologies, inevitably resulting in significantly higher drilling costs. EEX's deep water wells are completed utilizing subsea completion techniques that involve the installation of subsea wellheads and the use of bundled flow lines to tie back to production facilities. The installation of these subsea wellheads and bundled flow lines requires the use of advanced remote installation mechanics. Such operations involve a higher risk of encountering mechanical difficulties and equipment failures which, if encountered, could result in significant cost overruns. See "Business--Significant Properties and Exploration and Development Activities--Gulf of Mexico Region."

EFFECTS OF CHANGES IN GAS AND OIL PRICES AND VOLATILITY OF GAS AND OIL MARKETS

  The revenues generated by EEX's operations are highly dependent upon the prices of, and demand for, gas and oil and the costs of acquiring, developing and producing reserves. Gas and oil prices have historically been volatile and are likely to continue to be volatile in the future. Prices for gas and oil are subject to fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond the control of EEX, including economic conditions in the United States and elsewhere and the world political situation as it affects OPEC, the Middle East and other producing countries, the actions of OPEC, government regulation and taxes, the level of consumer demand, the price and availability of alternative fuels and overall economic development. EEX engages in hedging activities with respect to some of its projected gas and oil production through a variety of financial arrangements designed to protect against price declines, including swaps, collars and futures agreements. To the extent EEX engages in such activities, it may be prevented from realizing the benefits of price increases above the levels of the hedges. Because EEX's reserve base is approximately 77% natural gas on an energy equivalent basis, it is more sensitive to fluctuations in the price of natural gas than to fluctuations in the price of oil. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources--Hedging Activities."

GOVERNMENT REGULATION

   EEX's business is subject to certain federal, state and local laws and regulations relating to the drilling for and production of gas and oil, as well as environmental and safety matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an increasing number of parties. Because the requirements imposed by such laws and regulations are frequently changed, EEX is unable to predict the effect or cost of compliance with such requirements or their effects on gas and oil use or prices. In addition, a number of legislative proposals have been introduced in Congress and state legislatures which, if enacted, would significantly affect the gas and oil industry. Such proposals involve, among other things, the imposition of land use controls and certain measures designed to prevent gas and oil companies from acquiring assets in other energy areas. In view of the many uncertainties that exist with respect to these proposals, management cannot predict the effect on EEX of any legislation that might be enacted. See "Business--Government Regulation."

ENVIRONMENTAL MATTERS

  EEX believes that its properties and operations are in substantial compliance with applicable environmental laws and regulations. The construction and operation of facilities for drilling, transporting, processing and storing gas and oil are subject to federal, state and local environmental laws and regulations, including those that can impose obligations to clean up hazardous substances at facilities EEX owns or operates or to which it has sent wastes for disposal. In most instances, the applicable regulatory requirements relate to water and air pollution control and solid waste management measures. Environmental regulation can increase the cost of planning, designing, installing and operating such facilities. Expenditures for environmental control equipment and for remediation have not been significant in relation to the results of operations of EEX. EEX believes, however, that it is reasonably likely that the trend in environmental legislation and regulations will continue to be toward stricter standards. See "Business--Government Regulation."

COMPETITION

  The oil and gas industry is highly competitive in all its phases. EEX competes in the acquisition of properties, the search for and development of reserves, the production and sale of oil and gas, and the securing of the labor and equipment required to conduct operations. EEX's competitors include major oil and gas companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have financial and other resources that substantially exceed those available to EEX. Oil and gas producers also compete with other industries that supply energy and fuel.

CONTROL BY ENSERCH

  After the Offering, ENSERCH will own beneficially 83.4% of the outstanding Common Stock (or 81.5% if the U.S. Underwriters exercise their over-allotment option in full), enabling it to elect all directors of EEX. Through its ability to elect all directors of EEX, ENSERCH will retain the ability to control all matters relating to the management of EEX, the future issuance of Common Stock and other securities of EEX and the payment of dividends on the Common Stock. ENSERCH will also retain effective control over the outcome of all matters upon which EEX shareholders vote. Certain of EEX's directors and officers are also directors and/or officers of ENSERCH or its other subsidiaries. See "Relationship between EEX and ENSERCH."

CONFLICTS OF INTEREST

  As a result of ENSERCH's control of EEX, certain conflicts of interest arise in relations between EEX and ENSERCH and its other subsidiaries and affiliates (collectively, the "ENSERCH Companies"), including conflicts with respect to the issuance of Common Stock and other voting securities of EEX, the election of directors of EEX, the payment of dividends by EEX and various transactions between ENSERCH and EEX. For example, certain ENSERCH Companies purchase and market natural gas produced by EEX. The interests of the ENSERCH Companies with respect to the pricing, terms of delivery and other aspects of these transactions are not the same as those of EEX. However, EEX believes that the terms of these transactions have been at least as favorable to EEX as could have been obtained from unaffiliated third parties. A number of specific types of transactions and relationships between EEX and the ENSERCH Companies are contemplated and permitted by Article Eleven of EEX's Restated Articles of Incorporation. For example, Article Eleven permits EEX to enter into contracts with any ENSERCH Company (including entities in which ENSERCH has a direct or indirect interest) as long as the transaction is authorized or ratified by a majority of the Board of Directors of EEX. In determining whether this majority vote has been achieved, the vote of a director of ENSERCH who is also a director of EEX may be counted toward the authorization or ratification. The nature of the respective businesses of EEX and the ENSERCH Companies may also give rise to conflicts of interest. ENSERCH has advised EEX that it does not currently intend to engage in the acquisition or development of, or exploration for, gas and oil except through its beneficial ownership of Common Stock of EEX. However, as part of ENSERCH's business strategy, it may from time to time acquire businesses primarily engaged in other activities that also include gas and oil operations. In addition, consistent with Article Eleven, an ENSERCH Company may engage in direct competition with EEX without first being obligated to offer the transaction or other opportunity to EEX. See "Relationship Between EEX and ENSERCH--Conflicts of Interest" and "Certain Transactions."

SHARES ELIGIBLE FOR FUTURE SALE

  EEX is authorized to issue additional equity and debt securities, including shares of preferred stock. Under the current rules of the NYSE, EEX may not issue shares of Common Stock equal to 20% or more of the then outstanding shares in connection with any single future transaction, other than a public sale for cash, without shareholder approval. The future sale of a substantial number of shares of Common Stock or preferred stock in the public market could adversely affect the shareholders' equity interest in EEX and the market price of the Common Stock, and their interests in the assets, liabilities, results of operations and cash flows of EEX represented by the issued and outstanding shares of Common Stock may be diluted. The shares of Common Stock sold in the Offering will be eligible for immediate resale in the public market without restriction, except to the extent shares are acquired by an affiliate of EEX. If EEX or the ENSERCH Companies should sell a substantial amount of Common Stock after the Offering, the prevailing market price of the Common Stock could be adversely affected. The ENSERCH Companies have agreed not to sell Common Stock for 180 days after the date of this Prospectus, subject to certain limited exceptions. See "Underwriters" and "Security Ownership of Certain Beneficial Owners and Management."

LIMITED TRADING MARKET

  Prior to the Offering, there has been a limited trading market for the Common Stock. See "Underwriters--Pricing of the Offering." Although the Common Stock is listed on the NYSE, there can be no assurance that an active trading market for the Common Stock will develop subsequent to the Offering. After the completion of the Offering, the market price of the Common Stock may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of EEX and general economic and other conditions.

                                USE OF PROCEEDS

  The net proceeds from the sale of Common Stock offered hereby will be used to repay debt incurred in connection with the DALEN Acquisition and for other corporate purposes. For a description of the terms of the debt to be repaid see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Long-term Debt and Bridge Loan."

                MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock began trading on the NYSE on January 3, 1995, under the symbol "EEX." There were no trades in the Common Stock in any market prior to that date. The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape.

         MONTH OF 1995                             HIGH     LOW
         -------------                            ------- -------
         January................................. $11 1/8 $ 9 3/4
         February................................  10 1/4   9 3/8
         March...................................  10 1/2   9 5/8
         April...................................  13 3/4  10 1/8
         May.....................................  14 3/8  13 1/2
         June (through June 20)..................  14 7/8  14

  A recent reported last sale price per share for the Common Stock on the NYSE is set forth on the cover page of this Prospectus. At June 15, 1995, there were approximately 2,100 holders of record of the Common Stock.

  Prior to the Offering, only a limited number of shares of Common Stock have traded publicly. For a discussion of the factors considered in determining the price of the Common Stock in the Offering, see "Underwriters--Pricing of the Offering."

  No dividends have been paid on the Common Stock and EEX does not anticipate paying any cash dividends in the foreseeable future. EEX instead intends to retain its earnings to support the growth of EEX's business. For example, EEX is engaged in several offshore development projects that will require significant capital investment over the next several years. Future cash dividends will depend on EEX's earnings, capital requirements, financial condition and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of EEX as of March 31, 1995, (a) on an historical basis after giving effect to the acquisition of the international and SACROC operations of ENSERCH, (b) on a pro forma basis to reflect the financing of the DALEN Acquisition and completion of the Garden Banks and Green Canyon Transactions, and (c) on a pro forma basis, as adjusted to give effect to the Offering and the application of the estimated $300 million of net proceeds therefrom. The table below should be read in conjunction with "Business--Recent Developments," "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Reorganization" and EEX's financial statements and notes thereto included in this Prospectus.

                                              MARCH 31, 1995
                                      --------------------------------
                                                            PRO FORMA
                                                                AS
                                        EEX     PRO FORMA    ADJUSTED
                                      --------  ----------  ----------
                                                  (IN THOUSANDS)
Short-term debt:
  Temporary advances from ENSERCH.... $ 65,449  $   20,449  $   20,449
  Bridge loan due November 15, 1995
   (1)...............................      --      150,000     150,000
                                      --------  ----------  ----------
    Total short-term debt............ $ 65,449  $  170,449  $  170,449
                                      ========  ==========  ==========
Long-term debt:
  Capital lease obligations (2)...... $155,179  $  101,179  $  101,179
  Bank revolving credit facility.....      --      350,000      50,000
                                      --------  ----------  ----------
    Total long-term debt.............  155,179     451,179     151,179
                                      --------  ----------  ----------
Common shareholders' equity:
  Common stock--$1.00 par value,
   authorized 200,000,000 shares,
   issued and outstanding 105,684,389
   shares, 125,684,389 shares as
   adjusted..........................  105,684     105,684     125,684
  Paid in capital....................  630,618     630,618     910,618
  Retained earnings..................      624         624         624
  Unamortized restricted stock
   compensation......................     (284)       (284)       (284)
                                      --------  ----------  ----------
    Total common shareholders'
     equity..........................  736,642     736,642   1,036,642
                                      --------  ----------  ----------
      Total capitalization........... $891,821  $1,187,821  $1,187,821
                                      ========  ==========  ==========

- --------
(1) EEX expects to refinance the bridge loan before its maturity on a long-term basis through an asset-based financing. See "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Long-term Debt and Bridge Loan."
(2) Includes current portion of $4.8 million; $54.0 million will be repaid upon completion of the Garden Banks Transaction. See "Business--Recent Developments."

                        PRO FORMA FINANCIAL INFORMATION

  The following unaudited condensed pro forma financial statements give effect to the DALEN Acquisition and related financing, the completion of the Garden Banks and Green Canyon Transactions and the Offering (including the application of the estimated net proceeds as described under "Use of Proceeds"). See "Business--Recent Developments" and "Use of Proceeds." The condensed pro forma financial statements for the year ended December 31, 1994, and for the three months ended March 31, 1995, have been prepared from the historical financial statements of EEX and DALEN after adjustments as described below. The EEX financial information as presented herein is based on the historical results of operations of Enserch Exploration Partners, Ltd. ("EP"), after certain eliminations and adjustments, including a pro forma provision for income taxes, combined with the results of operations of the properties acquired from ENSERCH in 1995. See "The Reorganization" and "Certain Transactions." The unaudited condensed pro forma balance sheet as of March 31, 1995, has been presented as if the above-described transactions occurred on that date. The unaudited condensed pro forma statements of income assume that the DALEN Acquisition occurred at the beginning of each period presented. The unaudited pro forma, as adjusted, financial information includes the adjustments made to reflect the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

  These unaudited condensed pro forma financial statements should be read in conjunction with the financial statements of EEX and DALEN included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The unaudited condensed pro forma statements of income are not necessarily indicative of the financial results that would have occurred had the above-described events been consummated on the indicated dates, nor are they necessarily indicative of future results.

  EEX will account for the DALEN Acquisition as a purchase. All acquired assets, consisting principally of gas and oil properties, will be evaluated following the acquisition for purposes of assigning the excess of the purchase price over DALEN's book value. It is anticipated that essentially all of the valuation adjustments will be assigned to gas and oil properties, and the condensed pro forma financial statements have been prepared on that basis. DALEN followed the successful efforts method of accounting for gas and oil properties, whereby unsuccessful exploratory costs are charged to expense as incurred. Costs applicable to productive wells and development dry holes are capitalized and amortized on the units-of-production method based on estimated proved reserve quantities. EEX follows the full-cost method of accounting for gas and oil properties, whereby all exploratory costs, including costs of both successful and unsuccessful exploratory wells, are capitalized and amortized on the units-of-production method based on estimated proved reserve quantities. For purposes of presenting the unaudited condensed pro forma financial statements of the combined entities, DALEN's statements of operations have been converted to the full-cost method of accounting.

  EEX borrowed $350 million under a bank revolving credit facility to fund the purchase of DALEN and to reduce advances from ENSERCH. A $150 million bridge loan was used to refinance DALEN's $115 million bank debt and reduce advances from ENSERCH. The bridge loan is expected to be repaid later this year with the proceeds of a $150 million asset-based financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Long-term Debt and Bridge Loan."

  Although EEX expects to reduce the general and administrative expenses for the combined operations of EEX and DALEN with the elimination of duplicative functions, the amount of such reduction cannot be reasonably determined at this time.

                           ENSERCH EXPLORATION, INC.

                  UNAUDITED CONDENSED PRO FORMA BALANCE SHEET
                                 MARCH 31, 1995

                                                            PRO FORMA                   OFFERING     PRO FORMA
                                         EEX      DALEN   ADJUSTMENTS(A)  SUB-TOTAL  ADJUSTMENTS(B) AS ADJUSTED
                                      ---------- -------- --------------  ---------- -------------- -----------
                                                                   (IN THOUSANDS)
ASSETS
Current assets:
  Cash and equivalents..............  $      655 $  5,653   $  32,300(c)  $   38,608                $   38,608
  Accounts receivable--trade........      13,988   18,673                     32,661                    32,661
  Accounts receivable--affiliates...      18,225   14,708                     32,933                    32,933
  Other.............................       7,106    4,313                     11,419                    11,419
                                      ---------- --------   ---------     ----------                ----------
    Total...........................      39,974   43,347      32,300        115,621                   115,621
                                      ---------- --------   ---------     ----------                ----------
Net property, plant and equipment...   1,282,717  427,283     (71,297)     1,638,703                 1,638,703
                                      ---------- --------   ---------     ----------                ----------
Other assets........................      16,258      540                     16,798                    16,798
                                      ---------- --------   ---------     ----------                ----------
    Total...........................  $1,338,949 $471,170   $ (38,997)    $1,771,122                $1,771,122
                                      ========== ========   =========     ==========                ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bridge loan.......................  $          $          $ 150,000     $  150,000                $  150,000
  Accounts payable--trade...........      55,554   11,954                     67,508                    67,508
  Accounts payable--ENSERCH
   Companies........................       3,481                               3,481                     3,481
  Temporary advances--ENSERCH
   Companies (net)..................      65,449              (45,000)        20,449                    20,449
  Current portion of capital lease
   obligations......................       4,760                               4,760                     4,760
  Other.............................       3,407   10,255                     13,662                    13,662
                                      ---------- --------   ---------     ----------                ----------
    Total...........................     132,651   22,209     105,000        259,860                   259,860
                                      ---------- --------   ---------     ----------                ----------
Capital lease obligations...........     150,419              (54,000)        96,419                    96,419
                                      ---------- --------   ---------     ----------                ----------
Long-term debt......................              115,000     235,000        350,000    (300,000)       50,000
                                      ---------- --------   ---------     ----------    --------    ----------
Deferred income taxes...............     286,342   73,845     (73,845)       286,342                   286,342
                                      ---------- --------   ---------     ----------                ----------
Other liabilities...................      32,895    8,964                     41,859                    41,859
                                      ---------- --------   ---------     ----------                ----------
Common shareholders' equity.........     736,642  251,152    (251,152)       736,642     300,000     1,036,642
                                      ---------- --------   ---------     ----------    --------    ----------
    Total...........................  $1,338,949 $471,170   $ (38,997)    $1,771,122    $    --     $1,771,122
                                      ========== ========   =========     ==========    ========    ==========

                                                          (footnotes on page 17)

                           ENSERCH EXPLORATION, INC.

               UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994

                                              PROPERTIES
                                               DIVESTED   PRO FORMA       SUB-     OFFERING     PRO FORMA
                            EEX      DALEN    IN 1994(D) ADJUSTMENTS     TOTAL    ADJUSTMENTS  AS ADJUSTED
                          --------  --------  ---------- -----------    --------  -----------  -----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Natural gas...........  $144,550  $115,593   $(10,271)                $249,872                $249,872
  Oil and condensate....    30,880    45,814    (11,677)                  65,017                  65,017
  Natural gas liquids...     2,377     5,240     (1,408)                   6,209                   6,209
  Other.................     1,333     2,341     (2,236)                   1,438                   1,438
                          --------  --------   --------                 --------                --------
    Total...............   179,140   168,988    (25,592)                 322,536                 322,536
                          --------  --------   --------                 --------                --------
Costs and expenses:
  Production and
   operating............    30,963    32,008     (9,558)                  53,413                  53,413
  Exploration...........     9,136    24,886        (22)   (24,864)(e)     9,136                   9,136
  Depreciation and
   amortization.........    80,308   101,151    (14,826)   (12,581)(e)   154,052                 154,052
  Sale of inactive
   pipeline.............    (7,551)                                       (7,551)                 (7,551)
  General,
   administrative and
   other................    20,022    18,057       (598)                  37,481                  37,481
  Taxes, other than
   income...............    13,518    11,525     (2,015)                  23,028                  23,028
                          --------  --------   --------   --------      --------                --------
    Total...............   146,396   187,627    (27,019)   (37,445)      269,559                 269,559
                          --------  --------   --------   --------      --------                --------
Operating income (loss).    32,744   (18,639)     1,427     37,445        52,977                  52,977
Other income (expense)--
 net....................      (314)    2,845     (2,280)                     251                     251
Interest income.........     7,239     3,656                (3,656)(f)     7,239                   7,239
Interest expense........       --     (6,002)              (25,848)(f)   (31,850)    19,500(b)   (12,350)
                          --------  --------   --------   --------      --------    -------     --------
Income (loss) before
 income taxes...........    39,669   (18,140)      (853)     7,941        28,617     19,500       48,117
Income taxes (benefit)..    13,861   (15,206)      (299)    10,905 (g)     9,261      6,825(g)    16,086
                          --------  --------   --------   --------      --------    -------     --------
Net income (loss).......  $ 25,808  $ (2,934)  $   (554)  $ (2,964)     $ 19,356    $12,675     $ 32,031
                          ========  ========   ========   ========      ========    =======     ========
Net income per share....  $    .24                                      $    .18                $    .25
                          ========                                      ========                ========
Weighted average shares
 outstanding............   105,656                                       105,656                 125,656
                          ========                                      ========                ========


                                                          (footnotes on page 17)

                           ENSERCH EXPLORATION, INC.

               UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1995

                                             PRO FORMA     SUB-     OFFERING     PRO FORMA
                            EEX     DALEN   ADJUSTMENTS    TOTAL   ADJUSTMENTS  AS ADJUSTED
                          -------  -------  -----------   -------  -----------  -----------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Natural gas ..........  $31,885  $19,140                $51,025                $ 51,025
  Oil and condensate....    8,947    8,537                 17,484                  17,484
  Natural gas liquids...      735    1,121                  1,856                   1,856
  Other.................       94       69                    163                     163
                          -------  -------                -------                --------
    Total...............   41,661   28,867                 70,528                  70,528
                          -------  -------                -------                --------
Costs and expenses:
  Production and
   operating............    8,393    6,154                 14,547                  14,547
  Exploration...........    2,991    2,695     (2,695)(e)   2,991                   2,991
  Depreciation and
   amortization.........   19,093   19,603     (2,069)(e)  36,627                  36,627
  General,
   administrative and
   other................    7,042    4,280                 11,322                  11,322
  Taxes, other than
   income...............    3,578    2,382                  5,960                   5,960
                          -------  -------    -------     -------                --------
    Total...............   41,097   35,114     (4,764)     71,447                  71,447
                          -------  -------    -------     -------                --------
Operating income (loss).      564   (6,247)     4,764        (919)                   (919)
Other income (expense)-
 net....................      (24)     144                    120                     120
Interest income.........    1,026      155       (155)(f)   1,026                   1,026
Interest expense........     (605)  (2,119)    (5,844)(f)  (8,568)    4,875(b)     (3,693)
                          -------  -------    -------     -------    ------      --------
Income (loss) before
 income taxes...........      961   (8,067)    (1,235)     (8,341)    4,875        (3,466)
Income taxes (benefit)..      337   (4,411)       829 (g)  (3,245)    1,706(g)     (1,539)
                          -------  -------    -------     -------    ------      --------
Net income (loss).......  $   624  $(3,656)   $(2,064)    $(5,096)   $3,169      $ (1,927)
                          =======  =======    =======     =======    ======      ========
Net income (loss) per
 share..................  $   .01                         $  (.05)               $   (.02)
                          =======                         =======                ========
Weighted average shares
 outstanding............  105,658                         105,658                 125,658
                          =======                         =======                ========



                                                        (footnotes on next page)

          NOTES TO UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

(a) Adjusts the DALEN balance sheet to include in gas and oil properties the purchase price in excess of book value, eliminate DALEN's deferred income taxes and shareholder's equity and include the borrowings to finance the DALEN Acquisition. Also adjusts the EEX balance sheet to reflect the completion of the Garden Banks and Green Canyon Transactions.

                                                                (IN THOUSANDS)
   Adjustments to gas and oil properties:
     Purchase price............................................    $340,000
     Less--DALEN shareholder's equity..........................    (251,152)
        DALEN deferred income taxes............................     (73,845)
                                                                   --------
     Remainder.................................................      15,003
     Completion of Garden Banks and Green Canyon Transactions
      (see Note (c)):
       Reduction of capital lease obligations..................     (54,000)
       Cash receipts...........................................     (32,300)
                                                                   --------
         Total.................................................    $(71,297)
                                                                   ========
   Borrowings:
     Bridge loan...............................................    $150,000
     Borrowing under bank revolving credit facility............     350,000
                                                                   --------
         Total.................................................    $500,000
                                                                   ========
   Used for:
     Payment of DALEN purchase price...........................    $340,000
     Repay DALEN bank debt.....................................     115,000
     Reduce advances from ENSERCH..............................      45,000
                                                                   --------
         Total.................................................    $500,000
                                                                   ========
   Changes in long-term debt:
     Borrowing under bank revolving credit facility............    $350,000
     Less DALEN bank debt repaid from proceeds of bridge loan..    (115,000)
                                                                   --------
         Increase in long-term debt............................    $235,000
                                                                   ========

    The DALEN Acquisition will be recorded based on the balance sheet as of the closing date, June 8, 1995. It is anticipated that essentially all of the valuation adjustments will be assigned to gas and oil properties, and the condensed pro forma financial statements have been prepared on that basis.

(b) Adjusts the EEX balance sheet to reflect the assumed sale of the Common Stock offered hereby and use of the estimated $300 million of net proceeds therefrom to repay debt incurred in connection with the DALEN Acquisition.

(c) Reduces property and capital lease obligations by $54 million as of July 1, 1995, when an affiliate of Mobil is expected to complete the acquisition of a partial interest in the Garden Banks project. Also, as consideration for the sale of partial interests in the Garden Banks and Green Canyon projects, EEX expects to receive cash of $32.3 million, an interest in a gas and oil property and future work commitments related to the projects. The cash consideration will be recorded as a reduction of the carrying value of gas and oil properties. The conveyance of an interest in the gas and oil property and the future work commitments do not require recording in the financial statements of EEX.

(d) Eliminates revenues, expenses and a gain of $2.3 million in other income, all as attributable to properties divested by DALEN in the third quarter of 1994.

(e) Adjusts the DALEN statements of operations from the successful efforts to the full-cost method of accounting for gas and oil properties by eliminating DALEN's exploratory costs from Costs and Expenses and adjusting depreciation and amortization as follows:

                                                    YEAR ENDED   THREE MONTHS
                                                   DECEMBER 31, ENDED MARCH 31,
                                                       1994          1995
                                                   ------------ ---------------
                                                          (IN THOUSANDS)
    Eliminate successful efforts depreciation and
     amortization................................    $(86,325)     $(19,603)
    Add full cost amortization...................      73,744        17,534
                                                     --------      --------
      Net........................................    $(12,581)     $ (2,069)
                                                     ========      ========

(f) Adjusts interest income and interest expense to reflect EEX's financing of a portion ($155 million) of the DALEN purchase price and refinancing of DALEN bank debt in connection with the DALEN Acquisition.

(g) Provides income taxes on pro forma adjustments to income before income taxes at the applicable statutory federal rate of 35%. Eliminates Section 29 tight gas sands credits and permanent differences recorded by DALEN and reduces state income taxes incurred by DALEN to the rate applicable to the ENSERCH Companies; the eliminations and reductions total $8.1 million for the year ended December 31, 1994, and $1.3 million for the three months ended March 31, 1995.

                     SELECTED FINANCIAL AND OPERATING DATA

  The following tables set forth selected historical and pro forma as adjusted financial and operating data for EEX and its predecessor, EP. The selected historical financial and operating data for 1990 and 1991 have been derived from the audited financial statements of EP not included herein. The historical financial data for the years ended December 31, 1992, 1993, and 1994, and the three months ended March 31, 1994, are unaudited and have been derived from the historical audited financial statements of EP for the years ended December 31, 1992, 1993 and 1994, and the unaudited financial statements for the three months ended March 31, 1994, after certain eliminations and adjustments related to the Reorganization, including a pro forma provision for income taxes. The historical financial data for the three months ended March 31, 1995, are unaudited and have been derived from the consolidated financial statements of EEX. In the opinion of management, the financial data for the three months ended March 31, 1994 and 1995, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the information set forth herein. This information is not necessarily indicative of EEX's future performance. The following information should be read in conjunction with the financial statements of EEX and predecessor and "Pro Forma Financial Information" included in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Reorganization" and "Certain Transactions."


                                                                                                  PRO FORMA AS ADJUSTED
                               EP(1)                       EEX, EXCLUDING DALEN                   ----------------------
                        --------------------  --------------------------------------------------                 THREE
                                                                                THREE MONTHS          YEAR      MONTHS
                                    YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,       ENDED       ENDED
                        ----------------------------------------------------  ------------------  DECEMBER 31, MARCH 31,
                          1990       1991       1992      1993       1994       1994      1995        1994       1995
                        ---------  ---------  --------  ---------  ---------  --------  --------  ------------ ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
 Natural gas revenues.   $141,287   $122,164  $118,639   $146,355   $144,550   $42,524   $31,885    $249,872    $51,025
 Oil and condensate
  revenues............     58,721     49,344    45,064     36,863     30,880     7,609     8,947      65,017     17,484
 Natural gas liquids
  revenues............      1,695      1,503     6,554      4,148      2,377       451       735       6,209      1,856
 Other revenues.......        332      1,479     1,287      2,430      1,333       153        94       1,438        163
                        ---------  ---------  --------  ---------  ---------  --------  --------   ---------   --------
  Total revenues......    202,035    174,490   171,544    189,796    179,140    50,737    41,661     322,536     70,528
                        ---------  ---------  --------  ---------  ---------  --------  --------   ---------   --------
 Production and
  operating expenses..     31,383     31,543    29,392     28,960     30,963     7,700     8,393      53,413     14,547
 Exploration..........     11,317     11,046    11,163      8,668      9,136     2,251     2,991       9,136      2,991
 Depreciation and
  amortization........     71,552     72,550    76,742     79,105     80,308    21,115    19,093     154,052     36,627
 (Sale) writedown of
  inactive pipeline...        --         --     16,500        --      (7,551)      --        --       (7,551)       --
 Write-down of
  domestic (in 1991)
  and non-U.S. (in
  1993) gas and oil
  properties..........        --      51,480       --      10,191        --        --        --          --         --
 General,
  administrative and
  other...............     35,418     21,566    23,950     31,035     20,022     4,778     7,042      37,481     11,322
 Taxes, other than in-
  come................     15,908     16,490    15,983     16,216     13,518     3,650     3,578      23,028      5,960
                        ---------  ---------  --------  ---------  ---------  --------  --------   ---------   --------
  Total expenses......    165,578    204,675   173,730    174,175    146,396    39,494    41,097     269,559     71,447
                        ---------  ---------  --------  ---------  ---------  --------  --------   ---------   --------
 Operating income
  (loss) .............     36,457    (30,185)   (2,186)    15,621     32,744    11,243       564      52,977       (919)
 Other income (ex-
  pense)--net.........        (87)         2        (6)       --        (314)      --        (24)        251        120
 Interest income......        --         --      5,946      7,884      7,239     1,807     1,026       7,239      1,026
 Interest expense.....    (10,377)   (19,461)     (119)    (8,204)       --       (292)     (605)    (12,350)    (3,693)
                        ---------  ---------  --------  ---------  ---------  --------  --------   ---------   --------
 Income (loss) before
  income taxes........     25,993    (49,644)    3,635     15,301     39,669    12,758       961      48,117     (3,466)
 Income taxes.........        --         --        995      7,046     13,861     4,464       337      16,086     (1,539)
                        ---------  ---------  --------  ---------  ---------  --------  --------   ---------   --------
 Net income (loss)....  $  25,993  $ (49,644) $  2,640  $   8,255  $  25,808  $  8,294  $    624   $  32,031   $ (1,927)
                        =========  =========  ========  =========  =========  ========  ========   =========   ========
 Net income (loss) per
  share...............  $     .25  $    (.48) $    .02  $     .08  $     .24  $    .08  $    .01   $     .25   $   (.02)
                        =========  =========  ========  =========  =========  ========  ========   =========   ========
 Weighted average
  shares outstanding..    102,500    102,500   105,656    105,656    105,656   105,656   105,658     125,656    125,658
                        =========  =========  ========  =========  =========  ========  ========   =========   ========
CASH FLOW DATA:
 Net cash provided by
  operating
  activities..........  $  81,294  $  75,702  $ 98,442  $ 102,312  $  90,671  $ 48,651  $ 10,610   $ 173,032   $ 19,281
 Net cash provided by
  (used in) investing
  activities(2).......   (116,905)  (105,175)  (58,702)  (129,083)  (108,784)  (37,106)   30,507    (184,589)    46,420
 Net cash provided by
  (used in) financing
  activities(2).......     35,641     29,436   (38,879)    26,143     18,004   (11,540)  (40,696)     24,687    (38,215)
 EBITDA (3)...........    107,922     93,847    91,050    104,917    105,187    32,358    19,633     199,729     35,828

                                                 (table continued on next page)


                                                                                        PRO FORMA
                                                                                       AS ADJUSTED
                               EP(1)               EEX, EXCLUDING DALEN           ----------------------
                          --------------- ---------------------------------------                THREE
                                                                   THREE MONTHS       YEAR      MONTHS
                                  YEAR ENDED DECEMBER 31,         ENDED MARCH 31,    ENDED       ENDED
                          --------------------------------------- --------------- DECEMBER 31, MARCH 31,
                           1990    1991    1992    1993    1994    1994    1995       1994       1995
                          ------- ------- ------- ------- ------- ------- ------- ------------ ---------
OPERATING DATA:
 Sales volumes:
 Natural gas (Bcf)......     76.8    70.0    65.2    70.0    67.1    18.4    14.4     121.5       26.4
 Oil and condensate
  (MMBbls)..............      2.7     2.4     2.3     2.1     2.0      .5      .5       4.1        1.0
 NGLs (MMBbls)..........       .1      .1      .5      .3      .2     --       .1        .7         .2
  Total (Bcfe)..........     93.3    85.2    82.2    84.9    80.5    21.7    18.0     150.2       33.9
 Average sales prices:
 Natural gas (per Mcf)..  $  1.86 $  1.76 $  1.82 $  2.09 $  2.15 $  2.31 $  2.22   $  2.06     $ 1.93
 Oil and condensate (per
  Bbl)..................    22.29   20.36   19.20   17.24   15.38   14.80   16.79     15.80      16.89
 NGLs (per Bbl).........    17.84   18.79   13.38   12.09   10.85    9.80   11.14      9.28       8.63
  Total (per Mcfe)......     2.16    2.03    2.07    2.21    2.21    2.33    2.32      2.14       2.08
 Costs and expenses (per
  Mcfe):
 Production and
  operating (4).........  $   .34 $   .37 $   .36 $   .34 $   .38 $   .35 $   .47   $   .42     $  .50
 Exploration............      .12     .13     .14     .10     .11     .10     .17       .06        .09
 Depreciation and
  amortization..........      .77     .85     .93     .93    1.00     .97    1.06      1.03       1.08
 General, administrative
  and other.............      .38     .25     .29     .37     .25     .22     .39       .25        .33
 Taxes, other than
  income................      .17     .19     .19     .19     .17     .17     .20       .15        .18
GAS AND OIL PROVED
 RESERVE DATA
 (AT YEAR END):
 Gas (Bcf)..............  1,223.2 1,167.3 1,101.4 1,086.5 1,041.7                   1,370.8
 Oil (MMBbls)...........     28.7    38.0    39.2    39.3    50.6                      68.0
  Total (Bcfe)..........  1,395.4 1,395.3 1,336.6 1,322.3 1,345.3                   1,779.0

                                                                                                       PRO FORMA
                                           EP(1)(5)                      EEX, EXCLUDING DALEN         AS ADJUSTED
                          ------------------------------------------- ---------------------------     -----------
                                         DECEMBER 31,
                          ------------------------------------------- DECEMBER 31,     MARCH 31,       MARCH 31,
                             1990       1991       1992       1993        1994            1995           1995
                          ---------- ---------- ---------- ---------- ------------     ----------     -----------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
 Property, plant and
  equipment--net........  $1,043,673 $1,030,653 $  993,038 $1,030,311  $1,254,014      $1,282,717     $1,638,703
 Total assets...........   1,109,203  1,077,619  1,039,185  1,086,303   1,381,235       1,338,949      1,771,122
 Capital lease
  obligations, including
  current
  portion...............         --         --         --         --      155,855         155,179        101,179
 Long-term debt.........     202,000    234,000    266,000    298,000         --              --          50,000
 Common shareholders'
  equity................         --         --         --         --      736,008         736,642      1,036,642
 Common shareholders'
  equity per share......         --         --         --         --         6.98            6.99           8.26
 Partnership capital....     777,210    696,505    645,179    610,237         --              --             --

- --------
(1) Historical data of EP, a partnership, predecessor to EEX. The weighted average shares data and net income (loss) data is for partnership units. Distributions declared were $.30 per unit for 1990 and 1991.
(2) Pro forma cash flow amounts exclude the $340 million acquisition of DALEN and the refinancing of its $115 million of bank debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources--Long-term Debt and Bridge Loan."
(3) EBITDA is earnings before interest, income taxes, depreciation and amortization, (sale) writedown of inactive pipeline and write-off of gas and oil assets. EBITDA is presented here to provide additional information about EEX's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.
(4) Excludes production, severance and ad valorem taxes.
(5) EEX succeeded to the gas and oil business of EP on December 30, 1994; balance sheet information for preceeding years represents the balance sheet information of EP, its predecessor.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  EEX, through its predecessors, has been engaged in the exploration for and the development, production and sale of natural gas and crude oil since 1918. On December 30, 1994, EEX succeeded to the gas and oil business of EP through the Reorganization. All references to 1994 and prior periods in this discussion reflect the results of EEX, after giving effect to the Reorganization. See "The Reorganization", "Certain Transactions" and the financial statements of EEX in this Prospectus. The pro forma as adjusted financial information gives effect to the DALEN Acquisition, the completion of the Garden Banks and Green Canyon Transactions, and the Offering. See "Pro Forma Financial Information."

  As an independent gas and oil producer, EEX's results of operations are dependent upon the difference between the prices received for gas and oil produced and the costs of finding and producing gas and oil. Revenue, operating profit and earnings for EEX closely follow fluctuations in product prices and production volumes. On an energy equivalent basis, gas reserves at December 31, 1994, constituted 77.4% of total reserves and gas production accounted for 83.4% of total production for 1994. Accordingly, variations in gas prices have a more significant impact on EEX's results of operations than variations in oil prices. As EEX's production of oil increases from the development of its Gulf of Mexico properties and from production from certain DALEN properties, Management expects gas production to decrease as a percentage of total production. EEX manages a portion of the risk associated with fluctuations in the price of natural gas and oil through the use of hedging techniques such as gas and oil swaps, collars and futures agreements. Normally, 30% to 70% of anticipated gas and oil production is hedged.

  EEX's production has fluctuated over the last three years, increasing from
82.2 Bcfe in 1992 to 84.9 Bcfe in 1993 and declining to 80.5 Bcfe in 1994. Production varies with the timing of development of proved reserves, the completion of major development projects, and the success of the exploration program. These factors may offset or exceed the natural decline in production from mature fields. Primarily as a result of the start up of production from the Mississippi Canyon project, 1993 production increased over the prior year. In 1994, as a result of a relatively unfavorable natural gas price environment, EEX reduced capital expenditures related to the development of certain gas properties, resulting in lower total production.

  Operating results for 1995 are expected to be affected by the third quarter commencement of production from the Garden Banks project. Revenues from the initial production of the two existing wells may not be sufficient to cover operating costs, amortization and the equipment lease costs on the floating production platform and related facilities. Some operating costs and amortization vary with production, but other costs and the equipment lease costs are essentially fixed and decline on a per unit basis as production increases. Management believes operating results will improve in 1996 as production begins from several additional development wells in the Garden Banks project, and as the related equipment lease and other fixed costs are spread over greater production.

  EEX follows the full-cost method of accounting for gas and oil properties. Product prices are subject to seasonal and other fluctuations. A decline in prices from March 1995 levels or other factors, without mitigating circumstances, could cause a future write-down of capitalized costs and a non-cash charge against income.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1995 TO THREE MONTHS ENDED MARCH 31, 1994

  OPERATING RESULTS

  Net income for the three months ended March 31, 1995, was $.6 million ($.01 per share), compared with net income of $8.3 million ($.08 per share) for the three months ended March 31, 1994. Operating income for the same period in 1995 was $.6 million, compared with $11.2 million for the prior year period. First quarter 1995 results included a $.8 million after-tax ($1.2 million pre-tax) charge for the deductible portion of injury and damage claims, while first quarter 1994 results included a $.2 million after-tax ($.4 million pre-tax) reduction of reserves for such claims no longer required. Excluding these unusual items, net income for the three months ended March 31, 1995, was $1.4 million ($.01 per share), compared with net income of $8.1 million ($.08 per share) for the three months ended March 31, 1994. Operating income for the same period in 1995 was $1.8 million, compared with $10.9 million for the prior year period.

  REVENUES

  Total revenues declined from $50.7 million for the three months ended March 31, 1994, to $41.7 million for the three months ended March 31, 1995, or 17.9%, primarily as a result of lower natural gas production and prices, partially offset by increases in oil production and prices. Natural gas revenue decreased $10.6 million as production decreased from 18.4 Bcf to 14.4 Bcf, or 21.8%. This reduction reflects lower output from Gulf of Mexico properties, partially due to maintenance work; lower sales volumes recognized from East Texas fields, primarily due to timing differences on annual delivery requirements on reserves sold in 1988; and reduced development expenditures for replacing gas production due to the relatively low gas price environment. Natural gas prices declined from an average of $2.31 per Mcf to $2.22 per Mcf, including the effects of hedging transactions. As a result of gas price hedging activities, EEX realized revenue of approximately $3.0 million, or $0.21 per Mcf, in the first quarter of 1995, compared with virtually no impact on revenue from hedging activities in 1994. Oil revenue increased by $1.3 million as production increased slightly and prices increased from $14.80 per Bbl in 1994 to $16.79 per Bbl in 1995. Oil price hedging activity reduced first quarter 1995 oil revenue by $.1 million ($.14 per Bbl) and added $.7 million ($1.30 per Bbl) in the first quarter of 1994.

  EXPENSES

  Depreciation and amortization ("D&A") decreased 9.6% from $21.1 million in 1994 to $19.1 million in 1995. The decrease was due to the decline in production, partially offset by a higher per unit amortization of capitalized costs caused by higher onshore exploratory expenditures and the conversion of the Mississippi Canyon project from an operating to a capital lease. On a per unit basis, D&A increased from $.97 per Mcfe to $1.06 per Mcfe.

  Production and operating costs increased by $.7 million, from $7.7 million to $8.4 million, primarily due to higher maintenance costs associated with work on an onshore well. On a unit of production basis, production and operating costs increased from $.35 per Mcfe to $.47 per Mcfe, reflecting the impact of fixed costs on a lower level of production.

  Exploration expense increased $.7 million, or 32.9%, to $3.0 million as a result of increased international exploration activity.

  General and administrative costs ("G&A") increased from $4.8 million to $7.0 million, or 47.4%, primarily due to the year-to-year variance in the provision for the deductible portion of injury and damage claims. Excluding the provisions for injury and damage claims discussed above, G&A costs increased from $5.2 million, or $.24 per Mcfe, in 1994 to $5.8 million, or $.32 per Mcfe, in 1995, with the per Mcfe rate for the 1995 period increased by a temporarily lower level of production.

  Interest income decreased $.8 million to $1.0 million as a result of the collection of an intercompany note receivable from an ENSERCH Company in February 1995. Interest expense increased from $.3 million in 1994 to $.6 million in the 1995 period as a result of higher intercompany debt.

COMPARISON OF FISCAL YEAR 1994 TO FISCAL YEAR 1993

  OPERATING RESULTS

  Net income increased from $8.3 million in 1993 to $25.8 million in 1994, or 212.6%, as operating income increased from $15.6 million to $32.7 million, or 109.6%, over the same period. Results for 1994 included a $4.9 million after-tax ($7.6 million pre-tax) gain from the sale of an inactive offshore pipeline that was written-down by $10.9 million after-tax ($16.5 million pre-tax) in 1992 and a $1.3 million after-tax ($2.0 million pre-tax) credit associated with litigation. Results for 1993 included a $6.6 million after-tax ($10.2 million pre-tax) write-off of non-U.S. gas and oil assets and a $4.6 million after-tax ($7.1 million pre-tax) charge relating to litigation. Excluding these unusual items, net income increased from $19.5 million in 1993 to $19.6 million in 1994, and operating income decreased from $32.9 million in 1993 to $23.2 million in 1994, or 29.6%.

  REVENUES

  Total revenues declined from $189.8 million in 1993 to $179.1 million in 1994, or 5.6%, primarily as a result of lower natural gas and oil production and lower oil prices, partially offset by higher natural gas prices. Natural gas revenue decreased $1.8 million as production decreased 4.2% to 67.1 Bcf in 1994, principally due to reduced production from two fields in South Texas. Natural gas prices increased from $2.09 per Mcf in 1993 to $2.15 per Mcf in 1994, as gas price hedging activities added $5.0 million, or $.07 per Mcf, to 1994 revenue compared with a net decrease in revenue of $4.1 million, or $.06 per Mcf, from hedging activities in 1993. Oil revenue decreased $6.0 million as production decreased 6.0% to 2.0 MMBbls, primarily due to the natural decline in production. Oil prices declined from $17.24 per Bbl to $15.38 per Bbl, or 10.8%, from 1993 to 1994. Oil price hedging activities decreased 1994 revenue by $.7 million ($.34 per Bbl) and increased 1993 revenue by $.4 million ($.18 per Bbl).

  EXPENSES

  D&A expense increased slightly from $79.1 million in 1993 to $80.3 million in 1994, or 1.5%, due to higher per unit amortization of capitalized costs related to the conversion of the Mississippi Canyon project from an operating to a capital lease and higher onshore exploration expenditures, partially offset by the effects of lower production. On a per unit of production basis, D&A expense increased from $.93 per Mcfe to $1.00 per Mcfe.

  Production and operating costs increased by $2.0 million, or 6.9%, from $29.0 million in 1993 to $31.0 million in 1994. On a unit of production basis, production and operating costs increased from $.34 per Mcfe to $.38 per Mcfe.

  Exploration expenses increased $.5 million, or 5.4%, to $9.1 million as a result of increased international exploration activity.

  Expenses in 1993 were impacted by a $10.2 million write-off of unsuccessful exploration costs associated with the international operations.

  G&A costs decreased from $31.0 million to $20.0 million, or 35.5%. Excluding amounts associated with the litigation, G&A costs decreased from $23.9 million to $22.0 million, or 7.9%, as a result of a corporate reorganization and the consolidation of job functions. On a per unit basis, G&A costs declined from $.28 per Mcfe in 1993 to $.27 per Mcfe in 1994.

  Taxes, other than income, decreased $2.7 million, or 16.7%, to $13.5 million as a result of a decline in gas and oil production.

  Interest income decreased $.6 million to $7.2 million in 1994. Interest expense incurred in 1993 was $8.2 million; no interest expense was incurred in 1994. Interest expense in 1993 included a provision of $6.0 million for interest due royalty owners.

  The effective income tax rate was 35% in 1994. The 46% effective rate in 1993 varies from the expected rate because of the 1% increase in the federal statutory rate in 1993.

COMPARISON OF FISCAL YEAR 1993 TO FISCAL YEAR 1992

  OPERATING RESULTS

  Net income increased from $2.6 million in 1992 to $8.3 million in 1993, or 212.7%, as operating results improved from a loss of $2.2 million to income of $15.6 million over the same period. Results in 1993 included a $6.6 million after-tax ($10.2 million pre-tax) write-off of unsuccessful foreign exploration costs and a $4.6 million after-tax ($7.1 million pre-tax) charge relating to litigation. Results in 1992 included a $10.9 million after-tax ($16.5 million pre-tax) writedown of an inactive pipeline. Excluding these unusual items, net income increased 44.2% from $13.5 million in 1992 to $19.5 million in 1993. Operating income increased from $14.3 million to $32.9 million over the same period.

  REVENUES

  Total revenues increased from $171.5 million in 1992 to $189.8 million in 1993, or 10.6%, primarily from increased volumes and prices of natural gas, partially offset by lower oil volumes and prices. Natural gas revenue increased $27.7 million as production increased 7.4% to 70.0 Bcf as a result of the start-up of production from the Mississippi Canyon project. Natural gas prices increased from $1.82 per Mcf in 1992 to $2.09 per Mcf. As a result of gas price hedging activities, EEX incurred a net decrease of $4.1 million, or $.06 per Mcf, in gas revenue in 1993 and a decrease of $.7 million, or $.01 per Mcf, in 1992. Oil revenue decreased $8.2 million as production decreased 8.9% to 2.1 MMBbls, primarily due to decreased production in the North Texas area. Oil prices declined 10.2%, from $19.20 per Bbl to $17.24 per Bbl. Oil price hedging activities increased 1993 revenue by $.4 million, or $.18 per Bbl; no hedging activities applied to oil production in 1992.

  EXPENSES

  D&A expense increased from $76.7 million in 1993 to $79.1 million, or 3.1%, due to an increase in production. On a unit of production basis, D&A remained flat from year to year at $.93 per Mcfe.

  Production and operating expenses decreased $.4 million, or 1.5%, to $29.0 million in 1993. In addition, exploration expenses decreased by $2.5 million, or 22.4%, to $8.7 million in 1993. This decrease resulted from a cost control and reduction program implemented in 1993. On a unit of production basis, production and operating costs were reduced from $.36 per Mcfe in 1992 to $.34 per Mcfe in 1993.

  G&A costs increased from $24.0 million in 1992 to $31.0 million in 1993, or 30.0%. Excluding the charge for litigation in 1993, G&A costs were $23.9 million in both years, and on a unit of production basis, G&A costs decreased from $.29 per Mcfe in 1992 to $.28 per Mcfe in 1993.

  Taxes, other than income, increased slightly from $16.0 million in 1992 to $16.2 million in 1993 as onshore revenue increased.

  Interest income increased from $5.9 million in 1992 to $7.9 million in 1993 due to a higher level of intercompany notes receivable. EEX incurred $.1 million of interest expense in 1992 compared with $8.2 million in 1993. Interest expense in 1993 included a provision of $6.0 million for interest due royalty owners.

  The 46% effective income tax in 1993 varies from the expected rate because of the 1% increase in the federal statutory rate in 1993. The 27% effective rate in 1992 reflects permanent differences for statutory depletion.

LIQUIDITY AND CAPITAL RESOURCES

  EEX has funded its activities through cash provided from operations, borrowings from ENSERCH, and both operating and capital lease arrangements with an ENSERCH Company.

  CASH FLOWS

  For the first quarter of 1995, EEX had net cash flows from operating activities of $10.6 million, compared with $48.7 million for the first quarter of 1994. Changes in current operating assets and liabilities required $2.9 million in the first quarter of 1995, but provided $8.3 million in the prior first quarter. In the first quarter of 1994, reimbursements of expenditures for project equipment through the Garden Banks leasing arrangement exceeded disbursements by $10.1 million. In the first quarter of 1995, deferred lease operating and interest expenses were $7.8 million, compared with $.8 million in the first quarter of 1994. Also, net income was $7.7 million less than in 1994 and D&A was $2.0 million less than in 1994. Investing activities provided $30.5 million during the first quarter of 1995, which included $86.1 million from the collection of the note receivable from an ENSERCH Company, compared with a $37.1 million requirement for investing activities in the first quarter of 1994. The net cash provided by operating and investing activities of $41.1 million was primarily used to reduce temporary advances from ENSERCH Companies.

  Net cash flows from operating activities for the year ended December 31, 1994, were $90.7 million, $11.6 million less than the $102.3 million in 1993, principally due to an increase in operating assets and liabilities. Investing activities in 1994 required net cash flows of $108.8 million versus $129.1 million in 1993, with a higher level of capital spending more than offset by an increase in cash provided from the sale of properties and other investing activities. In addition, disbursements in 1994 for the construction of the Garden Banks facilities exceeded advances under leasing arrangements by $32.8 million. In 1994, $50.5 million was provided by temporary advances from ENSERCH Companies.

  For the year ended December 31, 1993, net cash flows from operating activities were $102.3 million versus $98.4 million in 1992. Investing activities in 1993 were $129.1 million, compared with $58.7 million in 1992, with property additions $53.9 million higher than in 1992. The net financing requirement in 1993 of $26.8 million was provided by temporary advances from ENSERCH Companies and advances under leasing arrangements that temporarily exceeded disbursements for facilities under construction.

  LEASES

  The equipment and facilities used in developing and producing reserves in the Mississippi Canyon and Garden Banks projects were financed by a predecessor company under lease arrangements with financial institutions guaranteed by ENSERCH. In connection with the Reorganization, the leases were assigned to and assumed by Enserch Exploration Holdings, Inc. ("EEH"), a wholly owned subsidiary of ENSERCH. EEX then entered into three sublease arrangements with EEH for the offshore facilities. For accounting purposes, one of the leases is an operating lease, and two are capital leases. The operating lease is for twelve years, with an option to purchase the equipment under lease at the end of the lease term at a fixed price equal to its estimated fair value. See "The Reorganization" and Note 6 to EEX's financial statements in this Prospectus.

  Costs for the Garden Banks facilities and equipment, including costs related to the recent discovery on Block 387, are expected to be approximately $350 million. EEX's lease arrangements with EEH have been modified to cover the additional costs, and also include financing costs incurred by the ENSERCH Companies prior to the sublease to EEX.

  The Garden Banks and Green Canyon Transactions will upon completion provide cash of approximately $32 million in the third quarter of 1995. EEX will also receive an interest in a gas and oil property and future work commitments on the Garden Banks and Green Canyon projects. In addition, EEX will be relieved of capital and operating lease obligations of approximately $140 million, as well as future capital expenditure requirements on the Garden Banks and Green Canyon projects, to the extent of the interests sold. See "Business-- Significant Properties and Exploration and Development Activities--Gulf of Mexico Region."

  LONG-TERM DEBT AND BRIDGE LOAN

  On June 8, 1995, EEX acquired all the capital stock of DALEN for $340 million and refinanced DALEN's $115 million of bank debt. Earlier, EEX had arranged a $350 million revolving credit facility maturing May 1, 1999, with a group of banks and a $150 million bridge financing facility maturing November 15, 1995 with a separate group of banks. These facilities limit total borrowings to the lesser of 60% of capitalization, as defined, or $750 million, and prohibit liens on property except under certain circumstances. Interest is charged at variable rates depending upon the consolidated capitalization ratio, as defined. The LIBOR-based rates to be paid range from LIBOR plus .35% to LIBOR plus .75% per annum for the $350 million facility, and LIBOR plus .25% to LIBOR plus .65% per annum for the $150 million facility, plus in each case a facility fee ranging from .15% per annum to .25% per annum. In connection with the DALEN Acquisition, EEX borrowed $350 million under the revolving credit facility to pay the purchase price and reduce advances from ENSERCH by $10 million. In addition, EEX borrowed $150 million under the bridge financing facility to repay DALEN's bank debt of $115 million and reduce advances from ENSERCH by $35 million. The bridge loan is expected to be repaid later this year with the proceeds of a $150 million asset-based financing.

  EEX intends to utilize substantially all of its internally generated cash flows for growth of the business. Internally generated cash flows may be supplemented by borrowings to fund temporary cash deficiencies. The net proceeds from the sale of the Common Stock in the Offering will be used to repay debt incurred in connection with the DALEN Acquisition and for other corporate purposes. Assuming the net proceeds of the Offering are $300 million, long-term debt remaining after the Offering will consist of $50 million of the $350 million capacity of the bank revolving credit facility due May 1, 1999, and capital lease obligations of $101 million. In addition, EEX has a $100 million borrowing arrangement with ENSERCH to meet short-term cash needs, of which $65 million was outstanding as of March 31, 1995. The balance fluctuates based on EEX's short-term cash needs and was reduced by $45 million from borrowings in connection with the DALEN Acquisition. The borrowing arrangement is expected to be reduced to $50 million upon the conclusion of the Offering. This borrowing arrangement was formalized by a letter agreement between EEX and ENSERCH effective as of January 1, 1995. See "Certain Transactions" and "Capitalization." EEX does not anticipate paying any cash dividends in the foreseeable future.

  CAPITAL BUDGET

  EEX currently expects capital expenditures for 1995 to be approximately $200 million. Capital expenditures excluding DALEN are expected to be $145 million, compared with expenditures of $133 million in 1994 and $119 million in 1993. Planned EEX expenditures for 1995 have been reduced about $15 million from the originally planned level of $160 million because of low natural gas prices. Capital expenditures for 1995 exploration and development of DALEN properties after the acquisition are estimated to be in the $50 million range. The expenditures exclude costs of the floating production platform and related facilities for the Garden Banks project, which are being provided through lease arrangements with EEH.

  HEDGING ACTIVITIES

  At March 31, 1995, EEX had outstanding swaps, collars and futures agreements extending through June 1996 to exchange payments on approximately 13.3 Bcf of gas and 1.2 MMBbls of oil, on which EEX had $1.4 million of net unrealized gains. At March 31, 1995, realized gains on hedging activities of $.6 million were deferred. At December 31, 1994, EEX had outstanding swaps, collars and futures agreements extending through December 1995 to exchange payments on approximately 17.8 Bcf of gas and 1.2 MMBbls of oil, on which EEX had $4.1 million of net unrealized gains. At December 31, 1994, realized gains on hedging activities of $.9 million were deferred.

                                    BUSINESS

GENERAL

  EEX's operations represent the gas and oil exploration and production business of ENSERCH. EEX, including its predecessors, has been engaged in the exploration for and the development, production and sale of natural gas, crude oil and natural gas liquids since 1918, with an original focus on augmenting its natural gas supply in Texas for its natural gas distribution operations. Exploration activities gradually expanded to a wide geographic area, including limited international activity. In 1985, substantially all of ENSERCH's domestic gas and oil exploration and production business was transferred to EP, a publicly traded limited partnership. Pursuant to the Reorganization, on December 30, 1994, EEX acquired all of the operating properties of EP in exchange for Common Stock, EP was dissolved and the Common Stock held by EP was distributed to EP's limited and general partners in accordance with their partnership interests. Trading of EEX shares began on the New York Stock Exchange on January 3, 1995. See "The Reorganization."

  EEX's domestic activities are focused in four regions: the Gulf of Mexico; East Texas; North Central Texas; and the Gulf Coast Region of Texas, Louisiana, Mississippi and Alabama. EEX's operations have been oriented primarily toward natural gas, which in 1994 accounted for 80.9% of production on an energy equivalent basis. EEX had total proved reserves of approximately 1.8 Tcfe on a pro forma basis as of December 31, 1994.

  Unless otherwise indicated, references in this Prospectus to reserves, production, drilling activity, acreage and other operating data refer to the pro forma combined data of (i) EEX following completion of the Reorganization,
(ii) the Dalen Acquisition and (iii) the Garden Banks and Green Canyon Transactions.

  The principal offices of EEX are located at 4849 Greenville Avenue, Suite 1200, Dallas, Texas 75206, and its telephone number is (214) 369-7893.

STRATEGY

  EEX's primary objective is to increase production, reserves and cash flows through the full exploitation of its large portfolio of developed and undeveloped acreage. EEX plans to achieve this objective by pursuing the following strategy:

  . Pursue balanced growth through a combination of low risk development projects, high potential exploration activities and strategic acquisitions.

  . Apply technology to development and exploration projects to reduce risks and efficiently produce reserves.

  . Emphasize efficient exploitation of producing properties through low cost operations.

  . Utilize tight sands and subsea operating experience to expand operations both domestically and internationally.

  . Maintain a strong balance sheet to provide flexibility to pursue future growth.

  EEX has extensive experience in reservoir management and believes it has particular competence in the exploitation and development of tight sands reservoirs. EEX's successful completion of subsea development operations in the deep water Gulf of Mexico using bundled flow lines to tie back to conventional shallow water production facilities, coupled with the use of technology such as 3-D seismic, has enabled it to become one of the few independent gas and oil companies to successfully develop deep water Gulf of Mexico reserves as well as operate such fields. EEX's two most recent deep water Gulf of Mexico development projects, the Garden Banks and Green Canyon projects, are currently under development. Initial production from the Garden Banks project is expected to commence in the third quarter of 1995 and from the Green Canyon project in the next three to four years.

  EXPLORATION

  EEX plans to concentrate its exploration activities primarily in areas in which Management believes EEX has a competitive advantage. This advantage may be derived from operating experience, technological expertise, geological or geophysical knowledge, and/or an acreage position. EEX's current exploration program is focused primarily in areas of current operations including: the Gulf of Mexico; the North Central Texas region, including the Hardeman Basin and Bend Arch; the Delaware Basin in Southwest New Mexico and the Anadarko Basin in Oklahoma; and in the Gulf Coast Region, concentrating on the tertiary plays and the Smackover Trend in Alabama. EEX plans to pursue growth through a balanced mix of prospects that include high risk, high reserve potential prospects, as well as prospects with lower risks and more modest reserve potential. EEX intends to manage its risk by generally limiting its participation in high risk ventures to a 50% or less working interest. EEX plans to deviate from this strategy only when Management believes the potential rewards are commensurate with the risks.

  EEX's plans to make substantial use of 3-D seismic technology in its exploration activities. EEX has successfully used this technology to discover and develop reserves both onshore and offshore.

  DEVELOPMENT

  EEX's portfolio of properties includes a range of fields in various stages of development. Many of these fields are mature properties facing natural declines in production. EEX has developed expertise in the management of these mature fields and through active reservoir management and application of technology has reversed or slowed the natural decline. EEX continually monitors its producing fields in an attempt to maximize present value.

  A critical component of exploiting these fields fully is cost control. EEX's strategy is to maintain low operating costs while minimizing capital costs. EEX's integrated approach to exploiting these fields enables it to apply techniques and technology developed in its other operations to its mature fields, thereby improving operating efficiency and lowering costs. The constant monitoring of a field's response to the application of production enhancement techniques allows EEX to design the proper combination of infill drilling, reworking of existing wells, recompletions and enhanced recovery techniques that is expected to improve the production of its existing fields.

  EEX recently entered into a joint program with the Los Alamos National Laboratory to study the impact of hydraulic fracturing in the Opelika Field located in EEX's East Texas Region. This exemplifies EEX's willingness to apply the latest technology toward enhancing field production. A successful program at Opelika could enable EEX to apply similar technology at its other fields.

  ACQUISITIONS AND DIVESTITURES

  EEX plans to continuously upgrade its portfolio of properties through a combination of acquisitions and divestitures. EEX will pursue selective acquisitions of reserves that complement existing operations and provide an opportunity to apply its operating and technological experience to enhance the value of the acquired properties. Acquisitions may consist of both large strategic acquisitions, such as the DALEN Acquisition, and smaller acquisitions that increase EEX's ownership in core properties. Following the DALEN Acquisition, EEX has a concentrated portfolio of reserves, with the 30 largest onshore fields accounting for 75 percent of EEX's reserves. Of these 30 onshore fields, 29 are operated by EEX.

  At the same time, EEX will continuously review its portfolio of properties to identify marginal, remote and non-strategic fields. These fields will be targeted for disposition. At the time of the DALEN Acquisition, EEX had reduced its number of fields from 400 in 1988 to 270. This process allows EEX to focus in areas where it has existing infrastructure, control of operations, and can achieve the lowest operating costs.

RECENT DEVELOPMENTS

  DALEN ACQUISITION

  On June 8, 1995, EEX acquired all the capital stock of DALEN, an independent gas and oil company engaged in the exploration for and the development and production of natural gas and crude oil. Through the DALEN Acquisition, EEX acquired proved reserves totaling 377.5 Bcfe and other assets for a purchase price of $340 million and refinanced DALEN's $115 million of bank debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." DALEN's activities have been oriented primarily toward natural gas and are concentrated in selected major production regions, including the Gulf Coast, the Gulf of Mexico and the Mid-Continent. DALEN was an attractive acquisition for EEX because several of DALEN's operations are located in fields that are either near or producing from formations from which EEX is also producing. EEX believes that DALEN's property base has significant exploitation and development potential. The DALEN Acquisition is a key step in EEX's growth plan from which EEX expects to realize near term benefits. The geologic similarity and proximity of DALEN's major producing properties to EEX's properties permit EEX to apply its expertise, particularly with respect to tight sands reservoirs, to these properties, from which EEX expects enhanced production and cash flows. At the same time, EEX will realize cost savings through the integration of the companies' operations. Synergistic opportunities for operating efficiencies and cost reductions are expected to result in improved financial results for the combined companies.

  GREEN CANYON PROJECT

  On May 15, 1995, an affiliate of Mobil signed a letter of intent to purchase a 40% interest in EEX's Green Canyon project. An affiliate of Reading & Bates Corp. had previously signed a letter of intent to purchase a 20% interest in the project. Upon the completion of the Green Canyon Transaction, EEX will own a 40% working interest in the Green Canyon project and remain the operator of the project. D&M has initially estimated gross reserves, including royalty interests, at the Green Canyon project to be 85.5 MMBbls of oil and 149.5 Bcf of natural gas, of which 49.2 MMBbls of oil and 102.2 Bcf of gas are in the proved category. EEX's initial interest in the Green Canyon reserves, excluding royalty interests, amounted to 42.5 MMBbls of oil and 88.4 Bcf of gas, for a total of 343.4 Bcfe; after completion of the Green Canyon Transaction, EEX's interest in the Green Canyon reserves will be 137.4 Bcfe. Based upon its experience and results to date in the Green Canyon project, EEX intends to expand its holdings in this area. On May 10, 1995, EEX, on behalf of its Green Canyon co-venturers, submitted the highest bids on six blocks within ten miles of the proposed location of the Green Canyon production facility and to date has been awarded exploration and development rights on five of them. EEX believes it is advantageously positioned to fully develop its Green Canyon holdings with the backing of its partners, each of which has considerable offshore experience.

  GARDEN BANKS PROJECT

  The progress of EEX's deep water Gulf of Mexico strategy is evidenced by another recently-announced transaction. On April 12, 1995, after evaluating EEX's development plans for Garden Banks Block 388, another affiliate of Mobil exercised its option to acquire a 40% interest in the Garden Banks project. EEX's interest in the Garden Banks reserves, excluding royalty interests, is
34.2 Bcf of proved gas reserves and 28.1 MMBbls of proved oil and gas liquids reserves. Both the Garden Banks and Green Canyon Transactions illustrate EEX's strategy of reducing its risk by limiting its working interest participation in high-risk ventures. These arrangements also enable EEX to reduce its capital commitments with respect to these projects while still participating in the potential rewards from bringing these properties to production.

  INTERNATIONAL OPERATIONS

  EEX is focused on expanding its activities in areas where its experience and technical competencies can be exploited. EEX believes that international exploration and development activities will be an important source of growth. On June 12, 1995, EEX announced the conclusion of a Memorandum of Understanding to form a joint venture with ONGC Videsh Limited, a wholly-owned subsidiary of the Oil & Natural Gas Corporation Limited of New Delhi, India, to explore and develop hydrocarbon resources in India and other countries. Joint ventures such as the one planned with ONGC Videsh Limited enable EEX to broaden the utilization of its expertise in the exploitation of mature natural gas and oil fields and to develop offshore geologic structures utilizing its experience in subsea completion technology and floating production technology. By combining with co-venturers that have a high degree of knowledge and experience with geologic conditions in their local regions, EEX believes that it can reduce the risks inherent in expanding beyond its core operations in the United States.

  EEX acquired all of its currently owned international properties in June 1995 when it purchased all the international gas and oil operations of ENSERCH, which consisted of concessions in Indonesia, Malaysia and Israel. The Indonesian properties contain proved reserves of 4.1 MMBbls of oil. EEX had previously managed these properties for ENSERCH for several years.

  A major effect of the above-described recent developments has been to increase EEX's net proved reserves. The following table sets forth EEX's net proved reserves as of December 31, 1994, on a pro forma basis, as restated to give effect to the recent developments described above.

                                                  NATURAL    OIL AND
                                                    GAS    GAS LIQUIDS  TOTAL
                                                   (BCF)    (MMBBLS)   (BCFE)
                                                  -------  ----------- -------
   EEX reserves as originally reported(1)........ 1,041.7      46.1    1,318.5
   Acquisition of DALEN reserves(2)..............   307.4      11.7      377.5
   Acquisition of ENSERCH's international re-
    serves(1)....................................     --        4.1       24.6
   Acquisition of ENSERCH's SACROC reserves(1)...     --         .3        2.1
   Initial estimation of reserves for Green Can-
    yon project(1)(3)(4).........................    88.4      42.5      343.4
   Sale of a 60% interest in Green Canyon proj-
    ect(1).......................................   (53.0)    (25.5)    (205.9)
   Sale of a 40% interest in Garden Banks proj-
    ect(1).......................................   (13.7)    (11.2)     (81.2)
                                                  -------     -----    -------
     Adjusted reserves........................... 1,370.8      68.0    1,779.0
                                                  =======     =====    =======

- --------
(1)As estimated by D&M.
(2) As estimated by Netherland, Sewell & Associates, Inc., independent petroleum engineers ("Netherland, Sewell").
(3)Net of royalty interests as of March 1, 1995.
(4)See "The Reorganization".

SIGNIFICANT PROPERTIES AND EXPLORATION AND DEVELOPMENT ACTIVITIES

  EEX's domestic activities are focused in four regions; the Gulf of Mexico; East Texas; North Central Texas; and the Gulf Coast Region of Texas, Louisiana and Alabama. The following table sets forth estimated pro forma net proved reserves of EEX by region at December 31, 1994:

                                          NATURAL   OIL AND           % OF TOTAL
                                            GAS   GAS LIQUIDS  TOTAL    PROVED
                   REGION                  (BCF)   (MMBBLS)   (BCFE)   RESERVES
                   ------                 ------- ----------- ------- ----------
   Gulf of Mexico........................   126.3    35.4       338.6    19.0%
   East Texas............................   849.5     7.9       897.2    50.4
   North Central Texas and Other.........   238.8    14.4       325.3    18.3
   Gulf Coast............................   156.2     6.2       193.3    10.9
                                          -------    ----     -------   -----
     Total domestic...................... 1,370.8    63.9     1,754.4    98.6
   International.........................     --      4.1        24.6     1.4
                                          -------    ----     -------   -----
     Total............................... 1,370.8    68.0     1,779.0   100.0%
                                          =======    ====     =======   =====

  GULF OF MEXICO REGION

  The Gulf of Mexico Region conducts exploration and development activities offshore in the Gulf of Mexico. Much of EEX's recent activity has been in the deep water (greater than 600 feet) areas of the Gulf of Mexico, which represented 83.6% of total proved reserves in this region at December 31, 1994, and 33.2% of 1994 production. Management believes EEX is one of the few independent exploration and development companies with the expertise to develop fields in deep water. The Gulf of Mexico properties typically are characterized by high initial production rates and high capital costs.

  Total proved reserves in the Gulf of Mexico are 338.6 Bcfe, which represent 19.0% of EEX's total proved reserves. The DALEN Acquisition added 27.8 Bcfe of total proved reserves in this region.

                                                   PROVED RESERVES       1994
                                                 AT DECEMBER 31, 1994 PRODUCTION
                     PROPERTY                           (BCFE)          (BCFE)
                     --------                    -------------------- ----------
   Green Canyon project(1)......................        137.4             --
   Garden Banks project.........................        121.8             --
   Mississippi Canyon project...................         23.9             8.2
   Other:
     EEX........................................         27.7             8.8
     DALEN......................................         27.8             7.7
                                                        -----            ----
       Total....................................        338.6            24.7
                                                        =====            ====

- --------
(1)As of March 1, 1995.

  Mississippi Canyon Project. Mississippi Canyon, the first deep water development project in the federal waters of the Gulf of Mexico that EEX has operated, reflects EEX's use of technology, including specialized 3-D seismic processing and remote completion and production techniques. EEX operates and owns a 37.5% working interest in this two-block unit located approximately 50 miles south of Grand Isle, Louisiana. The field is located in 1,410 to 1,520 feet of water just off the Outer Continental Shelf. A shipping fairway, the Louisiana Offshore Oil Port (or LOOP), covers the eastern three-fourths of the unit. Therefore, the field was developed utilizing clustered high angle subsea wells that flow to a remote platform located outside the shipping fairway in 380 feet of water. The field was placed on production in early 1993 and is currently producing from four wells. This project has been fully developed and although there may be deeper exploratory potential, no additional drilling is currently planned.

   Exploration activities in the Mississippi Canyon project were undertaken based on a 3-D seismic program conducted prior to field development. The program confirmed that the majority of the reservoir lies beneath the shipping fairway. A production program was developed that involved drilling highly deviated wells under the shipping fairway, subsea completing the wells and tying them back to a conventional shallow water production platform using bundled flowlines. The development program was completed as planned and, after two years of production, the field has been essentially maintenance free. Production from the field, which declined from initial levels due to anticipated water encroachment, has stabilized at approximately 35 MMcf of natural gas and 150 Bbls of gas liquids per day. The 3-D seismic data on Mississippi Canyon Block 441 is being reprocessed, using depth migration and other state-of-the-art techniques to aid in the identification of deeper exploratory targets, which, if successfully drilled, could add to the field reserves.

  Garden Banks Project. EEX is the operator and following completion of the Garden Banks Transaction, will own a 60% working interest in this six-block unit located 200 miles southwest of New Orleans, Louisiana in 2,200 feet of water. Final facility installation is currently underway. Two wells have been completed and first production is slated for the third quarter of 1995. A total of 17 wells comprise the current development plan.

  Field development plans for the Garden Banks project incorporate subsea well completions producing to a floating production facility tied back to a traditional production facility in shallow water. Throughout 1994, EEX worked on the conversion of a semi-submersible drilling rig to a floating drilling and production facility for the development of the Garden Banks project. The modification work has been completed and the facility has been moored on location. A 24-slot subsea template has been installed, and the two 12-inch gas and oil gathering lines have been installed and tied back to the shallow water production facility located 54 miles away. Completion operations on the two existing wells on Garden Banks Block 388 commenced in early 1995 and these wells will be brought on-stream after the production riser is installed. The initial well was completed in mid-March and tested at rates that indicate the well will likely flow at an initial daily rate of 6,000 Bbls of oil equivalent. The second well has been completed with initial daily production rates anticipated to be between 2,500 and 3,000 Bbls of oil equivalent. Proved reserves on Garden Banks Block 387 established by an exploratory well drilled last year will be developed utilizing a three-slot template connected to the main template by bundled flowlines. First production from this template is scheduled for the second quarter of 1996.

  In the Garden Banks Transaction, EEX announced that an affiliate of Mobil has recently exercised its option to acquire a 40% working interest in the Garden Banks project. The option was earned as a result of an agreement by an affiliate of Mobil to: (i) pay a disproportionately larger share of the cost of drilling an exploratory well in EEX's Garden Banks unit on Block 387; (ii) conduct a long cable 3-D seismic survey over the unit to further assess the deeper horizon correlative to the nearby Auger field discovery; and (iii) perform certain future work on the project at its sole risk and expense. EEX expects to consummate this transaction, which is subject only to the finalization of formal documentation, on or about July 1, 1995.

  EEX's Garden Banks project has attracted a great deal of industry attention because concepts successfully used in the Mississippi Canyon project are being further expanded to apply to a floating drilling and production environment. EEX generated the Garden Banks Block 388 prospect and successfully acquired Blocks 387 and 388 in the 1984 Western Gulf federal lease sale. EEX originally held a 25% working interest and through subsequent transactions acquired a 100% working interest in 1991. At that point, five wells and one sidetrack had been drilled, with four of the wells commercially successful. EEX then drilled the Garden Banks 388 No. 4 well, formed a four-block unit, and submitted a development plan for approval. The unit has been enlarged recently to six blocks by the addition of Garden Banks Blocks 345 and 389 through a farm-in from Shell Oil Company ("Shell"). Those blocks have the potential of stratigraphically trapped reservoirs based on amplitude anomalies.

  To date, eight sands have been penetrated on the Garden Banks Block 388 prospect, all of which are hydrocarbon bearing. There are two separate salt structures that form traps on the unit. One is the salt dome centered on Block 388 and the other is the salt wall located in Block 387. D&M estimates gross reserves for these eight sands to be 47 MMBbls of oil and 62 Bcf of gas, of which 33 MMBbls of oil and 40 Bcf of gas are proved reserves.

  EEX believes there is potential for reserve addition on the Garden Banks prospect. First, deeper objectives, geographically correlative to the main pay zones in Shell's Auger field, have yet to be penetrated by EEX. Based on current 3-D seismic interpretation, EEX believes it has at least two potential areas where significant reserves may be identified. Second, reserves may be identified by drilling through sands that do not exhibit an amplitude response using current seismic data. To date, 40% to 50% of the productive sands encountered did not exhibit a corresponding seismic amplitude. Third, prospects identified by 3-D seismic in the 13,100 foot and 14,200 foot sands have yet to be drilled and could potentially contain productive zones. Lastly, objectives identified by 3-D seismic are located east of a salt dome and could contain sands trapped stratigraphically. EEX cannot predict whether or to what extent it will be successful in identifying commercial reserves from these sources.

  Green Canyon Project. EEX is the operator and after completion of the Green Canyon Transaction will own a 40% working interest in the Green Canyon project, which is located approximately 150 miles south of New Orleans, Louisiana. The field is in water depths of 2,200 to 3,400 feet. Two wells and one sidetrack have been drilled to date on this project, with another confirmation well spudded in June 1995. Provided that EEX's expectations as to the presence of commercial reserves is confirmed, production is expected to commence in the next three to four years. Proposed field development incorporates clusters of subsea wells, which would flow through bundled flowlines to a remote floating production facility ("FPF"). Full-well stream production will be processed onboard the FPF to sales specifications, and export gas and oil lines will carry these products to market. Currently, a nine well development plan is anticipated.

  Between 1991 and early 1995, EEX, through a series of transactions, increased its working interest in the Green Canyon project from 25% to approximately 100%. EEX had a 25% working interest in the project prior to assuming a 100% working interest in the Green Canyon 254 well No. 4 sidetrack in 1994. The sidetrack well was an appraisal well to the discovery well drilled in 1991 that encountered multiple pay sands with a combined thickness of more than 300 feet of net pay. The sidetrack operation, which was undertaken by EEX on a "sole-risk" basis at a 100% working interest, encountered more than 400 feet of net pay.

  After the sidetrack operation, EEX acquired for cash the remaining working interests in the project, which were subject to substantial penalties to the partners as a result of the "sole-risk" provisions governing sidetrack operations. In the Green Canyon Transaction, EEX entered into letters of intent with an affiliate of Mobil and an affiliate of Reading & Bates Corp. to sell a 40% working interest and a 20% working interest, respectively, in the project. These transactions are expected to be completed on or about July 1, 1995.

  During the first quarter of 1995, EEX completed its research on production schemes for this development and submitted that information, along with the well data, to D&M for reserve evaluation. D&M has estimated gross reserves at the Green Canyon project to be 86 MMBbls of oil and 149 Bcf of natural gas, of which 49 MMBbls of oil and 102 Bcf of gas are in the proved category, including royalty interests.

  Based on preliminary 3-D seismic analysis, EEX believes there are several other prospects in the Green Canyon area. Based on this analysis, EEX, on behalf of its Green Canyon Block 254 partners, submitted the highest bids on six additional blocks located within 10 miles of the proposed location of the Green Canyon FPF. To date, EEX has been awarded five of the six blocks. Because EEX believes it has already identified sufficient reserves to justify installation of a FPF, EEX may be able to develop satellite fields that would be uneconomic otherwise.

  Additional Exploration in the Gulf of Mexico. Other recent discoveries in the Gulf of Mexico have been made at Vermilion Block 273, South Timbalier Block 252, and East Cameron Block 356. EEX believes that these discoveries merit development and anticipates pursuing development drilling and/or the installation of production equipment to facilitate the project development.

  Exploration in the Gulf of Mexico is an important part of EEX's exploratory program. A total of over 200 leases (over 790,000 gross acres and 390,000 net acres) are currently held in the Gulf of Mexico. Typically, successful wells in the Gulf produce at high rates compared with onshore wells, which is important in increasing cash flow and improving the ratio of production to reserves. State-of-the-art technology, including specialized 3-D seismic processing and innovative production techniques, is being utilized to help achieve these objectives.

  EEX plans further drilling on undeveloped acreage but at this time cannot specify the extent of the drilling or predict how successful it will be in establishing commercial reserves sufficient to justify retention of the acreage. The primary terms, under which the undeveloped acreage can be retained by the payment of delay rentals without the establishment of gas and oil reserves, expire as follows:

                                                                 GULF OF MEXICO
                                                                 TOTAL LEASEHOLD
                                                                 ACRES EXPIRING
                                                                 ---------------
                                                                  GROSS    NET
                                                                 ------- -------
     1995.......................................................  43,260  17,313
     1996.......................................................  62,106  29,438
     1997.......................................................  51,700  24,598
     1998.......................................................  19,651  14,892
     1999 and later (1)......................................... 612,283 303,759

- --------
(1)Includes acreage held by production.

  A portion of the undeveloped acreage may be allowed to expire prior to the expiration of primary terms specified in this schedule by nonpayment of delay rentals.

  EAST TEXAS REGION

  The East Texas Region conducts exploration and development in East Texas and Northern Louisiana. The Management of EEX believes that it has proprietary knowledge based on its experience in tight reservoirs in East Texas which gives EEX a competitive advantage relative to its peers. EEX operates approximately 550 wells and controls approximately 65,000 acres by virtue of its Travis Peak, Hosston and Cotton Valley production in the region.

  Historically, EEX's activities have been focused on six major fields. Since discovery, the six fields have produced a total of 1.8 Tcf of gas and 40 MMBbls of oil and gas liquids. The East Texas fields are characterized by reservoirs with large sections of interbedded, low porosity sands and shales. EEX has combined its experience with workovers, recompletions and development drilling in these fields with the latest hydraulic fracturing and computer technology to offset the natural declines in these fields. The profitability of performing these operations is sensitive to product prices. EEX is currently conducting a joint program with Los Alamos National Laboratory to determine more efficient methods to fracture the reservoir and potentially enhance gas production. In East Texas, EEX's objective is to accelerate production while preserving or increasing reserves and net present value of the fields.

  The DALEN acquisition added 59.5 Bcfe of total proved reserves to this region. The East Texas properties acquired in the DALEN Acquisition exhibit similar reservoir characteristics to EEX's existing properties. EEX management believes that pursuing a similar exploitation strategy on the DALEN properties will enhance the production from those fields.

  Total proved reserves in the East Texas Region are 897.2 Bcfe, which represent 50.4% of EEX's total proved reserves. Within the region, reserves are concentrated in the top eight fields, which represent approximately 97.7% of EEX's total proved reserves in the region.

                                                   PROVED RESERVES       1994
                                                 AT DECEMBER 31, 1994 PRODUCTION
                     PROPERTY                           (BCFE)          (BCFE)
                     --------                    -------------------- ----------
   Opelika......................................        241.7             6.6
   Whelan.......................................        222.7             5.1
   Tri-Cities...................................        174.2             4.3
   North Lansing................................         80.6             2.8
   Freestone....................................         58.4             3.3
   Willow Springs...............................         52.1             1.8
   Logansport (DALEN)...........................         35.0             2.4
   Bald Prairie (DALEN).........................         11.9             2.7
   Other:
     EEX........................................          8.0             1.2
     DALEN......................................         12.6             2.7
                                                        -----            ----
       Total....................................        897.2            32.9
                                                        =====            ====

  Opelika. This field, located near Athens in Henderson County, Texas, was discovered in 1935. EEX controls approximately 15,000 acres and operates 230 wells in this field with a 100% working interest. EEX has actively developed this field over the past ten years. Since 1984, EEX has drilled and completed approximately 100 wells to further develop the field. The field produces from multiple pay zones, including the Rodessa, James Lime, Pettit, Travis Peak and Cotton Valley formations which occur over a 4,000 foot interval. Many pay zones remain behind pipe and will be completed at later dates. In a joint program with the Los Alamos National Laboratory, EEX has been performing tests to determine the induced fracture orientation within the field. This data could allow EEX to more efficiently produce the reserves within this and other fields.

  Whelan. Located 20 miles northeast of Longview, Texas, Whelan is a long-lived gas field producing from the Travis Peak and Pettit formations. This field was discovered in 1949 and purchased by EEX in 1967. EEX is the operator and has a 100% working interest in 73 wells covering an area of 14,000 acres. Development plans for 1995 include reworking eight wells and drilling four development wells.

  Tri-Cities. Located near Athens in Henderson County, Texas, EEX controls in excess of 6,500 acres and operates 80 wells currently producing in the field with a 100% working interest. In 1990, EEX successfully explored and developed the deeper Cotton Valley formation. With the successful completion of the Cotton Valley sands, the field produces from multiple pay zones that occur over a 2,500 foot interval. EEX currently operates eight Cotton Valley wells (four net) with a 50% working interest and is negotiating to acquire the remaining interests in these wells. All other wells are completed in the Travis Peak and Pettit formations. EEX currently plans to drill an additional Cotton Valley well and may drill an additional Travis Peak well during 1995.

  North Lansing. Located near Longview, Texas, this field has an areal extent of 10,000 acres. EEX operates 39 gas wells with a 97% working interest, which are producing mainly from the Travis Peak, Cotton Valley and Pettit formations. Development plans for 1995 include drilling two wells and reworking six existing wellbores.

  Freestone. Located near Freestone, in Freestone County, Texas, EEX operates 32 gas wells with a 75% average working interest in this field, which are currently producing from the Travis Peak, Pettit, Cotton Valley Lime and Bossier formations. Over the past three years, EEX has successfully reworked six wells and drilled 22 others, with four wells remaining to be drilled in 1995. EEX's share of the gas produced from this field is dedicated until 2001 to a long-term gas contract at above market prices. EEX recently began testing the deeper potential in this field and has established commercial production in the Cotton Valley Sand, Bossier and the Cotton Valley Lime. Full development in these three horizons is currently being deferred.

  Willow Springs. Located partially under the townsite of Longview, Texas, this field encompasses over 15,000 acres. EEX operates 40 wells in the field, with production predominately from the Travis Peak formation. EEX has a 6,000 acre position, with a working interest of 50%. In 1995, EEX plans to drill three additional wells and rework three existing wells.

  Logansport. This northern Louisiana property is considered to have significant remaining multiple pay zone development potential. EEX controls 4,500 acres in this field and operates 14 gas wells with a 95% average working interest. Based on a successful recompletion in 1993, three wells were recompleted and five wells were drilled in 1994, all with successful results. Subsequently, an aggressive acquisition plan was undertaken and additional working interests in the field were added. As a result of the expanded position in the field, EEX anticipates drilling nine gas development wells in 1995.

  Bald Prairie. EEX controls 4,500 acres in this East Texas field and operates 27 gas wells with a 60% average working interest. An active drilling program was successfully conducted in 1991 and 1992 to qualify wells for the federal income tax credits available for gas from tight sands. Based on experience and log characteristics, EEX believes that substantial upside potential may exist in this field. If preliminary work is validated, a substantial development program will be undertaken. Gas produced from this property is dedicated through 1998 under a contract at fixed prices above current market levels.

  NORTH CENTRAL TEXAS AND OTHER REGION

  The North Central Texas and Other Region conducts exploration and development activities in North Central Texas, West Texas, Oklahoma, New Mexico and in the Rocky Mountain Area, primarily Southwest Wyoming and Northeast Utah. EEX has a total of 262 fields and operates properties containing approximately 74% of its reserves in this region.

  The fields in this region consist primarily of more mature fields which, similar to other EEX fields, respond well to active reservoir management, ongoing development drilling and workovers, and enhanced recovery techniques. EEX is actively using 3-D seismic to pursue an exploration program in this region designed to yield more modest oil reserve additions with lower risk and cost than its offshore exploration program.

  DALEN's total proved reserves of 198.1 Bcfe in this region accounted for 52.5% of the DALEN Acquisition's total proved reserves and are located primarily in the Rocky Mountain area. EEX plans to conduct a thorough engineering evaluation of these reserves and use its experience with similar reservoirs to enhance the production from these fields.

  Total proved reserves in the North Central Texas and Other Region are 325.3 Bcfe, which represents 18.3% of EEX's total proved reserves.

                                                   PROVED RESERVES       1994
                                                 AT DECEMBER 31, 1994 PRODUCTION
                     PROPERTY                           (BCFE)          (BCFE)
                     --------                    -------------------- ----------
   Boonsville...................................         52.6             5.3
   Wamsutter (DALEN)............................         48.8             6.4
   Fontenelle (DALEN)...........................         43.5             4.1
   River Bend (DALEN)...........................         29.8             4.7
   West Cheyenne (DALEN)........................         10.4             2.8
   Pleasant Valley (DALEN)......................         10.2              .8
   Hardeman County Area.........................          9.5             1.6
   Other:
    EEX.........................................         65.1            11.9
    DALEN.......................................         55.4            13.2
                                                        -----            ----
     Total......................................        325.3            50.8
                                                        =====            ====

  Boonsville. EEX currently operates 260 wells with a 100% working interest and currently controls 40,000 acres in this field located in North Central Texas. EEX has been actively developing this field over the past 15 years. Recent activity has proven the economic viability of down spacing the field to 80 acre spacing. Also, EEX, in partnership with the Bureau of Economic Geology, is using 3-D seismic data to more accurately map the Bend and Caddo conglomerates. EEX plans to continue development drilling and has an inventory of approximately 80 locations.

  Wamsutter. EEX drilled three development wells in this field located in southwest Wyoming in 1994, following a ten-well drilling program that commenced in late 1992. No drilling is planned for 1995. EEX operates 27 wells with a 90% average working interest and currently owns 9,000 acres in this field.

  Fontenelle. This long-lived gas field, located in Wyoming, is largely developed on 160-acre spacing. Offset operators have developed portions of their productive area at 80 acres indicating the potential for future downspacing on EEX acreage. In 1994, EEX drilled eight development wells. EEX operates 104 wells with a 75% average working interest and currently owns 16,000 acres in this field.

  River Bend. In 1994, one development well was drilled on this non-operated Utah field, bringing the total to 169 wells. Future development is also being evaluated for the Green River formation above the currently producing Wasatch formation. EEX has a 37.5% average working interest in 16,000 acres in this field.

  West Cheyenne. EEX controls 5,383 acres in this Oklahoma field and has interests in 22 wells of which it operates nine with an average working interest of 78%. In 1993, one well was drilled to the Red Fork formation that qualified for the federal income tax credits available for gas from tight sands. EEX has identified an additional drilling location; however, no wells are planned for 1995.

  Pleasant Valley. EEX controls approximately 25,000 acres and operates 49 wells with an 85% average working interest in this Utah field. In 1994, eight wells were completed and one well was a dry hole. Five development wells are planned for 1995. EEX has made an agreement with another operator to drill ten wells on EEX acreage, which will allow the operator to earn one-half of EEX's interest in those ten sections. EEX has received regulatory approval for its Wells Draw water flood unit for the Green River formation and began injection in January 1995. A significant increase in oil recovery is anticipated from this water flood unit. EEX is also negotiating with another operator to participate in one additional water flood unit and is evaluating other opportunities.

  Hardeman County Area. EEX currently operates 23 of the 45 wells in which it has an interest in this area located in Central Texas. Production in Hardeman County is primarily from the Chapel Dolomite, with secondary production found in the Mississippian Limestone and stray conglomerates. The Chapel Dolomite's high permeability and extremely active water drive allows wells to flow at the maximum allowable rate per day. EEX is successfully utilizing 3-D seismic data to increase its drilling success rate in the area. EEX drilled seven successful wells in 1994 and has drilled four successful wells in 1995. EEX has plans for an additional ten wells by year end. EEX's interest in wells in this area varies from 50 to 100%.

  Exploration in the North Central Texas and Other Region. EEX's exploration program in the North Central Texas and Other Region is focused primarily on Mississippian age reefs in the Hardeman Basin and Bend Arch Area, both in Texas. EEX has extensive exploration and production experience and maintains a production base and infrastructure in these areas.

  EEX is using 3-D seismic technology to delineate smaller Mississippian age reefs that were bypassed by earlier exploration efforts in this part of Texas, which has long been dominated by small independents. While the reserves targeted are relatively small (100 to 500 MBbls of oil equivalent), the drilling success rate to date, the relatively low drilling costs and the multiple prospects identified, justifies expenditures on large 3-D seismic projects used to delineate the numerous, but relatively smaller features.

  The use of 3-D seismic has significantly improved the drilling success rate in both the Hardeman Basin and the Bend Arch Area. Using 2-D seismic to identify prospects, EEX drilled approximately 120 wells between 1975 and the late 1980's in these areas with a drilling success rate of approximately 28%. The use of 3-D seismic has improved the drilling success rate in the Hardeman Basin to 48% and in the Bend Arch Area to 93%.

  In the Hardeman Basin, for the balance of 1995, EEX plans to drill 10 additional wells and add additional prospects to its inventory. Since 1992, EEX has acquired over 160 square miles of 3-D seismic data in the area, a large portion of which remains to be evaluated by drilling. EEX plans to acquire an additional 70 square miles of 3-D seismic data in 1995 and will continue to add to its 96,000 net leasehold acres.

  In the Bend Arch Area, EEX plans to drill additional wells and also obtain additional 3-D seismic data and acreage in 1995. EEX's land position and seismic inventory in this area consists of 64,000 net leasehold acres and 165 square miles of 3-D seismic, of which a large portion remains to be fully interpreted or evaluated by drilling. In 1995, EEX plans to acquire an additional 40 square miles of 3-D seismic data in this area.

  Management believes that EEX's successful history in the North Central Texas area, its financial strength and its technological capabilities give it a competitive advantage over its primary competition, the small, local independents. EEX plans to continue its efforts in the Mississippian reef plays and continue its evaluation of the shallow Palo Pinto play, also in the Bend Arch.

  Other plays of interest in the North Central Texas and Other Region are the Delaware and Strawn Plays in Southeastern New Mexico, which are being pursued using 2-D seismic and the Anadarko Basin in Oklahoma, where EEX has a substantial acreage position and an extensive 2-D seismic base as a result of the DALEN Acquisition.

  GULF COAST REGION

  The Gulf Coast Region conducts exploration and development activities in the onshore Gulf Coast areas of Texas, Louisiana, Mississippi and Alabama. EEX has a total of 126 fields and operates fields containing 72% of its reserves in this region.

  EEX has a combination of long-lived, tight sands and high production rate fields. EEX also has an active exploration program based on 3-D seismic that is focused on high potential prospects.

  In addition to adding 92.1 Bcfe of proved reserves to this region, the DALEN Acquisition included the Destec fee acreage. This fee acreage is located primarily in Louisiana and consists of approximately 60,000 gross acres. Existing fields and the fee acreage provide many high potential exploration prospects to EEX.

  Total proved reserves in the Gulf Coast Region are 193.3 Bcfe, which represents 10.9% of EEX's total proved reserves.

                                                   PROVED RESERVES       1994
                                                 AT DECEMBER 31, 1994 PRODUCTION
                     PROPERTY                           (BCFE)          (BCFE)
                     --------                    -------------------- ----------
   Fashing......................................         53.0             8.3
   Los Indios (DALEN)...........................         17.4             1.9
   North Turtle Bayou Area (DALEN)..............         15.9             7.7
   Riceville (DALEN)............................         11.5             3.3
   Provident City Area (DALEN)..................          9.0              .2
   Katz (DALEN).................................          6.0             2.2
   Lake Arthur (DALEN)..........................          5.3             1.4
   Guerra (DALEN)...............................          4.1             1.8
   Sheridan.....................................          4.1              .8
   Rancho Viejo.................................          3.4              .6
   Other:
     EEX........................................         40.7             9.9
     DALEN......................................         22.9             3.7
                                                        -----            ----
     Total......................................        193.3            41.8
                                                        =====            ====

  Fashing Field. Located approximately 60 miles south of San Antonio, Texas, the field was discovered by EEX in 1956. The areal extent of the reservoir is approximately 7,100 acres. The field is divided into the Edwards Lime "A" and "B" zones. There are currently 58 "A" zone completions and 22 "B" zone completions throughout the field, of which EEX operates 43. EEX owns a 100% working interest in the operated wells and a 47% working interest in the non-operated wells. Net interest in the entire field is 63%. Production rates in the field have increased almost 30% over the last few years as a result of a successful drilling campaign. Development drilling activities, including horizontal drilling, are currently ongoing in Fashing field.

  Los Indios. EEX operates 65 wells in this South Texas field and has a 100% working interest. Utilizing a recently completed 3-D seismic survey, an exploratory well was drilled in 1994 to test the deeper Vicksburg formation, which has been a prolific producing formation in several nearby fields. This well, in which EEX has a 50% working interest, was completed in October 1994. In 1994, three additional development wells were drilled for the shallower Frio formation. In 1995, additional drilling is planned to develop the Vicksburg formation discovery. EEX owns 4,893 acres in this area.

  North Turtle Bayou Area. Three fields located in southeast Louisiana make up this prolific area--North Turtle Bayou, Kent Bayou and Turtle Bayou. EEX has interests in ten wells of which it operates five wells and has under lease 10,144 acres, with an average working interest of 92%. Production has been established in six different pay zones. A 3-D seismic survey has been acquired over this area and three development wells and one exploratory well were drilled in 1994. Two development wells were completed as gas wells, and the one exploratory well has been temporarily abandoned. Drilling plans for 1995 include one exploratory well and one development well.

  Riceville. In this southwest Louisiana property, EEX has two non-operated, high rate, condensate rich gas wells producing from the Cib Op reservoir at a depth of 13,000 feet. EEX's average working interest in this field is 33%.

  Provident City Area. Four fields in the Wilcox trend of South Texas make up this area--Allen Ranch, Provident City, North Provident City and Northeast Provident City. EEX controls 6,580 acres and operates nine wells with an average working interest of 91.6%. Further drilling in this area awaits interpretation of a recently acquired 3-D seismic survey.

  South Lake Arthur. EEX controls 993 acres and has an interest in six wells in this Miogyp field in South Louisiana. Three wells are operated by EEX with a working interest of 37.7%.

  Katz. EEX has an interest in three producing Strawn waterflood units. Two units are operated by EEX, consisting of 73 wells with an average working interest of 55.2%. In 1993, EEX initiated a polymer flood in the Southwest River unit and is studying expansion to adjacent units. In 1994, a fracture stimulation program was undertaken to increase productivity from the middle lobe of the Strawn sand. Based on the success of that program, an additional 12 stimulation candidates have been identified. EEX controls 6,627 acres in this field.

  Guerra. Producing from the Elvella member of the Wilcox series in South Texas, EEX has 1,671 acres under lease and operates four wells with an average working interest of 84.4% in this field. EEX has interests in an additional nine non-operated wells in this field.

  Sheridan. This field is located in Colorado County, Texas, 80 miles west of Houston. The field was discovered by Shell in 1940. An anticlinal feature covering 14,900 acres provides the structural trap for hydrocarbons in the field. More than 8,000 acres are proven productive, with production primarily from Wilcox age sandstones. The Wilcox sands range in gross thickness from 1,200 to 1,700 feet. EEX acquired additional interests in the field in 1992, resulting in the current 22.8% working interest. There are presently 39 wells producing from the Wilcox and Frio reservoirs. Exploration and development activities, including a 3-D seismic survey, are underway to exploit Lower Wilcox, Yequa and Frio reservoirs within the anticline. All of these formations have produced hydrocarbons on this structure.

  Rancho Viejo. The Rancho Viejo field, located in South Texas, was discovered in 1982. The field lies at the southeastern downdip edge of the Lobo sand trend in Webb County, approximately 30 miles east of Laredo. The Lobo section is a sequence of sandstones and shales at a depth of 9,700 feet, with individual sand units forming laterally continuous lobes varying from 10 to 50 feet in thickness. Permeabilities within the sand are generally low but hydraulic fracturing treatments have been effective in stimulating production. In 1993, EEX acquired additional interest in and operational control of the field. EEX currently owns interests in 25 wells, with a total working interest of 51.7% and has under lease 3,291 acres.

  Exploration in the Gulf Coast Region. In the Gulf Coast Region, EEX is using computer technology to evaluate subsurface logs, seismic amplitudes, amplitude versus offset and 3-D seismic surveys to create additional value and reduce exploration risk when drilling for new production or acquiring additional prospects or production. The 3-D seismic surveys are limited to areas large enough to economically support 3-D acquisition costs. Presently, EEX has interests in 16 3-D seismic surveys covering 310 square miles.

  During 1995, activity in the Gulf Coast Region will be concentrated in the Smackover Play in Alabama, the Planulina and Miocene Plays in South Louisiana, the Yegua, Frio and Wilcox Trends of South Texas.

  In addition, EEX plans to exploit its interest in approximately 60,000 gross (52,000 net) acres in South Louisiana acquired in the DALEN Acquisition. This acreage represents fee mineral acres predominately in the Atchafalaya Basin of South Louisiana. The majority of these fee mineral interests are currently unleased and have had only a limited amount of 3-D seismic coverage. Approximately 8,600 net acres are held by production with the majority of the acreage considered prospective at this time. This asset provides EEX with the competitive advantage of fee mineral ownership in a prospective area.

  INTERNATIONAL

  EEX's international activities are concentrated in areas which are intended to broaden the utilization of its expertise in the exploitation of mature natural gas and oil fields and to develop offshore properties utilizing its experience in subsea completion technology and floating production technology. EEX has concessions in Indonesia, Malaysia and Israel.

  All of EEX's international reserves are in the Mudi discovery on the island of Java in Indonesia. A plan of development will be submitted later this year to the Indonesian government so that development and production may begin. To date, three wells have been drilled and tested with flow rates between 1,350 and 5,024 Bbls of oil per day. A fourth well is currently being drilled. First production is expected in 1997. EEX currently has a 25% non-operating working interest, which will be reduced after cost recovery to 12.5% by government participation.

  Enserch India, Inc., an affiliate of EEX, has entered into a Memorandum of Understanding with ONGC Videsh Limited, a wholly-owned subsidiary of the Oil & Natural Gas Corporation Limited ("ONGC") of New Delhi, India, which is intended to result in the formation of a joint venture company to explore and develop hydrocarbon resources in India and other countries. The joint venture company would be equally owned by EEX and ONGC.

GAS AND OIL RESERVES

  Reserve volumes for EEX are estimated by D&M. The present value of proved reserves for EEX has been determined by EEX using EEX's December 1994 weighted average sales prices of $14.05 per Bbl for oil and $2.29 per Mcf for natural gas. Reserve volumes and the present value of proved reserves for DALEN were estimated by Netherland, Sewell using DALEN's December 31, 1994, weighted average sales prices of $14.33 per Bbl for oil and $1.57 per Mcf for natural gas.

  During 1994, EEX filed Form EIA-23 with the Department of Energy reflecting reserve estimates for the year 1993. Such reserve estimates were not materially different from the 1993 reserve estimates reported in Note 7 to the EEX Financial Statements included in this Prospectus.

  The following table sets forth estimated net proved reserves and the present value of proved reserves related thereto on a pro forma basis at December 31, 1994.

                                                 DEVELOPED UNDEVELOPED  TOTAL
                                                 --------- ----------- --------
   Natural gas (Bcf)............................    961.5     409.3     1,370.8
   Oil and gas liquids (MMBbls).................     25.6      42.4        68.0
     Total reserves (Bcfe)......................  1,114.9     664.1     1,779.0
   Present value of estimated future net reve-
    nues (in millions).......................... $1,068.0    $353.6    $1,421.6

DRILLING ACTIVITY

  Drilling activity for the years ended December 31, 1992, 1993 and 1994, is set forth below:

                                                   1992       1993       1994
                                                ---------- ---------- ----------
                                                GROSS NET  GROSS NET  GROSS NET
                                                ----- ---- ----- ---- ----- ----
   Exploratory wells:
     Productive................................    5   3.2    7   3.8   21  13.8
     Dry.......................................   23  11.0   33  15.6   56  30.5
                                                 ---  ----  ---  ----  ---  ----
       Total...................................   28  14.2   40  19.4   77  44.3
                                                 ===  ====  ===  ====  ===  ====
   Development wells:
     Productive................................  108  47.4  131  86.6   90  63.0
     Dry.......................................   15   6.3    9   4.5   15   7.5
                                                 ---  ----  ---  ----  ---  ----
       Total...................................  123  53.7  140  91.1  105  70.5
                                                 ===  ====  ===  ====  ===  ====

  Through the first five months of 1995, EEX had completed 49 wells (31.6 net) and at June 1, 1995, was participating in 42 wells (24.5 net) that were either being drilled or in some stage of completion.

  The number of wells drilled is not a significant measure or indicator of the relative success or value of a drilling program because the significance of the reserves and economic potential may vary widely for each project. It is also important to recognize that reported completions may not necessarily correspond to capital expenditures, since the Commission guidelines do not allow a well to be reported as completed until it is ready for production. In the case of offshore wells, this may be several years following initial drilling because of the timing of construction of platforms, pipelines and other necessary facilities.

ACQUISITION, DEVELOPMENT AND EXPLORATION EXPENDITURES

  Acquisition, development and exploration expenditures for the years ended December 31, 1993 and 1994, are set forth below:

                                                             1993     1994
                                                           -------- --------
                                                              (IN THOUSANDS)
   Property acquisitions:
     Proved............................................... $  9,180 $ 15,654
     Unproved.............................................   17,862   43,712
   Development costs......................................  117,068  127,817
   Exploration costs......................................   50,604   88,402
                                                           -------- --------
     Total................................................ $194,714 $275,585
                                                           ======== ========

  See Note 7 to EEX's financial statements included in this Prospectus for acquisition, development and exploration expenditures of EEX for the three years ended December 31, 1994.

ACREAGE DATA AND PRODUCTIVE WELLS

  Developed and undeveloped lease acreage as of December 31, 1994, are set forth below:

                                             DEVELOPED ACRES  UNDEVELOPED ACRES
                                             --------------- -------------------
                                              GROSS   NET      GROSS     NET
                                             ------- ------- --------- ---------
   Domestic:
     Offshore............................... 118,729  36,497   437,756   204,159
     Onshore................................ 578,218 357,464 1,571,809   920,174
                                             ------- ------- --------- ---------
       Total................................ 696,947 393,961 2,009,565 1,124,333
   International............................     --      --    932,811   229,448
                                             ------- ------- --------- ---------
       Total................................ 696,947 393,961 2,942,376 1,353,781
                                             ======= ======= ========= =========

  EEX plans further drilling on undeveloped acreage but at this time cannot specify the extent of the drilling or predict how successful it will be in establishing commercial reserves sufficient to justify retention of the acreage. The primary terms, under which the undeveloped acreage can be retained by the payment of delay rentals without the establishment of gas and oil reserves, expire as follows:

                                                   UNDEVELOPED ACRES EXPIRING
                                                 -------------------------------
                                                    DOMESTIC      INTERNATIONAL
                                                 --------------- ---------------
                                                  GROSS    NET    GROSS    NET
                                                 ------- ------- ------- -------
   1995......................................... 275,542 171,146     --      --
   1996......................................... 445,354 259,177 547,896 136,974
   1997 and later............................... 706,633 420,298 384,915  92,474

  Drilling rights with regard to a portion of the undeveloped acreage may be allowed to expire before the expiration of primary terms specified in this schedule by nonpayment of delay rentals.

  At December 31, 1994, EEX owned interests in 4,554 wells, of which 3,028 (1,365 net) were natural gas and 1,526 (444 net) were oil. Of these, 249 were completed and are producing from more than one horizon.

PRODUCTION AND SALES

  Production and sales data for the years ended December 31, 1993 and 1994 are set forth below:

                                                                   1993   1994
                                                                  ------ ------
   Production data:
     Natural gas (Bcf)...........................................  137.5  121.5
     Oil and gas liquids (MMBbls)................................    5.4    4.8
       Total production (Bcfe)...................................  170.1  150.2
   Sales (in millions):
     Natural gas(1).............................................. $281.9 $249.9
     Oil and gas liquids(1)......................................   88.9   71.2
   Average sales price:
     Natural gas (per Mcf)(1).................................... $ 2.05 $ 2.06
     Oil (per Bbl)(1)(2).........................................  17.26  15.80

- --------
(1) Reflects the net effects of price hedging activities.
(2) Excludes gas liquids.

  See the financial statements of EEX included elsewhere in this Prospectus for production and sales information for EEX for the three years ended December 31, 1994.

SALES

  Enserch Gas Company ("EGC"), an ENSERCH subsidiary, provides marketing services for substantially all of EEX's gas production, other than gas sold under long-term contracts. Presently the majority of the gas production is sold by EGC under short-term (90 days or less) agreements at market responsive prices. EGC is continually in search of long-term markets that meet the price expectations of EEX and will make such commitments with approval of Management. In addition, EEX, through EGC, attempts to maintain a portfolio of customer types and contract terms that maximizes value, provides dependable outlets for EEX's production and minimizes purchaser nonperformance and credit risk. In 1994, approximately 14.0% of EEX's natural gas volumes (exclusive of DALEN's production) was sold to Lone Star Gas Company, a division of ENSERCH, under a fixed-price service contract. See "Risk Factors," "Relationship Between EEX and ENSERCH," "Certain Transactions" and Note 5 to the EEX Financial Statements included in this Prospectus.

  Oil sales contracts are for one year or less, and prices generally are based upon field posted prices plus negotiated bonuses.

  EEX utilizes futures contracts, commodity price swaps and other financial instruments to reduce exposure of EEX's gas and oil production to price volatility. No material exposures exist with respect to hedging activities at this time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Hedging Activities" and Notes 2 and 7 to the EEX financial statements included in this Prospectus.

COMPETITION

  The oil and gas industry is highly competitive in all its phases. EEX competes in the acquisition of properties, the search for and development of reserves, the production and sale of gas and oil, and the securing of the labor and equipment required to conduct operations. EEX's competitors include major gas and oil companies, other independent gas and oil concerns and individual producers and operators. Many of these competitors have financial and other resources that substantially exceed those available to EEX. Gas and oil producers also compete with other industries that supply energy and fuel.

TITLE TO PROPERTIES

  EEX believes that it has satisfactory title to its properties in accordance with standards generally accepted in the oil and gas industry, subject to such exceptions which, in the opinion of EEX, are not so material as to detract substantially from the use or value of its properties. EEX performs extensive title review in connection with acquisitions of proved reserves and has obtained title opinions on substantially all of its material producing properties. As is customary in the oil and gas industry, only a perfunctory title examination is performed in connection with acquisition of leases covering undeveloped properties. Generally, prior to drilling a well, a more thorough title examination of the drill site tract is conducted and curative work is performed with respect to significant title defects, if any, before proceeding with operations.

ROYALTIES AND OTHER INTERESTS

  EEX's gas and oil properties are subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and gas industry. Except as otherwise indicated, all information presented in this Prospectus is presented net of such interests. EEX's properties are also subject to liens for current taxes not yet due and other encumbrances. EEX believes that such burdens do not materially detract from the value of such properties or from the respective interests therein or materially interfere with their use in the operation of the business.

GOVERNMENT REGULATION

  The gas and oil industry is extensively regulated by federal, state and local authorities. Legislation affecting the gas and oil industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, have issued rules and regulations binding on the gas and oil industry and its individual members, some of which carry substantial penalties for the failure to comply. The regulatory burden on the gas and oil industry increases its cost of doing business and, consequently affects its profitability. Inasmuch as such laws and regulations are frequently amended or reinterpreted, EEX is unable to predict the future cost or impact of complying with such regulations.

  FEDERAL INCOME TAXATION

  EEX's operations are significantly affected by certain provisions of the federal income tax laws applicable to the gas and oil industry. The principal provisions affecting EEX are those that permit EEX, subject to certain limitations, to deduct as incurred, rather than to capitalize and amortize, a portion of its domestic "intangible drilling and development costs" and to claim depletion on a portion of its domestic gas and oil properties based on l5% of its gas and oil gross income from such properties (up to an aggregate of l,000 Bbls per day of domestic crude oil and/or energy equivalent units of domestic natural gas) even though EEX may have little or no basis in such properties. Under certain circumstances, however, a portion of such intangible drilling and development costs and the percentage depletion allowed in excess of basis will be tax preference items that will be taken into account in computing the alternative minimum tax. EEX will be included in ENSERCH's consolidated federal income tax returns. See "Relationship Between EEX and ENSERCH--Tax Sharing Agreements."

  ENVIRONMENTAL MATTERS

  Gas and oil operations are subject to extensive federal and state laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") also known as the "Superfund Law," and similar state statutes, and, with respect to federal leases, to interruption or termination by governmental authorities on account of environmental and other considerations. Regulations of the Department of the Interior currently impose absolute liability upon the lessee under a federal lease for the costs of clean-up of pollution resulting from a lessee's operations, and such lessee may also be subject to possible legal liability for pollution damages. EEX maintains insurance against costs of clean-up operations, but is not fully insured against all such risks. A serious incident of pollution may result in the Department of the Interior requiring lessees under federal leases to suspend or cease operation in the affected area.

  The Oil Pollution Act of l990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" (which includes owners and operators of offshore facilities) related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. In addition, it imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. On August 25, 1993, the Mineral Management Service (the "MMS") published an advance notice of its intention to adopt a rule under OPA that would require owners and operators of offshore gas and oil facilities to establish $l50.0 million in financial responsibility. Under the proposed rule, financial responsibility could be established through insurance, guaranty, indemnity, surety bond, letter of credit, qualification as a self-insurer or a combination thereof. There is substantial uncertainty as to whether insurance companies or underwriters will be willing to provide coverage under OPA because the statute provides for direct lawsuits against insurers who provide financial responsibility coverage, and most insurers have strongly protested this requirement. The financial tests or other criteria that will be used to judge self-insurance are also uncertain. Recently, certain members of Congress and industry representatives have raised substantial objections to the rules as proposed by the MMS. Various proposals have been made to resolve the objections of industry while satisfying environmental concerns. EEX cannot predict the final form of the financial responsibility rule that will be adopted by the MMS, but such rule has the potential to result in the imposition of substantial additional annual costs on EEX or otherwise materially adversely affect EEX. The impact of the rule, however, should not be any more adverse to EEX than it would be to other similarly situated owners or operators in the Gulf of Mexico.

  EEX has numerous applications pending before the Environmental Protection Agency (the "EPA") for National Pollution Discharge Elimination System water discharge permits with respect to offshore drilling and production operations. These permits cover effluent discharges from each facility. The operations of EEX are also subject to the Clean Air Act, as amended, and comparable state statutes. The EPA is currently implementing regulations pursuant to the Clean Air Act, and the states are also implementing programs. EEX may be required to incur certain capital expenditures over the next five to ten years for air pollution control equipment.

  EEX's onshore operations are subject to numerous United States federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment, including CERCLA. Such regulations, among other things, impose absolute liability on the lessee under a lease for the cost of clean-up of pollution resulting from a lessee's operations, subject the lessee to liability for pollution damages, may require suspension or cessation of operations in affected areas, and impose restrictions on the injection of liquids into subsurface aquifers that may contaminate groundwater. In particular, CERCLA imposes liability, without regard to fault on persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the remediation and clean-up costs and for damages to natural resources. EEX and its former operating units have been named as potentially responsible parties at certain Superfund sites. However, EEX does not believe that any of these proceedings will have a material adverse effect on its business or results of operations.

  In addition, the recent trend toward stricter standards in environmental legislation and regulation may continue. For instance, if exploration and production wastes were to be reclassified as "hazardous wastes", it would make such wastes subject to more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of EEX, as well as the gas and oil industry in general. Initiatives to further regulate the disposal of gas and oil wastes are also pending in certain states, and these initiatives could have a similar impact on EEX.

  OTHER LAWS AND REGULATIONS

  Various laws and regulations require permits for drilling wells and the maintenance of bonding requirements in order to drill or operate wells, and also regulate the spacing and location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells, the prevention of waste of gas and oil, the maintenance of certain gas/oil ratios, and other matters. EEX's operations are also subject to various conservation requirements. These include the regulation of the size and shape of drilling and spacing units or proration units and the density of wells which may be drilled and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of gas and oil EEX can produce from its wells and limit the number of wells or the locations at which EEX can drill. The effect of these laws and regulations, as well as other regulations that could be promulgated by the jurisdictions in which EEX operates could be to limit allowable production from EEX's properties and thereby limit its profitability.

  EEX has oil and gas leases in the Gulf of Mexico, which were granted by the federal government and are administered by the Minerals Management Service (the "MMS"), a federal agency. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the EPA), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the outer continental shelf to meet stringent engineering and construction specifications. Similarly, the MMS has promulgated other regulations governing the plugging and abandoning of wells located offshore and the removal of all production facilities. With respect to any EEX operations conducted on offshore federal leases, liability may generally be imposed under the Outer Continental Shelf Lands Act for costs of clean-up and damages caused by pollution resulting from such operations, other than damages caused by acts of war or the negligence of third parties. Under certain circumstances, including but not limited to, conditions deemed to be a threat or harm to the environment, the MMS may also require any EEX operations on federal leases to be suspended or terminated in the affected area.

  Prior to January l, l993, various aspects of EEX's natural gas operations were subject to regulations by the Federal Energy Regulatory Commission (the "FERC") under the Natural Gas Act of l938 (the "NGA") and the Natural Gas Policy Act of l978 (the "NGPA") with respect to "first sales" of natural gas, including price controls and certificate and abandonment authority regulations. However, as a result of the enactment of the Natural Gas Decontrol Act of l989, the remaining "first sales" restrictions imposed by the NGA and the NGPA terminated on January l, l993.

  FERC continues to regulate generally the transportation and sale for resale of natural gas. Commencing in late l985, the FERC has issued a series of orders that have had a major impact on natural gas pipeline operations, services and rates and thus have significantly altered the marketing and price of natural gas. Order 636, issued by the FERC in April l992 ("Order 636"), requires each pipeline company, among other things, to "unbundle" its traditional wholesale services and create and make available on an open and nondiscriminatory basis numerous constituent services (such as gathering services, storage services, firm and interruptible transportation services, and stand by sales services) and to adopt a new ratemaking methodology to determine appropriate rates for those services. To the extent the pipeline company or its sales affiliate makes gas sales as a merchant in the future, it will do so in direct competition with all other sellers pursuant to private contracts; however, pipeline companies and their affiliates are not required to remain "merchants" of gas, and some of the interstate pipeline companies have or will become "transporters only." In subsequent orders, the FERC largely affirmed Order 636 and denied a stay of the implementation of the new rules pending judicial review. In addition, the FERC has generally accepted rate filings implementing Order 636 on substantially all interstate pipelines as of the end of l994. Order 636, as well as the FERC orders approving the individual pipeline rate filings implementing Order 636, are the subject of numerous appeals to the United States Court of Appeals. EEX cannot predict whether the latest orders will be affirmed on appeal or what the effects of any resolution will be on its business.

EMPLOYEES

  Prior to the acquisition, EEX and DALEN had 373 and 241 employees, respectively. After realizing some of the synergies of the acquisition, the combined employee count of the two companies immediately following the acquisition is 542. After further integration of financial and other support staff is fully implemented, an additional reduction in the number of employees is expected.

LEGAL PROCEEDINGS

  See Note 6 to the EEX Financial Statements included in this Prospectus and
Note 9 to the DALEN Financial Statements included in this Prospectus for information on legal proceedings. In addition, EEX is a party to lawsuits arising in the ordinary course of its business. EEX believes, based on its current knowledge and the advice of counsel, that all lawsuits and claims would not have a material adverse effect on its financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is information concerning the directors and executive officers of EEX:

          NAME           AGE                           TITLE
          ----           ---                           -----
D. W. Biegler...........  48 Chairman and Director
J. T. Williams..........  57 Vice Chairman, Chief Executive Officer and Director
Gary J. Junco...........  45 President, Chief Operating Officer and Director
Frederick S. Addy.......  63 Director
B. A. Bridgewater, Jr...  61 Director
B. K. Irani.............  44 Senior Vice President, Production and Engineering Division
R. L. Kincheloe.........  64 Senior Vice President, Offshore and International
J. P. McCormick.........  53 Senior Vice President and Chief Financial Officer
Randall B. Wilson.......  46 Vice President and General Counsel

  Mr. Biegler has served EEX as Chairman and Director since September 1994 and served as Chief Executive Officer of EEX until June 1995. He began his career in 1966 as a staff engineer with the exploration and production company of ENSERCH that later became the managing general partner of EP and is referred to herein as "EEH" and served in various positions with EEH until assigned to other ENSERCH affiliates in 1978. He served Lone Star Gas Company, the utility division of ENSERCH, as President from 1985 and as Chairman from 1989 and was elected President and Chief Operating Officer of ENSERCH in 1991. He also began serving as Chairman and Chief Executive Officer of EEH in 1992. In May of 1993, he was made Chairman and President, Chief Executive Officer of ENSERCH. Mr. Biegler is a Director of ENSERCH, Texas Commerce Bancshares National Association and Trinity Industries, Inc.

  Mr. Williams has been Vice Chairman, Chief Executive Officer and a Director of EEX since June 1995. Mr. Williams was President and Chief Executive Officer of DALEN from March 1989 to June 1995. Mr. Williams previously had been with Lear Petroleum Corporation and its subsidiaries from 1983 to 1989, where he last held the position of President, Chief Executive Officer and Chairman. From 1981 to 1983, he was with Sovran Energy Corp., a company he founded, and from 1978 to 1981, Mr. Williams served as Senior Vice President, Acquisitions, and later President, Administrative Division, of Mitchell Energy and Development Corp. Prior to that, Mr. Williams had been with Chevron Corporation for 18 years where he last held the position of General Manager, Operations, for Chevron Petroleum (U.K. Ltd.).

  Mr. Junco has been President, Chief Operating Officer and Director of EEX since September 1994. He also served EEH as President, Chief Operating Officer since January 1991 and Director since 1985 and was Senior Vice President, Land and Marketing Division, from July 1985 to December 1990. Mr. Junco held various positions with EEH from 1977 to July 1985.

  Mr. Addy has been a Director of EEX since January 1995. He is the retired Executive Vice President and Chief Financial Officer, and Director of Amoco Corporation, an international integrated gas and oil company. Mr. Addy was elected to such position with Amoco in 1990 and retired as an officer and Director effective April 1, 1994. He is a Director of ENSERCH; Baker, Fentress & Company; and The Pierpont Funds.

  Mr. Bridgewater has been a Director of EEX since January 1995. He is Chairman, President and Chief Executive Officer, and a Director of Brown Group, Inc., a consumer products company with operations in footwear. He is a Director of ENSERCH, Boatmen's Bancshares, Inc., FMC Corporation and McDonnell Douglas Corporation.

  Mr. Irani was elected Senior Vice President, Production and Engineering Division, of EEX in June 1995. He had been Vice President, Production and Engineering Division from September 1994 to June 1995. He also served as Vice President, Production and Engineering of EEH since September 1988 and a Vice President of EEH since August 1984.

  Mr. Kincheloe has been Senior Vice President, Offshore and International, of EEX since September 1994. He also served EEH as Senior Vice President, Offshore and International since January 1992 and was Senior Vice President, Drilling and Production Operations, from April 1985 to January 1992.

  Mr. McCormick has been Senior Vice President and Chief Financial Officer of EEX since June 1995. Mr. McCormick served Lone Star Gas Company, a division of ENSERCH, as a Director from July 1991 to June 1993 and as Senior Vice President, Transmission, from February 1993 to June 1995, and Senior Vice President, Finance, from July 1991 to February 1993. Prior to joining Lone Star Gas Company, Mr. McCormick practiced public accounting for 26 years and was a partner in KPMG Peat Marwick and KMG Main Hurdman and served in management positions and as a Director in each Firm.

  Mr. Wilson has been Vice President and General Counsel of EEX since June 1995. He was Vice President and General Counsel of DALEN from June 1990 to June 1995. Mr. Wilson was a partner with the law firm of Jenkens & Gilchrist, P.C. in Dallas, Texas from 1987 to 1990. He served as Vice President, General Counsel and Secretary of Lear Petroleum Corporation from 1984 to 1987. Mr. Wilson was with Turner, Hitchins, Webb, Hicks & Wilson and predecessor firms from 1974 to 1984.

  There are no family relationships between any of the above officers and directors. Directors are elected at the annual meeting of shareholders. Officers are elected annually by the Board of Directors and may be removed by the Board of Directors whenever, in its judgment, the best interests of EEX will be served thereby.

  COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee functions include: meeting periodically with the independent and internal auditors; reviewing annual financial statements and the independent auditors' work and report thereon; reviewing the independent auditors' report on internal controls and related matters; selecting and recommending to the Board of Directors the appointment of the independent auditors; reviewing the letter of engagement and statement of fees that pertain to the scope of the annual audit and certain special audit and non audit work, which may be required or suggested by the independent auditors; receiving and reviewing information pertaining to internal audits; directing and supervising special investigations; authorizing and reviewing certain transactions between EEX and ENSERCH, its subsidiaries and EC Companies; and performing any other function deemed appropriate by the Board of Directors. Mr. Bridgewater is the Chairman and Mr. Addy is a member of the Audit Committee.

  The Compensation Committee establishes, approves or recommends to the Board of Directors, in those instances where their approval is required, the compensation and major items related to compensation of directors and of officers. The Committee also administers the EEX 1994 Stock Incentive Plan. Mr. Addy is the Chairman and Mr. Bridgewater is a member of the Compensation Committee.

  DIRECTOR COMPENSATION

  Directors are compensated by an annual retainer fee of $16,000 plus $1,000 for each Board or committee meeting attended, with a maximum of $1,500 if more than one meeting is held on the same day. In addition, a $1,500 per annum fee is paid for services on a committee of the Board of Directors, with an additional $750 per annum paid to the chairman of a committee. Directors who are also officers of EEX do not receive any fees.

EXECUTIVE COMPENSATION

  COMPENSATION TABLE

  The following table sets forth the annual salary of the Chief Executive Officer and the four other most highly compensated executive officers (the "named executive officers") who devote substantially their full time to EEX.

   NAME               SALARY                        TITLE
   ----              --------                       -----
   J. T. Williams... $400,000 Vice Chairman and Chief Executive Officer
   Gary J. Junco....  325,000 President and Chief Operating Officer
   R. L. Kincheloe..  240,000 Senior Vice President, Offshore and International
   J. P. McCormick..  195,000 Senior Vice President, Chief Financial Officer
   B. K. Irani......  210,000 Senior Vice President, Production and Engineering

  During 1995, Messrs. Junco and Irani received bonuses for services rendered during 1994 of $141,883 and $51,804, respectively. Mr. McCormick and Mr. Williams began employment with EEX in June 1995. Mr. Williams has an employment contract with EEX for five years providing for a minimum salary as above stated, bonus provisions and future awards of stock options and restricted stock (or the cash value thereof).

  D. W. Biegler, Chairman of EEX, is employed as Chairman, President and Chief Executive Officer of ENSERCH and is directly paid all of his compensation by ENSERCH. It is anticipated that in 1996, approximately $150,000 of Mr. Biegler's compensation will be allocated from ENSERCH to EEX under a management cost allocation arrangement. See "Certain Transactions."

  THE 1994 STOCK INCENTIVE PLAN

  The 1994 Stock Incentive Plan (the "Plan") provides for the issuance of stock options ("Options") to officers and other key employees to purchase shares of Common Stock and the award to officers of shares that are subject to vesting based on the achievement of performance criteria ("Restricted Stock"). Under the Plan, (a) the option price may not be less than the fair market value of the shares on the date of grant, (b) options are exercisable in stages of 25% after one year to 100% after four years and (c) options may not be exercised after ten years from the date of grant.

  The Plan covers a maximum of 2,000,000 shares of Common Stock, subject to adjustment in the event of certain changes in the capital structure of EEX. Such shares may be authorized but unissued shares or shares held in EEX's treasury. If an Option or an award of Restricted Stock is forfeited (where the forfeiting participant received no benefits of ownership), expires or terminates before being exercised, the shares covered thereby will be available for subsequent Option or Restricted Stock awards within the maximum number stated above.

  An award of Restricted Stock may be granted under the Plan, either at no cost to the recipient or for such cost as may be required by law or otherwise as determined by the Compensation Committee of the Board of Directors. The terms and conditions of the Restricted Stock will be specified at the time of the grant. Restricted Stock may not be disposed of by the recipient until the restrictions specified in the award expire. The Compensation Committee will determine at the time of the award what rights, if any, the person to whom an award of Restricted Stock is made will have with respect to Restricted Stock during the restriction period, including the right to vote the shares and the right to receive any dividends or other distributions applicable to the shares. Awards made during 1995 to certain named executive officers and Mr. Biegler of EEX are:

                                               STOCK OPTIONS RESTRICTED STOCK(1)
                                               ------------- -------------------
    D. W. Biegler.............................    15,000           10,000
    J. T. Williams............................    35,000(2)        25,000(2)
    Gary J. Junco.............................    25,000           15,000
    B. K. Irani...............................    10,000                0
    R. L. Kincheloe...........................     4,000                0

- --------
(1) Performance-based restricted shares will be earned after a three-year performance period ending December 31, 1997 (June 30, 1998 for Mr. Williams), based upon the three year total shareholder return of EEX compared to the Dow Jones Oil-Secondary Index. All shares are earned if the total is 110% of the Index, decreasing to no shares below 85% of the Index. Shares earned at the end of a performance period remain restricted, subject to continued employment for two additional years.
(2) Pursuant to an employment contract Mr. Williams will receive an equal or greater grant of stock options and awards of restricted stock (or the cash value thereof) each year during the five-year term of the employment contract.

  COMPENSATION PLANS

  EEX has no compensation plans other than the Plan and a bonus plan entitled the Performance Incentive Plan--Calendar Year 1995. However, executive officers participate in the ENSERCH Employee Stock Purchase and Savings Plan and in the Retirement and Death Benefit Program of ENSERCH and Participating Subsidiaries (the "Program"), the cost of which is charged to EEX.

  The following table illustrates the amount of annual compensation benefits payable on a normal retirement basis beginning at normal retirement age to a person in specified average salary and years-of-service classifications under the Program, an income restoration plan, and any annuities previously purchased in satisfaction of pension obligations.

                               PENSION PLAN TABLE

                                              YEARS OF SERVICE
                     -------------------------------------------------------------------
   REMUNERATION(1)      15       20       25        30        35        40        45
   ---------------   -------- -------- --------- --------- --------- --------- ---------
   $275,000.         $ 69,452 $ 92,603 $ 115,754 $ 138,905 $ 162,056 $ 168,931 $ 175,806
    350,000.           89,140  118,853   148,567   178,280   207,993   216,743   225,493
    425,000.          108,827  145,103   181,379   217,655   253,931   264,556   275,181
    500,000.          128,515  171,353   214,192   257,030   299,868   312,368   324,868
    575,000.          148,202  197,603   247,004   296,405   345,806   360,181   374,556
    650,000.          167,890  223,853   279,817   335,780   391,743   407,993   424,243
    725,000.          187,577  250,103   312,629   375,155   437,681   455,806   473,931

- --------
(1) Highest average covered compensation over any consecutive five year period.

  Covered compensation under the Program includes base wages and annual-performance based bonuses. The credited years of service under the Program, as of June 1, 1995, for Messrs. Biegler, Williams, Junco, McCormick, Kincheloe, and Irani are 26.9, 0, 18.1, 3.9, 36.7, and 20.4, years, respectively, and the highest average covered compensation during any consecutive five-year period for each of them is $598,296, $0, $306,009, $198,656, $229,484, and $172,618,
respectively. The normal retirement benefit is in the form of a benefit guaranteed for ten years and life thereafter and is not subject to any deduction for Social Security or other offset amounts.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The beneficial ownership of Common Stock by certain beneficial owners and each director, the named executive officers and all directors and executive officers as a group (ten persons) as of June 20, 1995, is as follows:

                                                                    SHARES
                                                                 BENEFICIALLY
                                     SHARES BENEFICIALLY         OWNED AFTER
                                  OWNED PRIOR TO OFFERING(1)     OFFERING(1)
                                  --------------------------    ----------------
              NAME                    NUMBER        PERCENT     NUMBER   PERCENT
              ----                --------------- ----------    -------- -------
ENS Holdings Limited Partnership
 (2)(5).........................       53,336,434      50.5%  53,336,434  42.4%
Enserch Exploration Holdings,
 Inc. (3)(5)....................       13,883,529      13.1%  13,883,529  11.0%
ENSERCH Corporation (4)(5)......       37,630,512      35.6%  37,630,512  29.9%
D. W. Biegler...................           11,000          *      11,000      *
J. T. Williams..................           25,000          *      25,000      *
Gary J. Junco...................           15,100          *      15,100      *
Frederick S. Addy...............            2,000          *       2,000      *
B. A. Bridgewater, Jr. .........            1,000          *       1,000      *
J. P. McCormick.................                0                      0
R. L. Kincheloe.................                0                      0
B. K. Irani.....................                0                      0
All directors and executive
 officers as a group............           54,100          *      54,100      *

- --------
* Less than 1%

(1) The number of shares owned by directors and named executive officers includes shares of Restricted Stock awarded under the Plan, where applicable. The percentages shown assume no exercise of the U.S. Underwriters' over-allotment option.

(2) ENS Holdings Limited Partnership, a Texas limited partnership, is trustee (the "Trustee") of the ENS Holdings Trust, a Texas trust (the "Trust") of which ENSERCH is the beneficiary. ENS Holdings I, Inc., the general partner (the "Trustee GP") of the Trustee and ENS Holdings II, Inc., the sole limited partner of the Trustee, are each wholly owned subsidiaries of ENSERCH. The Trustee has voting and dispositive power with respect to the 53,336,434 shares of the outstanding Common Stock owned by the Trust and may be deemed to beneficially own those shares. ENSERCH has the power to revoke the Trust by giving not less than 90 days' prior notice of revocation. Upon termination of the Trust, the assets in the Trust (including any shares of Common Stock in the Trust at that time) would be distributed to ENSERCH. Actions of the Trustee are effected by the Trustee GP in its capacity as general partner of the Trustee.

(3) A wholly owned subsidiary of ENSERCH.

(4) ENSERCH has sole voting and dispositive power with respect to 37,630,512 shares of the Common Stock and, by virtue of its ownership of the securities of EEH, the Trustee and the Trustee GP, may be deemed to share voting and dispositive power with respect to the 67,219,963 shares of Common Stock shown in the table as owned by EEH and the Trust. ENSERCH, therefore, may be deemed to own beneficially, directly or indirectly, 104,850,475 shares of the Common Stock shown.

(5) The address for each party is 300 S. St. Paul, Dallas, Texas 75201.

                      RELATIONSHIP BETWEEN EEX AND ENSERCH

CONTROL OF EEX

  After the Offering, ENSERCH will own beneficially approximately 83.4% of the outstanding Common Stock (or 81.5% if the U.S. Underwriters exercise their over-allotment option in full), enabling it to elect all directors of EEX. Through its ability to elect all directors of EEX, ENSERCH has the ability to control all matters relating to the management of EEX, the future issuance of Common Stock and other securities of EEX and the payment of dividends on the Common Stock. ENSERCH also has the ability to control EEX's drilling, development, capital, operating and acquisition expenditure plans. In addition, ENSERCH effectively controls the outcome of all matters upon which EEX shareholders vote. Certain of EEX's directors and officers are also directors and/or officers of ENSERCH or its subsidiaries. There is no agreement between ENSERCH and any other party, including EEX, that would prevent ENSERCH from acquiring additional Common Stock.

TAX SHARING AGREEMENT

  EEX is and after the Offering will continue to be included in ENSERCH's consolidated federal income tax returns, and EEX's federal income tax liability will therefore be included in the consolidated federal income tax liability of ENSERCH and its subsidiaries. EEX and ENSERCH have entered into a tax-sharing agreement with respect to EEX's share of that tax liability. Pursuant to the agreement, EEX and ENSERCH will make payments between them generally calculated so that the amount of taxes to be paid by EEX with respect to any period will be determined as though EEX and its subsidiaries filed a separate consolidated federal income tax return.

  Pursuant to the agreement, ENSERCH will be the sole and exclusive agent for EEX in any and all matters relating to the income tax liability of EEX and its subsidiaries, will have sole and exclusive responsibility for the preparation and filing of consolidated federal income tax returns for the consolidated group, and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of EEX and its subsidiaries.

  Each member of an affiliated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of its affiliated group. Accordingly, each of EEX and its subsidiaries will have joint and several liability for the federal income tax liability of the ENSERCH affiliated group, including that attributable to ENSERCH.

CONFLICTS OF INTEREST

  As a result of ENSERCH's control of EEX and the other subsidiaries of ENSERCH, certain conflicts of interest arise in relations between EEX and the ENSERCH Companies, including conflicts with respect to the issuance of Common Stock and other voting securities of EEX, the election of directors of EEX, the payment of dividends by EEX and various transactions between ENSERCH Companies and EEX.

  EEX and ENSERCH Companies have in the past entered into significant transactions and agreements incident to their respective businesses. Such transactions and agreements have related to, among other things, the purchase and sale of natural gas, the financing of acquisition, development and sales activities of EEX and the provision of certain corporate services. See "Certain Transactions" and Note 5 of the EEX Financial Statements in this Prospectus. The terms of previous transactions between EEX and the ENSERCH Companies were not established on an arm's-length basis and involved conflicts of interest. Nonetheless, EEX believes that these transactions were on terms at least as favorable to EEX as could have been obtained from unaffiliated third parties. It is anticipated that ENSERCH Companies and EEX will enter into material transactions and agreements from time to time in the future. EEX intends that the terms of any future transactions and agreements between EEX and ENSERCH Companies will be at least as favorable to EEX as could be obtained from unaffiliated third parties.

  In addition, a number of specific types of transactions and relationships between EEX and any ENSERCH Company (including entities in which ENSERCH has a direct or indirect interest) are contemplated and permitted by Article Eleven of the Restated Articles of Incorporation of EEX, including the following:

  . Any ENSERCH Company may lend funds to EEX at interest rates not greater than the lesser of the ENSERCH Company's actual average interest cost of the funds or the rate that EEX would be charged by unrelated lenders on comparable loans. EEX may lend funds to ENSERCH Companies at rates not less than would be charged by unrelated lenders on comparable loans.

  . ENSERCH Companies may sell gas, oil, goods and services to, and may purchase gas, oil, goods and services from, EEX on terms comparable to those effected with unaffiliated persons.

  Transactions on terms at variance with the terms above, and transactions not specifically provided for in these and other provisions of Article Eleven, including transactions that have not previously been determined to be fair, may occur if authorized or ratified by a majority of EEX shareholders or a majority of the EEX Board of Directors or a Board committee. ENSERCH controls a majority of the shares of EEX. In determining whether a majority vote of the EEX Board or a Board committee has been achieved, the vote of a director of ENSERCH who is also a director of EEX may be counted toward the authorization or ratification.

                               THE REORGANIZATION

  EEX's gas and oil operations represent the gas and oil exploration and production business of ENSERCH. From 1985 through December 30, 1994, this business was conducted primarily through EP, a limited partnership in which a minority interest (less than 1%) was held by the public. At year-end 1994, pursuant to a plan for the reorganization of EP, EEX, acquired through a series of transactions, all of the operating properties of EP's 99%-owned operating partnership in exchange for shares of Common Stock. On December 30, 1994, the Reorganization was consummated, EP was liquidated, and the Common Stock held by EP was distributed to EP's limited and general partners in accordance with their partnership interests.

  In connection with the Reorganization, EEH (which was, prior to the Reorganization, named Enserch Exploration, Inc. and the Managing General Partner of EP) received EP's interests in and assumed EP's obligations under certain equipment lease arrangements relative to the Garden Banks project and the Mississippi Canyon project, with the equipment being simultaneously subleased to EEX. ENSERCH Companies also assumed approximately $395 million principal amount of EP's indebtedness, plus accrued interest. Upon the liquidation of EP and distribution of Common Stock, public unitholders of EP received 805,914 shares (.77%) of Common Stock, and ENSERCH Companies received 103,775,328 shares (99.23%) of EEX's 104,581,242 shares then outstanding.

  In 1995, EEX acquired the international gas and oil properties of ENSERCH in exchange for 1,075,147 shares of Common Stock and acquired the SACROC Unit, Kelly Field, Scurry County, Texas properties ("SACROC") from ENSERCH for approximately $1.65 million in cash. See "Certain Transactions."

  As used in this Prospectus, the "Reorganization" means the series of transactions by which EEX acquired all of the operating properties of EP's 99%- owned operating partnership and the acquisition by EEX of the international gas and oil properties and the SACROC properties of ENSERCH.

  The financial information of EEX for periods prior to December 31, 1994, is derived from the adjusted financial statements of EP and the operating results of the ENSERCH international properties and SACROC. The statement of income of EEX includes EP data adjusted to reflect (a) the assumption by ENSERCH Companies of $395 million of EP's debt, (b) the .6% general partner interest in EP's operating partnership previously not included in EP's operating results,
(c) the changes in lease terms, (d) the allocation to EEX of costs incurred by ENSERCH for the provision of certain services to EEX and (e) a provision for corporate income taxes that were not payable by EP as a partnership. See "Certain Transactions" and the EEX financial statements included in this Prospectus.

                              CERTAIN TRANSACTIONS

  The equipment and facilities used in developing and producing reserves in the Mississippi Canyon project and the Garden Banks project were financed under lease agreements between certain financial institutions and EPO that were guaranteed by ENSERCH. In connection with the Reorganization, all rights and obligations under the leases were assigned to and assumed by EEH, with EEX entering into sublease arrangements with EEH for such equipment and facilities. The Mississippi Canyon sublease has a term of five years, with EEX having an option to purchase the subleased equipment at the end of the term. The Garden Banks equipment is subleased under two subleases: one covers the floating production facility, which has a term of 20 years, and the other covers the subsea equipment, pipelines and the shallow-water production facility, which has an initial term of 12 years. For additional information concerning the subleases, see Note 6 to the EEX financial statements included in this Prospectus.

  In March 1995, EEX purchased ENSERCH's interest in SACROC, which represented ENSERCH's only other domestic gas and oil property. The purchase price of approximately $1.65 million included $1.25 million for the fair market value of the properties, as estimated by D&M, and approximately $.40 million for the net book value of related assets acquired and liabilities assumed.

  In June 1995, EEX acquired all of the international gas and oil operations of ENSERCH for 1,075,147 shares of Common Stock, subject to adjustment. The shares represent a purchase price of approximately $12.6 million, including $10 million for the fair market value of the properties, as estimated by D&M, and $2.6 million for the net book value of the other assets acquired and liabilities assumed. The final number of shares to be issued to ENSERCH will be determined by dividing the purchase price by the net proceeds per share received by EEX for the Common Stock in the Offering, as shown on the cover page of this Prospectus.

  EEX and ENSERCH have entered into a letter agreement dated effective as of January 1, 1995, to formalize borrowing arrangements between EEX and ENSERCH. Funds may be drawn under the terms of the letter agreement until March 31, 1999, pursuant to certain limitations. The agreement provides for automatic one year extensions beginning March 31, 1998, unless a cancellation notice has been given by one of the parties. The aggregate amount of borrowing is limited to $100 million outstanding at any time between May 1, 1995, and the date EEX concludes a public offering of Common Stock and $50 million thereafter. Beginning May 1, 1995, EEX pays interest on the daily net balance of loans from ENSERCH at a per annum rate equal to the average rate of all loans EEX has outstanding under its bank facilities or if no such loans are outstanding the current one month LIBOR rate plus the spread specified in EEX's bank facilities. If the rate payable by EEX exceeds the rate specified by the formula in EEX's Restated Articles of Incorporation, the rate calculated pursuant to the Restated Articles of Incorporation will be charged. See "Relationship Between EEX and ENSERCH." ENSERCH pays interest on loans from EEX at the rate it would have to pay on one month commercial paper as of the first day of the month in which the borrowing is outstanding. For each entity, the interest rate on any overdue amounts is the applicable interest rate plus 2% per annum.

  ENSERCH charges EEX for the general and administrative staff costs incurred by ENSERCH in performing accounting, treasury, internal audit, income tax planning and compliance, legal, information systems, human resources and other functions for EEX. Costs are determined on a basis reasonably calculated to reflect the actual costs of the services performed for EEX and may include allocations based on such factors as net capital employed, the number of employees or the percentage of time spent on projects or services. See Note 5 to the EEX Financial Statements included in this Prospectus.

  For a discussion of other transactions between EEX and its affiliates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Major Customers", "Relationship Between EEX and ENSERCH" and Note 5 to the EEX Financial Statements included in this Prospectus. EEX believes that all of the transactions described above were on terms at least as favorable to EEX as could have been obtained from unaffiliated third parties.

                        DESCRIPTION OF THE CAPITAL STOCK

  The following description of the capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the more complete statements thereof set forth in EEX's Restated Articles of Incorporation and its Bylaws. EEX is currently authorized by its Restated Articles of Incorporation to issue 200,000,000 shares of Common Stock, par value $1.00 per share, and 2,000,000 shares of Preferred Stock, of no par value.

COMMON STOCK

  Subject to the rights of the holders of any Preferred Stock that may be outstanding from time to time and except as otherwise provided by law, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors from any funds legally available therefor, to one vote for each share on all matters voted upon by shareholders, including election of directors (cumulative voting being prohibited), and to share ratably in assets available for distribution upon any liquidation. Holders of Common Stock have no preemptive rights and are not subject to any further call or assessment and the Common Stock is not subject to redemption.

  Generally, holders of the Common Stock are entitled to elect all members of the Board of Directors and vote upon all corporate matters put to shareholder vote. However, any Preferred Stock that may be issued in the future may have voting rights. Cumulative voting is prohibited by EEX's Restated Articles of Incorporation.

  The Common Stock is listed on the New York Stock Exchange under the symbol "EEX."

  The Transfer Agent and Registrar of the Common Stock is Harris Trust Company of New York, New York.

PREFERRED STOCK

  There are no shares of Preferred Stock currently outstanding. Preferred Stock may be issued in one or more series as the Board of Directors may from time to time determine. The Common Stock will be subject and subordinate to the rights (including voting rights), privileges and preferences of any series of Preferred Stock to the extent set forth in the resolutions adopted by the Board of Directors establishing such series. The Board of Directors may establish series of Preferred Stock by fixing and determining the designations, preferences, limitations and relative rights of the shares of the series, subject to and within the limitations of the Texas Business Corporation Act and the Restated Articles of Incorporation.

STOCK OWNERSHIP RESTRICTIONS

  The Mineral Lands Leasing Act of 1920, as amended, provides that citizens of another country, the laws, customs or regulations of which deny similar or like privileges to citizens or corporations of the United States, shall not by stock ownership, stock holding or stock control, own any interest in any gas, oil or other lease acquired thereunder. EEX is not aware of any country to which this restriction would be applicable. Nevertheless, the Bylaws of EEX contain provisions that restrict transfers of EEX capital stock to, and suspend voting, dividend and distribution rights of, any persons who would cause EEX to be disqualified under any applicable federal or state law from owning or leasing interests in lands or leases or otherwise conducting its business.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

  The following is a discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of the Common Stock applicable to Non-United States Holders of such Common Stock. For the purpose of this discussion, a "Non-United States Holder" is a person other than
(i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or any state or (iii) an estate or trust, the income of which is includable in gross income for United States federal income tax purposes regardless of its source. This discussion does not deal with all aspects of United States federal income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their particular circumstances. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986 (the "Code") and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively.

  Prospective foreign investors are urged to consult their tax advisors regarding the United States federal, state and local, and Non-United States, income and other tax consequences of owning and disposing of the Common Stock.

DIVIDENDS

  Generally, any dividend paid to a Non-United States Holder of the Common Stock will be subject to United States income tax which is collected through withholding at a rate of 30% of the gross amount of the dividend or lesser applicable income tax treaty rate. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such holder are subject to tax at ordinary federal income tax rates, and will be exempt from the withholding tax if the Non-United States Holder files Internal Revenue Service Form 4224 with the payor. A non-United States corporation receiving such effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the Non-United States corporation's effectively connected earnings and profits, subject to certain adjustments.

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country absent knowledge of the status of the shareholder to the contrary for purposes of the withholding discussed above. However, under proposed United States Treasury regulations not currently in effect, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

  Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding at the rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor.

DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) in the case of a non-corporate Non-United States Holder, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such disposition occurs, or (iii) subject to the exception discussed below, EEX is or has been a "United States real property holding corporation" within the meaning of section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

  EEX believes it currently is and may remain a U.S. real property holding corporation. However, gain realized on a disposition of Common Stock by a Non-U.S. Holder that is not deemed to own more than five percent of the Common Stock during such period will not be subject to U.S. federal income tax except as provided in the following paragraph.

  The preceding discussion with respect to the tax consequences to a Non-U.S. Holder where the Company is a U.S. real property holding corporation assumes that the Common Stock is and always will be listed on the New York Stock Exchange and hence will be "regularly traded" on an established securities market (within the meaning of section 897(c)(3) of the Code) located in the United States at the time of disposition. However, it may be possible to interpret the Temporary U.S. Treasury regulations that define "regularly traded" for this purpose as providing that the Common Stock will not be "regularly traded" for any calendar quarter during which 100 or fewer persons (treating related persons as one person) in the aggregate own 50% or more of the Common Stock. Because the ENSERCH Companies currently own and may continue to own at least 50% of the Common Stock, in the event that this interpretation is determined to be correct, a Non-U.S. Holder (without regard to its ownership percentage of Common Stock) may be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of Common Stock as well as to withholding tax (generally at a rate of 10% of the cash proceeds). Any amount withheld pursuant to such withholding tax will be creditable against such holder's U.S. federal income tax liability.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Under Treasury regulations, EEX must report annually to the IRS the amount of dividends paid to each Non-United States Holder, the name and address of the recipient and the federal income tax, if any, withheld with respect to such dividends. A similar report is sent to the holder. Such information may be made available by the IRS to the tax authorities in a foreign country under the provisions of an applicable tax treaty or information exchange agreement.

  Payments of dividends to a Non-United States Holder at an address outside the United States will generally not be subject to backup withholding. The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker may be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-United States Holder of Common Stock to or through a foreign office of a broker generally will not be subject to backup withholding. However, information reporting will apply to such payments of proceeds to or through a foreign office of a broker that is a United States person or a United States-related person unless such broker has documentary evidence in its files of the owner's Non-United States status or the owner otherwise establishes an exemption.

  Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, such amounts withheld from a payment to a Non-United States Holder will be allowed as a credit against such Non-United States Holder's federal income tax liability and any amounts withheld in excess of such federal income tax liability may be refunded to such Non-United States Holder.

ESTATE TAX

  Common Stock owned, or treated as owned, by an individual who is a Non-United States Holder at the time of his death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Dean Witter Reynolds Inc., Howard, Weil, Labouisse, Friedrichs, Inc. and Smith Barney Inc. are serving as U.S. Representatives, have severally agreed to purchase, and EEX has agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Howard, Weil, Labouisse, Friedrichs, Inc., Smith Barney Inc., UBS Limited and S.G. Warburg Securities Ltd. are serving as International Representatives, have severally agreed to purchase, and EEX has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                        NUMBER
     NAME                                                             OF SHARES
     ----                                                             ----------
     U.S. Underwriters:
       Morgan Stanley & Co. Incorporated.............................
       Bear, Stearns & Co. Inc.......................................
       Dean Witter Reynolds Inc......................................
       Howard, Weil, Labouisse, Friedrichs, Inc......................
       Smith Barney Inc..............................................
                                                                      ----------
         Subtotal....................................................
                                                                      ----------
     International Underwriters:
       Morgan Stanley & Co. International Limited....................
       Howard, Weil, Labouisse, Friedrichs, Inc......................
       Smith Barney Inc..............................................
       UBS Limited...................................................
       S.G. Warburg Securities Ltd...................................
                                                                      ----------
         Subtotal....................................................
                                                                      ----------
           Total.....................................................
                                                                      ==========

  The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters," and the U.S. Representatives and the International Representatives are collectively referred to as the "Representatives." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those shares covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (x) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (y) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters under the Underwriting Agreement are referred to herein as the U.S. Shares and the International Shares, respectively.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the price to public set forth on the cover page herein, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof in which such offer or sale is made and, without limiting the quality of the foregoing, has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares of Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares of Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof in which such offer or sale is made and, without limiting the quality of the foregoing, that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it (a) has not offered or sold and will not offer or sell any shares of Common Stock in the United Kingdom by means of any document (other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Act
(1985)), (b) has complied and will comply with all applicable provisions of the Financial Services Act (1986) with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom, and (c) has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock, other than any document which consists of, or is part of, listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Financial Services Act (1986), if that person is of a kind described in Article 9(3) of the Financial Services Act
(1986) (Investment Advertisements) (Exemptions) Order 1988, or to any person to whom the document may lawfully be issued or passed on.

  The Underwriters initially propose to offer part of the Common Stock directly to the public at the price to public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess
of $     a share under the public offering price. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $     a share to
other Underwriters or to certain dealers. After the initial offering of the Common Stock, the offering price and other selling terms may be varied from time to time by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable at any time for 30 days from the date of the Underwriting Agreement, to purchase up to 3,000,000 additional shares of Common Stock at the price to public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

  EEX has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or
(b) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, other than (i) the shares of Common Stock offered hereby, or (ii) any shares of Common Stock issued or sold by EEX pursuant to stock plans of EEX or ENSERCH existing at the closing of the Offering. In addition, the ENSERCH Companies, which hold substantially all of the outstanding Common Stock, have agreed, subject to certain limited exceptions, not to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or
(b) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated.

  EEX has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

  Prior to the Offering, less than 900,000 shares of Common Stock have been held by persons unaffiliated with EEX or ENSERCH and only a limited number of shares have traded publicly. Therefore, although the Common Stock is listed and traded on the NYSE, its current market price is not considered dispositive in determining the price of the Common Stock in the Offering. The Offering price will be determined by negotiations between EEX and the Representatives. Among the factors to be considered in such negotiations are the sales, earnings and certain other financial and operating information of EEX in recent periods, the future prospects of EEX and its industry in general, certain ratios, market prices of securities and financial and operating information of companies engaged in activities similar to those of EEX and the general condition of the securities markets. For certain recent market prices of the Common Stock, see "Market Price of Common Stock and Dividend Policy."

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock will be passed upon for EEX by Jackson & Walker, L.L.P., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The consolidated balance sheet of EEX as of December 31, 1994, and the related statements of operations, cash flows and changes in partners' capital and common shareholders' equity of EEX and its predecessor for each of the three years in the period ended December 31, 1994, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  With respect to the unaudited interim financial information of EEX for the period ended March 31, 1995, which is included in this Prospectus, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in this Prospectus, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

  The audited consolidated financial statements of DALEN and its subsidiaries included in this Prospectus, to the extent and for the period indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in method of accounting for income taxes as of January 1, 1993, as discussed in
Note 2 to the DALEN Financial Statements included in this Prospectus.

  The estimates of the proved reserves of gas and oil of EEX made by DeGolyer and MacNaughton, independent petroleum consultants, have been included herein in reliance upon such estimates given upon such firm's authority as experts with respect to the matters contained therein.

  Information relating to the estimated proved reserves of gas and oil of DALEN and the related estimates of future net cash flows and present values thereof for certain periods included herein and in the Notes to the DALEN Financial Statements included in this Prospectus have been audited by Netherland, Sewell & Associates, Inc., independent petroleum engineers, and are included herein and incorporated by reference herein in reliance upon the authority of such firm as an expert in petroleum engineering.

                              CERTAIN DEFINITIONS

Amplitude Anomalies--A change in seismic reflection signal strength of a specific geologic layer, especially if attributable to an accumulation of hydrocarbons, sometimes called "bright spots".

Areal--Pertaining to area.

Barrel or Bbl--The unit of volume measurement used for petroleum products. One barrel = 42 U.S. gallons.

  MBbls: thousand barrels
  MMBbls: million barrels

Basin--A synclinal structure in the subsurface, once the bed of a prehistoric sea. Regarded as a good prospect for gas and oil exploration.

Behind Pipe--Oil and gas reservoirs penetrated by wells but not perforated which therefore remain behind the pipe.

Block--Numerical designation of a specific location in an offshore area, or, an onshore acreage "block".

Btu--British thermal unit, the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

  MMBtu: million Btus

Condensate--A hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is produced; similar to crude oil.

Confirmation well--A well drilled to validate an initial discovery.

Cubic Foot--The amount of natural gas that occupies one cubic foot under standard temperature and pressure conditions; standard volume measurement for natural gas.

  Mcf:    thousand cubic feet
  MMcf:   million cubic feet
  Bcf:    billion cubic feet
  Tcf:    trillion cubic feet

Cubic Foot of Natural Gas Equivalent--The amount of oil, condensate or natural gas liquids necessary to equal an amount of natural gas based on a conversion ratio of one Bbl of oil, condensate or natural gas liquids to six Mcf of gas.

  Mcfe:   thousand cubic feet of natural gas equivalent
  MMcfe:  million cubic feet of natural gas equivalent
  Bcfe:   billion cubic feet of natural gas equivalent
  Tcfe:   trillion cubic feet of natural gas equivalent

Development Drilling--The drilling-related activities to recover gas and oil after initial discovery.

Development Well--A well drilled into a reservoir of gas or oil that contains proved reserves.

Exploitation--The development of an existing producing area in order to increase production, usually characterized by the drilling of infill development wells and the reworking of old wells.

Exploratory Well--A well drilled into a previously untested geologic structure or formation to determine the presence of gas or oil.

Gross Acres/Gross Wells--Total acreage or total wells in which a company holds varying interests.

Leasehold--Property or acreage offered under contract for the exploration and production of gas, oil or other minerals.

NGL--Natural gas liquids.

Net Acres/Net Wells--Proportionate company interest in gross acres or gross wells.

Operator--The individual or company responsible for the exploration and production of a gas or oil well or lease. The operator typically holds the largest working interest in the well or lease.

Overriding Royalty Interest--A royalty interest created from the working interest which entitles the holder to a specific fractional share of gross gas or oil production.

Proved Reserves--Reserves which can be estimated with reasonable certainty to be recoverable under current economic conditions.

Proved Developed/Undeveloped Reserves--Proved reserves which are expected to be recovered from existing wells (including reserves behind pipe).

Production--The phase of the petroleum industry that deals with bringing the gas and well fluids to the surface, separating them and storing, gauging and otherwise preparing the product for the pipeline. Also, the amount of gas or oil produced in a given period.

Productive Wells--Either producing wells or wells capable of commercial production, although currently shut-in.

Recompletion--A workover in which a previously productive formation or interval is abandoned and a different interval is completed for production.

Reserves--Amount of gas or oil believed to be economically recoverable under existing conditions.

Royalty--Mineral owner's share of the gross gas or oil production on his property.

Spudded--The beginning of the actual drilling of a well, which involves using a spudding bit to drill down several hundred feet to accommodate the surface pipe.

Standardized Measure of Discounted Future Net Cash Flows After Tax--Net present value of the estimated future revenue stream from proved gas and oil reserves using current period prices plus contractual escalations, less future costs to develop and produce the reserves, discounted at the prescribed 10% rate and adjusted for income-tax effects.

3-D Seismic--Three-dimensional, computer-aided imaging of underground formations based on acoustical data.

2-D Seismic--Two-dimensional, computer-aided imaging of underground formations based on acoustical data.

Working Interest--Represents a share of the ownership in drilling and production of gas and oil.

Workover--One or more of a variety of remedial operations on a producing well to restore or increase production by reconditioning or stimulating the reservoir or by a recompletion.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Enserch Exploration, Inc.:
As of or for the Three Years Ended December 31, 1994:
  Unaudited Statements of Income -- Adjusted for the Reorganization ......  F-2
  Unaudited Statements of Cash Flows -- Adjusted for the Reorganization...  F-3
  Notes to Unaudited Statements of Income and Cash Flows..................  F-4
  Independent Auditors' Report............................................  F-5
  Consolidated Balance Sheet as of December 31, 1994......................  F-6
  Statements of Changes in Partners' Capital and Common Shareholders'
   Equity.................................................................  F-7
  Statements of Operations of Predecessor.................................  F-8
  Statements of Cash Flows of Predecessor.................................  F-9
  Notes to Financial Statements........................................... F-10
Enserch Exploration, Inc. (Unaudited):
  Independent Accountants' Report......................................... F-20
  Condensed Consolidated Statements of Income for the Three Months Ended
   March 31, 1995 and 1994................................................ F-21
  Condensed Statement of Cash Flows for the Three Months Ended March 31,
   1995 and 1994.......................................................... F-22
  Condensed Consolidated Balance Sheets as of March 31, 1995 and December
   31, 1994............................................................... F-23
  Notes to Condensed Consolidated Financial Statements.................... F-24
DALEN Corporation:
As of or for the Three Years Ended December 31, 1994:
  Report of Independent Public Accountants................................ F-25
  Consolidated Statements of Operations................................... F-26
  Consolidated Balance Sheets............................................. F-27
  Consolidated Statements of Stockholder's Equity......................... F-28
  Consolidated Statements of Cash Flows................................... F-29
  Notes to Consolidated Financial Statements.............................. F-30
DALEN Corporation (Unaudited):
  Consolidated Statements of Operations for the Three Months Ended March
   31, 1995 and 1994...................................................... F-39
  Consolidated Balance Sheets as of March 31, 1995 and December 31, 1994.. F-40
  Consolidated Statements of Cash Flows for the Three Months Ended March
   31, 1995 and 1994...................................................... F-41
  Notes to Financial Statements........................................... F-42

                           ENSERCH EXPLORATION, INC.

        UNAUDITED STATEMENTS OF INCOME--ADJUSTED FOR THE REORGANIZATION

  The unaudited statements of income and cash flows of EEX, adjusted for the Reorganization, are presented based on the historical results of operations and cash flows of EP (after certain eliminations and adjustments, including a pro forma provision for income taxes) combined with the results of operations and cash flows of the properties acquired from ENSERCH in 1995. See "The Reorganization," "Certain Transactions" and "Business--Recent Developments." These statements should be read in conjunction with the historical statements of operations and cash flows of EP.

                                            YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                       1994           1993           1992
                                   -------------  -------------  -------------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Natural gas..................... $     144,550  $     146,355  $     118,639
  Oil and condensate..............        30,880         36,863         45,064
  Natural gas liquids.............         2,377          4,148          6,554
  Other...........................         1,333          2,430          1,287
                                   -------------  -------------  -------------
    Total.........................       179,140        189,796        171,544
                                   -------------  -------------  -------------
Costs and Expenses
  Production and operating........        30,963         28,960         29,392
  Exploration.....................         9,136          8,668         11,163
  Depreciation and amortization...        80,308         79,105         76,742
  (Sale) write-down of inactive
   pipeline.......................        (7,551)           --          16,500
  Writeoff of unsuccessful foreign
   exploration costs..............           --          10,191            --
  General, administrative and
   other..........................        20,022         31,035         23,950
  Taxes, other than income........        13,518         16,216         15,983
                                   -------------  -------------  -------------
    Total.........................       146,396        174,175        173,730
                                   -------------  -------------  -------------
Operating Income (Loss)...........        32,744         15,621         (2,186)
Other Income (Expense)-Net........          (314)           --              (6)
Interest Income...................         7,239          7,884          5,946
Interest Expense..................           --          (8,204)          (119)
                                   -------------  -------------  -------------
Income Before Income Taxes........        39,669         15,301          3,635
Income Taxes......................        13,861          7,046            995
                                   -------------  -------------  -------------
Net Income........................ $      25,808  $       8,255  $       2,640
                                   =============  =============  =============
Net Income Per Share of Common
 Stock............................ $         .24  $         .08  $         .02
                                   =============  =============  =============
Weighted Average Common Shares
 Outstanding......................       105,656        105,656        105,656
                                   =============  =============  =============

See Note to Unaudited Statements of Income and Cash Flows.

                           ENSERCH EXPLORATION, INC.

      UNAUDITED STATEMENTS OF CASH FLOWS--ADJUSTED FOR THE REORGANIZATION

                                                  YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  1994       1993       1992
                                                ---------  ---------  --------
                                                       (IN THOUSANDS)
Operating Activities
  Net income................................... $  25,808  $   8,255  $  2,640
  Depreciation and amortization................    80,308     79,105    76,742
  Writeoff of unsuccessful foreign exploration
   costs.......................................       --      10,191       --
  Deferred income tax expense (benefit)........    15,127        393    (8,749)
  (Sale) write-down of inactive pipeline.......    (7,551)       --     16,500
  Other........................................   (10,332)     8,994    (9,659)
  Changes in current operating assets and
   liabilities.................................   (12,689)    (4,626)   20,968
                                                ---------  ---------  --------
    Net cash flows from operating activities...    90,671    102,312    98,442
                                                ---------  ---------  --------
Investing Activities
  Additions of property, plant and equipment...  (132,590)  (118,759)  (64,831)
  Retirements of property, plant and equipment.    13,051       (598)    9,532
  Other........................................    10,755     (9,726)   (3,403)
                                                ---------  ---------  --------
    Net cash flows used for investing
     activities................................  (108,784)  (129,083)  (58,702)
                                                ---------  ---------  --------
Financing Activities
  Change in temporary advances with ENSERCH
   Companies...................................    50,500     12,555   (56,531)
  (Decrease) increase in advances under leasing
   arrangements--net...........................   (32,771)    13,588    17,652
  Other........................................       275        --        --
                                                ---------  ---------  --------
    Net cash flows from (used for) financing
     activities................................    18,004     26,143   (38,879)
                                                ---------  ---------  --------
Net (Decrease) Increase in Cash................ $    (109) $    (628) $    861
                                                =========  =========  ========

See Note to Unaudited Statements of Income and Cash Flows.

                           ENSERCH EXPLORATION, INC.

             NOTE TO UNAUDITED STATEMENTS OF INCOME AND CASH FLOWS

  The following table reconciles net income (loss) of EP to net income of EEX adjusted for the Reorganization. The unaudited statements of cash flows include the cash flow effects of these adjustments.

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1994      1993      1992
                                                   -------  --------  --------
                                                        (IN THOUSANDS)
Net income (loss) reported by EP.................. $11,966  $ (3,881) $(20,265)
Add 1% minority interest in EPO (1):
  Revenues........................................   1,768     1,869     1,676
  Cost and expenses...............................   1,433     1,597     1,671
                                                   -------  --------  --------
  Operating income adjustment.....................     335       272         5
  Other income (expense)-net......................      (3)      (56)        5
  Interest income-net.............................      57       --        --
Add international and SACROC operations(2):
  Revenues........................................   2,270     2,935     3,960
  Cost and expenses...............................   3,412    14,408     5,081
                                                   -------  --------  --------
  Operating income (loss) adjustment..............  (1,142)  (11,473)   (1,121)
  Other income (expense)-net......................     --        --         (3)
  Interest income-net.............................     254     1,737     3,151
Effects of changes in lease terms (3):
  Operating expenses..............................     704     2,123       --
  Depreciation and amortization...................     511      (687)      --
  Interest expense................................     357      (768)      --
Management cost allocation from ENSERCH (4).......    (500)   (1,000)   (1,000)
Interest income on notes receivable-ENSERCH
 Companies (5)....................................   6,211     4,209     2,213
Eliminate interest expense on debt of EP (6)......  20,919    24,825    20,650
                                                   -------  --------  --------
Income before income taxes........................  39,669    15,301     3,635
Provision for income taxes (7)....................  13,861     7,046       995
                                                   -------  --------  --------
Net income of EEX................................. $25,808  $  8,255  $  2,640
                                                   =======  ========  ========

- --------
(1) To include revenues and costs attributable to the 1% general partner interest in EP Operating Limited Partnership (EPO), EP's operating partnership.
(2) To include revenues and costs attributable to the international operations and SACROC properties acquired from ENSERCH in 1995. See "Certain Transactions" and Note 9 of Notes to Financial Statements of EEX included in this Prospectus.
(3) Certain ENSERCH Companies assumed EPO's interests in and obligations related to certain offshore equipment and facilities leases, and EEX entered into subleases for the equipment and facilities with ENSERCH Companies.
(4) To provide for the management cost allocation to be charged by ENSERCH for management of certain services. EP was charged and EEX is charged for indirect costs (principally general and administrative costs) applicable to gas and oil operations. Prior to July 1, 1994, EP was not charged for management by ENSERCH of its operations, including supervision of finance, accounting, tax and legal functions. EEX is charged approximately $1 million annually to cover the cost of these functions. See "Certain Transactions" and Note 5 of Notes to Financial Statements of EEX included in this Prospectus.
(5) To include interest income on the notes receivable--ENSERCH Companies at average balances at 7.5% interest per annum.
(6) To eliminate interest expense on long-term borrowings by EP from ENSERCH Companies that were not assumed by EEX.
(7) To provide for income taxes on income before taxes at the applicable statutory federal rate and, for the international and SACROC operations, the 1% increase in the federal statutory rate in 1993 and permanent differences for statutory depletion in 1992.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of  Enserch Exploration, Inc.

  We have audited the accompanying consolidated balance sheet of Enserch Exploration, Inc. and subsidiaries (the "Company") as of December 31, 1994, and the related statements of operations, cash flows, and changes in partners' capital and common shareholders' equity of the Company and its predecessor (See
Note 1) for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1994, and the results of operations and cash flows of the Company and its predecessor for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Dallas, Texas
February 10, 1995 (June 21, 1995 as
 to the second paragraph of Note 1
 and Note 9)

                           ENSERCH EXPLORATION, INC.

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1994
                                 (IN THOUSANDS)

ASSETS
Current Assets
  Cash.............................................................. $      234
  Accounts receivable-trade (net of allowance for possible losses of
   $670)............................................................     16,828
  Accounts receivable-affiliated companies..........................     11,581
  Notes receivable-affiliated companies.............................     86,077
  Materials and supplies, at average cost...........................      2,168
  Other.............................................................      3,049
                                                                     ----------
    Total current assets............................................    119,937
                                                                     ----------
Property, Plant and Equipment (at cost)
  Gas and oil properties (full-cost method, $172,604 excluded from amortization base)...............................................  2,094,494
  Other.............................................................     15,582
                                                                     ----------
    Total...........................................................  2,110,076
  Less accumulated depreciation and amortization....................    856,062
                                                                     ----------
    Net property, plant and equipment...............................  1,254,014
                                                                     ----------
Other Assets........................................................      7,284
                                                                     ----------
    Total........................................................... $1,381,235
                                                                     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable-trade............................................ $   58,593
  Accounts payable-affiliated companies.............................      7,060
  Temporary advances-affiliated companies (net).....................    105,469
  Current portion of capital lease obligations......................      4,760
  Other.............................................................      1,728
                                                                     ----------
    Total current liabilities.......................................    177,610
                                                                     ----------
Capital Lease Obligations...........................................    151,095
                                                                     ----------
Other Liabilities
  Deferred income taxes.............................................    284,299
  Deferred royalties................................................     25,536
  Other.............................................................      6,687
                                                                     ----------
    Total other liabilities.........................................    316,522
                                                                     ----------
Commitments and Contingent Liabilities (Note 6)
Common Shareholders' Equity.........................................    736,008
                                                                     ----------
    Total........................................................... $1,381,235
                                                                     ==========

See Notes to Financial Statements.

                           ENSERCH EXPLORATION, INC.

   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL AND COMMON SHAREHOLDERS' EQUITY

                             ENSERCH EXPLORATION PARTNERS, LTD.
                             ------------------------------------    ENSERCH
                              GENERAL      LIMITED                 EXPLORATION,
                              PARTNERS    PARTNERS       TOTAL         INC.
                             ------------------------ -----------  ------------
                                             (IN THOUSANDS)
Balance, December 31, 1991.. $   15,396  $   681,109  $   696,505    $    --
  Net loss..................       (203)     (20,062)     (20,265)
  Distributions declared....       (311)     (30,750)     (31,061)
                             ----------  -----------  -----------
Balance, December 31, 1992..     14,882      630,297      645,179
  Net loss..................        (39)      (3,842)      (3,881)
  Distributions declared....       (311)     (30,750)     (31,061)
                             ----------  -----------  -----------
Balance, December 31, 1993..     14,532      595,705      610,237
  Net income................        120       11,846       11,966
  Liquidation of
   partnership..............    (14,652)    (607,551)    (622,203)    622,203
                             ----------  -----------  -----------
Balance, December 31, 1994.. $      --   $       --   $       --
                             ==========  ===========  ===========

Reorganization Adjustments:
  Assumption by ENSERCH Companies:
    Assets and obligations of offshore facilities and leases........    (24,418)
    EP's notes payable to other ENSERCH Companies and EPO...........    395,077
    Accrued interest on notes payable...............................     12,566
  General partners' 1% interest in EPO..............................     10,156
  Assumption of deferred income taxes by EEX........................   (289,703)
Acquisition of international and SACROC operations from ENSERCH:
  ENSERCH carrying value of international operations................      7,530
  Excess of ENSERCH carrying value of SACROC operations over cash
   paid by EEX......................................................      2,597
                                                                      ---------
Common Shareholders' Equity at December 31, 1994....................  $ 736,008
                                                                      =========
Common Stock--$1.00 par value, authorized 200 million shares, issued and outstanding
 105,656,389 shares.................................................  $ 105,656
Paid in Capital.....................................................    630,352
                                                                      ---------
Common Shareholders' Equity at December 31, 1994....................  $ 736,008
                                                                      =========

See Notes to Financial Statements.

                           ENSERCH EXPLORATION, INC.

                    STATEMENTS OF OPERATIONS OF PREDECESSOR

                                            YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                       1994           1993           1992
                                   -------------  -------------  -------------
                                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
Revenues
  Natural gas..................... $     143,099  $     144,889  $     117,418
  Oil and condensate..............        28,578         33,920         41,179
  Natural gas liquids.............         2,106          3,790          6,037
  Other...........................         1,319          2,393          1,274
                                   -------------  -------------  -------------
    Total.........................       175,102        184,992        165,908
                                   -------------  -------------  -------------
Costs and Expenses
  Production and operating........        29,648         28,627         26,581
  Exploration.....................         8,323          7,526          9,674
  Depreciation and amortization...        79,663         77,256         75,600
  (Sale) write-down of inactive
   pipeline.......................        (7,475)           --          16,335
  General, administrative and
   other..........................        18,932         29,387         22,275
  Taxes, other than income........        13,175         15,810         15,513
                                   -------------  -------------  -------------
    Total.........................       142,266        158,606        165,978
                                   -------------  -------------  -------------
Operating Income (Loss)...........        32,836         26,386            (70)
Other Income (Expense)-Net........          (311)           --              (3)
Interest Expense..................       (20,559)       (30,267)       (20,192)
                                   -------------  -------------  -------------
Net Income (Loss).................        11,966         (3,881)       (20,265)
Less 1% General Partners'
 Interest.........................           120            (39)          (203)
                                   -------------  -------------  -------------
Income (Loss) Applicable to
 Limited Partners' Interest....... $      11,846  $      (3,842) $     (20,062)
                                   =============  =============  =============
Net Income (Loss) Per Unit........ $         .12  $        (.04) $        (.20)
                                   =============  =============  =============
Weighted Average Units
 Outstanding......................       102,500        102,500        102,500
                                   =============  =============  =============
Distributions Declared Per Unit... $         --   $         .30  $         .30
                                   =============  =============  =============

See Notes to Financial Statements.

                           ENSERCH EXPLORATION, INC.

                    STATEMENTS OF CASH FLOWS OF PREDECESSOR

                                                  YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  1994       1993       1992
                                                ---------  ---------  --------
                                                       (IN THOUSANDS)
Operating Activities
  Net income (loss)............................ $  11,966  $  (3,881) $(20,265)
  Depreciation and amortization................    79,663     77,256    75,600
  (Sale) write-down of inactive pipeline.......    (7,475)       --     16,335
  Other........................................   (11,402)     9,326   (10,356)
  Changes in current operating assets and
   liabilities
    Accounts receivable........................     3,655     (2,382)   10,737
    Other current assets.......................   (25,889)   (15,890)     (165)
    Accounts payable...........................    12,596     14,768     5,437
    Other current liabilities..................      (984)    (3,136)     (533)
                                                ---------  ---------  --------
    Net cash flows from operating activities...    62,130     76,061    76,790
                                                ---------  ---------  --------
Investing Activities
  Additions of property, plant and equipment...  (128,885)  (113,380)  (63,223)
  Retirements of property, plant and equipment.    12,929       (593)    9,437
  Other........................................    10,647     (9,864)   (3,369)
                                                ---------  ---------  --------
    Net cash flows used for investing
     activities................................  (105,309)  (123,837)  (57,155)
                                                ---------  ---------  --------
Financing Activities
  Change in temporary advances with ENSERCH
   Companies...................................    72,305     32,756   (37,201)
  Proceeds from long-term notes payable to
   ENSERCH Companies...........................    11,000     32,000    32,000
  (Decrease) increase in advances under leasing
   arrangements-net............................   (32,443)    13,453    17,475
  Cash distributions paid......................    (7,765)   (31,061)  (31,061)
                                                ---------  ---------  --------
    Net cash flows from (used for) financing
     activities................................    43,097     47,148   (18,787)
                                                ---------  ---------  --------
Net (Decrease) Increase in Cash and
 Equivalents...................................       (82)      (628)      848
Cash and Equivalents at Beginning of Year......       309        937        89
                                                ---------  ---------  --------
Cash and Equivalents at End of Year............ $     227  $     309  $    937
                                                =========  =========  ========
Interest Paid (Net of amounts capitalized)..... $  20,559  $  24,791  $ 20,192
                                                =========  =========  ========

See Notes to Financial Statements.

                           ENSERCH EXPLORATION, INC.

                         NOTES TO FINANCIAL STATEMENTS
  All dollar amounts, except per share and per unit amounts, in the notes to financial statements are stated in thousands unless otherwise indicated.

1. ORGANIZATION AND BASIS OF PRESENTATION

  On December 30, 1994, Enserch Exploration, Inc. ("EEX") acquired all of the partnership interests of EP Operating Limited Partnership ("EPO"), the 99% owned operating partnership of Enserch Exploration Partners, Ltd. ("EP"), and EP received common stock of EEX. EPO was then merged into EEX and thereafter EP was liquidated, and its partners received one share of EEX common stock for each limited and general partnership interest held. Certain affiliates of ENSERCH other than EEX (collectively, the "ENSERCH Companies") also received EP's interest in and assumed EP's obligations under certain equipment leases (the equipment was simultaneously subleased to EEX) and assumed approximately $395 million principal amount of EP's indebtedness, plus accrued interest.

  In 1995, EEX acquired the international gas and oil operations of ENSERCH by the issuance of 1,075,147 shares of common stock and acquired the SACROC operations from ENSERCH for $1,650 in cash. The financial statements of EEX at December 31, 1994 have been restated in a manner similar to a pooling-of-interests to reflect the acquisition of these operations under common control.

  The financial statements presented herein represent the historical consolidated balance sheet of EEX, after the acquisition of the EP operating properties and the transactions described above, and the historical statements of operations, cash flows and changes in partners' capital of EP as the predecessor operating entity to EEX. Prior to the acquisition, EEX had no operations. In the notes that follow, "the Company" is used to refer to either EEX or EP, or both, when a distinction is not required. EP followed the proportional consolidation method whereby the financial statements reflected EP's 99% interest in EPO's assets, liabilities and operations. The components of Costs and Expenses in the Statements of Operations have been reclassified to conform with the 1995 presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Gas and Oil Properties--The full-cost accounting method prescribed by the Securities and Exchange Commission (SEC), is followed for gas and oil properties. Costs directly associated with the acquisition and evaluation of unproved gas and oil properties are excluded from the amortization base until the related properties are evaluated. Such unproved properties are assessed periodically and a provision for impairment is made to the full-cost amortization base when appropriate. Amortization of evaluated gas and oil properties is computed on the unit-of-production method using estimated proved gas and oil reserves quantified on the basis of their equivalent energy content. Amortization of gas and oil properties was approximately 5.7% in 1994, 6.0% in 1993 and 5.7% in 1992. Depreciation of other property, plant and equipment is provided principally by the straight-line method over the estimated service lives of the related assets. At December 31, 1994, estimates of future site restoration, dismantlement and abandonment costs, as assessed on an overall cost center basis, were less than estimates of future salvage values. Therefore, no accruals were required.

  Natural Gas and Oil Hedging Activities--Gas and oil swaps, collars and futures agreements are used to hedge volatile product prices for a portion (normally 30 to 70 percent) of anticipated future gas and oil production. The purpose of these hedging activities is to fix the prices to be received. Under these agreements, payments are received or made based on the differential between a fixed and a variable product price. These agreements are settled in cash at or prior to expiration or exchanged for physical delivery contracts. Realized gains and losses on hedging activities are deferred and included in revenues during the month that the related physical sale occurs. In the event of nonperformance by counterparties, the Company is exposed to price risk. The Company does not obtain collateral to support the agreements but monitors the financial viability of counterparties. The Company has no off-balance sheet risk of accounting loss.

  Income Taxes--EP was a partnership and, as a result, the income or loss of the partnership, which reflected differences in the timing of the deduction of certain gas and oil drilling and development costs for federal income-tax purposes, was includable in the tax returns of the individual partners. Accordingly, no recognition was given to income taxes in the financial statements of EP. EEX, as a corporation, is a taxable

                           ENSERCH EXPLORATION, INC.

entity. The deferred tax effect of the difference in financial accounting basis and income tax basis of EEX's assets and liabilities is as follows:

                                                           1994
                                                -------------------------------
                                                 TOTAL    CURRENT    NONCURRENT
                                                --------  -------    ----------
   Deferred tax assets:
     Reserves for injury and damage claims..... $    663   $ --       $    663
     All other.................................    1,190     420           770
                                                --------   -----      --------
       Total...................................    1,853     420         1,433
                                                --------   -----      --------
   Deferred tax liabilities:
     Property-related differences..............   56,919     --         56,919
     Exploration and intangible development
      costs....................................  234,637     --        234,637
                                                --------   -----      --------
       Total...................................  291,556     --        291,556
                                                --------   -----      --------
   Net deferred tax liability (asset) recorded
    on formation of EEX .......................  289,703    (420)(a)   290,123
   Deferred tax asset applicable to property
    related differences of international and
    SACROC operations acquired from ENSERCH....   (5,824)               (5,824)
                                                --------   -----      --------
       Total................................... $283,879   $(420)     $284,299
                                                ========   =====      ========

- --------
(a) Included in other current assets in the balance sheet.

  Fair Value of Financial Instruments--The fair value of financial instruments, consisting primarily of cash, accounts receivable, investments, accounts payable, temporary advances payable and other accrued liabilities, approximates carrying value.

3. SHAREHOLDERS' EQUITY

  EEX is authorized to issue 200 million shares of common stock at $1.00 par value and 2 million shares of preferred stock.

  The Company has a stock option plan that provides for the granting of stock options to officers and key employees to purchase shares of EEX Common Stock and has provisions for awarding restricted stock to officers, which are subject to vesting based on the achievement of certain performance criteria. Options granted under the plan have an exercise price of not less than the fair market value of the common stock on the grant date. Options become exercisable in stages of 25% after one year to 100% after four years and expire after ten years. The plan covers a maximum of 2 million shares of EEX Common Stock. No options or restricted stock were granted or awarded in 1994.

4. EMPLOYEE BENEFIT PLANS

  Substantially all personnel associated with the Company are covered by an ENSERCH pension plan and some retirees are eligible for varying levels of health care and life insurance benefits. Employees hired after July 1, 1989 are not eligible for medical benefits when they retire. The allocation of the costs of these plans is actuarially determined. Total pension costs allocated to the Company were $1,208, $867 and $1,054 in 1994, 1993 and 1992, respectively.
Postretirement health care and life insurance benefit costs allocated to the Company were $816, $821 and $550 in 1994, 1993 and 1992, respectively.

                           ENSERCH EXPLORATION, INC.

  ENSERCH pension plan information:

                                                                        1994
                                                                       -------
   Valuation Assumptions:
     Discount rate....................................................     9.0%
     Rate of increase in compensation levels..........................     4.0%
     Expected long-term rate of return on assets......................     9.5%
   Amounts Recognized (in millions):
     Actuarial present value of pension benefit obligation:
       Vested benefit obligation...................................... $(237.4)
                                                                       =======
       Accumulated benefit obligation................................. $(249.6)
                                                                       =======
       Projected pension benefit obligation........................... $(271.4)
   Plan assets at fair value..........................................   231.7
                                                                       -------
   Projected benefit obligation in excess of plan assets..............   (39.7)
   Unrecognized net asset at transition...............................    (8.0)
   Unrecognized prior service credit..................................    (2.2)
   Unrecognized net actuarial gain....................................    (3.7)
                                                                       -------
   ENSERCH accrued pension cost....................................... $ (53.6)
                                                                       =======
   EEX accrued pension cost........................................... $  (3.9)
                                                                       =======
   ENSERCH postretirement benefit information:
     Valuation Assumptions:
       Discount rate..................................................     9.0%
       Medical cost trend rate........................................    12.0%
     Amounts Recognized (in millions):
       Accumulated postretirement benefit obligation.................. $ (82.9)
       Unrecognized obligation at transition..........................    62.1
       Unrecognized net actuarial loss................................    15.1
                                                                       -------
   ENSERCH accrued postretirement benefit cost........................ $  (5.7)
                                                                       =======
   EEX accrued postretirement benefit cost............................ $   (.5)
                                                                       =======

  The assumed health care cost trend rate is 12.0% for 1994, declining gradually to 6.0% in 2003, and remaining at that level thereafter. If the health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation of ENSERCH as of December 31, 1994 would be increased by $4.8 million and the net periodic postretirement benefit cost for 1994 by $.4 million.

  Investment Plan--ENSERCH provides a voluntary contributory investment plan that is available to substantially all employees and matches a portion of employee's contribution with ENSERCH common stock. The Company's share of costs under the plan was $236, $254 and $260 in 1994, 1993 and 1992, respectively.

5. RELATED PARTY TRANSACTIONS

  In the ordinary course of business, the Company engages in various transactions with ENSERCH and its affiliates. The Company was charged for direct costs incurred by ENSERCH Companies that were associated with managing the Company's business and operations. Additionally, ENSERCH charged EP and

                           ENSERCH EXPLORATION, INC.

will charge EEX for indirect costs. Prior to July 1, 1994, EP was charged for the general and administrative staff costs incurred by ENSERCH in performing accounting, treasury, internal audit, income tax planning and compliance, legal and other functions, but was not charged for the cost of higher level management (i.e. all of the elected officers of ENSERCH) of these functions. Effective July 1, 1994, ENSERCH began charging all of its affiliates, including EP, for the cost of management by higher level ENSERCH personnel of these functions. ENSERCH charges for all indirect costs amounted to $2,032, $2,026 and $1,927 in 1994, 1993 and 1992, respectively.

  The Company had sales to certain ENSERCH Companies (Enserch Gas Company, Lone Star Gas Company and Enserch Processing Company) of $108,936, $108,916 and $32,508 in 1994, 1993 and 1992, respectively. In March 1993, the Company entered into new contracts to sell essentially all gas production not committed under existing contracts to Enserch Gas Company.

  The notes receivable from ENSERCH Companies had an interest rate of 7.5%. Interest on the temporary advance from ENSERCH Companies was based on the 30-day commercial paper rate available to ENSERCH and was 6.1% at December 31, 1994. In February 1995, the receivable and the obligation were settled. Net interest costs incurred on borrowings from ENSERCH Companies were $24,266, $27,120 and $25,336 in 1994, 1993 and 1992, respectively.

  See Note 6 for information concerning lease commitments with ENSERCH
Companies.

6. COMMITMENTS AND CONTINGENT LIABILITIES

  Legal Proceedings--On March 23, 1994, a lawsuit was brought in the 299th District Court of Harris County, Texas against EPO (a predecessor of the Company) and five other defendants by 19 royalty owners under leases contained within the Corby Gas Unit in Leon County, Texas. Defendants are working interest owners and lessees under the leases. The Company owned a 7.1% interest in these leases. The plaintiffs allege causes of action involving breach of express and implied obligations under the leases, drainage, failure to explore and develop for gas and oil under the leases, civil conspiracy, tortious interference with contractual relationships, specific performance, negligence and conversion. The plaintiffs seek to recover alleged actual damages in excess of $5.4 million, punitive damages of at least ten times the actual damages, if any, found by a jury, interest and attorneys' fees.

  A lawsuit was filed against ENSERCH, its utility division, EPO and EPO's managing general partner in the 348th Judicial District Court of Tarrant County in May 1989. Plaintiffs seek unspecified actual damages and punitive damages in the amount of $5 million. Plaintiffs allege royalties were not fully paid, certain expenses were improperly charged against the amount of royalties due, negligence in the venting of gas and liquid hydrocarbons into the air, and breach of duty of good faith and fair dealing by wrongfully concealing certain material facts concerning sales of gas from the subject leases to the utility division.

  A lawsuit was filed on February 24, 1987, in the 112th Judicial District of Sutton County, Texas, against certain subsidiaries and affiliates of ENSERCH, as well as its utility division. The plaintiffs have claimed that defendants failed to make certain production and minimum purchase payments under a gas-purchase contract. In this connection, the plaintiffs have alleged a conspiracy to violate purchase obligations, improper accounting of amounts due, fraud, misrepresentation, duress, failure to properly market gas and failure to act in good faith. Plaintiffs seek actual damages in excess of $5 million and punitive damages in an amount equal to 0.5% of the consolidated gross revenues of ENSERCH for the years 1982 through 1986 (approximately $85 million), interest, costs and attorneys' fees.

                           ENSERCH EXPLORATION, INC.

  Management believes that the named defendants have meritorious defenses to the claims made in these and other actions brought in the ordinary course of business. In the opinion of management, the Company will incur no liability from these and all other pending claims and suits that would be considered material for financial reporting purposes.

  Leases--The equipment and facilities used in developing and producing reserves in the Mississippi Canyon project and Garden Banks project were financed under equipment leases between certain financial institutions and EPO. In connection with the merger of EPO into EEX, the leases were assigned to and assumed by Enserch Exploration Holdings, Inc. ("EEH"). EEX entered into three subleases with EEH for such offshore facilities. For accounting purposes, one of the leases is an operating lease, and two are capital leases, with the lease obligations and related assets totaling approximately $156 million. The operating lease is for twelve years, with an option to purchase the equipment under lease at the end of the lease term at a fixed price equal to its estimated fair value.

  A component of the payments to be made by EEX under the subleases is based on a floating interest rate of LIBOR plus 1.75% per annum.

  Estimated future minimum lease payments for the leases, based on a LIBOR rate at December 31, 1994 of 5.625% for the Garden Banks project and 5.9375% for the Mississippi Canyon project, are as follows:

                                                             OPERATING CAPITAL
                                                              LEASES    LEASES
                                                             --------- --------
      1995.................................................. $ 15,784  $ 14,667
      1996..................................................   18,793    17,021
      1997..................................................   18,794    17,021
      1998..................................................   18,794    17,021
      1999..................................................   18,794    17,021
      Thereafter............................................  136,044   199,528
                                                             --------  --------
      Total................................................. $227,003   282,279
                                                             ========
      Less interest factor..................................            126,424
                                                                       --------
      Capital lease obligations.............................           $155,855
                                                                       ========

  The cost for the Garden Banks facilities and equipment will exceed the $300 million cost that is the basis for current lease obligations, primarily due to the recent discovery on Block 387. The total cost of these facilities and equipment is expected to be approximately $350 million, including $20 million of capitalized financing costs. The Company anticipates that the leases will be modified for the additional costs.

  The Company bears an allocated share of rental expenses incurred by ENSERCH Companies under noncancelable long-term operating leases, principally for office space. The Company's allocated share of rental expenses totaled $3,071, $4,985 and $3,547 in 1994, 1993 and 1992, respectively.

  Environmental Matters--The Company is subject to federal, state and local environmental laws and regulations that regulate the discharge of materials into the environment. Environmental expenditures are expensed or capitalized depending on their future economic benefit. The level of future expenditures for environmental matters, including costs of obtaining operating permits, enhanced equipment monitoring and modifications under the Clean Air Act and cleanup obligations, cannot be fully ascertained until the regulations that implement the applicable laws have been approved and adopted. However, the capital expenditures required to achieve compliances with the Clean Air Act regulations, in their current form, have

                           ENSERCH EXPLORATION, INC.

been estimated to be less than $1 million. It is management's opinion that all such costs, when finally determined, will not have a material adverse effect on the financial position or results of operations of the Company.

7. SUPPLEMENTARY GAS AND OIL INFORMATION

  Gas and Oil Producing Activities--The following tables set forth information relating to gas and oil producing activities of EP, excluding properties acquired in 1995. See Note 9 for information regarding the 1995 transactions. Reserve data for natural gas liquids attributable to leasehold interests owned by the Company are included in oil and condensate.

                                                             1994       1993
                                                          ---------- ----------
   CAPITALIZED COSTS:
     Proved gas and oil properties....................... $1,897,447 $1,721,345
     Unproved gas and oil properties.....................    172,604     82,236
                                                          ---------- ----------
       Total............................................. $2,070,051 $1,803,581
                                                          ========== ==========
   Accumulated depreciation and amortization............. $  829,188 $  775,570
                                                          ========== ==========

                                                  1994       1993       1992
                                               ---------- ---------- ----------
   COSTS INCURRED:
   Property acquisition costs:
     Proved................................... $    1,546 $    8,179 $      886
     Unproved.................................     20,386     12,429      8,969
   Exploration costs..........................     58,163     36,397     35,030
   Development costs..........................     83,346     62,401     16,355
                                               ---------- ---------- ----------
       Total.................................. $  163,441 $  119,406 $   61,240
                                               ========== ========== ==========
   Amortization (per MMBtu)(a)................ $      .96 $      .91 $      .91
                                               ========== ========== ==========

- --------
(a) Amortization expense per unit of production converted to a common unit of measure, millions of British thermal units (MMBtu).

  COSTS EXCLUDED from the amortizable base as of December 31, 1994:

                                                                      TOTAL AT
                                                             PRIOR  DECEMBER 31,
                                     1994    1993    1992    YEARS      1994
   YEAR INCURRED                   -------- ------- ------- ------- ------------
   Property acquisition costs..... $ 20,591 $11,369 $ 4,178 $10,506   $ 46,644
   Exploration costs..............   16,991   3,797   6,794   9,021     36,603
   Development costs..............   77,380     --      --      --      77,380
   Interest capitalized...........    4,530   3,394   3,062     991     11,977
                                   -------- ------- ------- -------   --------
       Total...................... $119,492 $18,560 $14,034 $20,518   $172,604
                                   ======== ======= ======= =======   ========

  Approximately 65% of excluded costs relates to offshore activities in the Gulf of Mexico and the remainder relates to domestic onshore exploration activities. The anticipated timing of the inclusion of these costs in the amortization computation will be determined by the rate at which exploratory and development activities continue, which are expected to be accomplished within ten years.

                           ENSERCH EXPLORATION, INC.

  The following information is required and defined by the Financial Accounting Standards Board. The disclosure does not represent the results of operations based on historical financial statements. In addition to requiring different determinations of revenues and costs, the disclosure excludes the impact of interest expense and corporate overheads.

                                                       1994     1993     1992
RESULTS OF OPERATIONS:                               -------- -------- --------
Revenues............................................ $169,487 $186,224 $164,634
Less:
  Production costs (a)..............................   41,564   43,114   40,649
  Exploration costs (b).............................    8,323    7,526    9,674
  Depreciation and amortization.....................   78,123   75,917   74,378
                                                     -------- -------- --------
    Net producing activities........................ $ 41,477 $ 59,667 $ 39,933
                                                     ======== ======== ========

- --------
(a) Includes severance, ad valorem and production taxes.
(b) Includes internal costs that cannot be directly identified with acquisition, exploration or development activities.

  Hedging Activities--At December 31, 1994, the Company had outstanding swaps, collars and futures agreements extending through December 31, 1995 to exchange payments on 17.8 Bcf of natural gas and 1.2 MMBbls of oil on which the Company had $4.1 million of net unrealized gains based on the difference between the strike price and the NYMEX futures price for the applicable trading month. At December 31, 1994, realized gains on hedging activities of $.9 million were deferred. The weighted average strike price and market price per Mcf of natural gas was $2.06 and $1.84, respectively, and the weighted average strike price and market price per barrel of oil was $17.98 and $17.82, respectively.

  Gas and Oil Reserves (Unaudited)--The following table of estimated proved and proved developed reserves of gas and oil has been prepared utilizing estimates of year-end reserve quantities provided by DeGolyer and MacNaughton, independent petroleum consultants. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of producing gas and oil properties. Accordingly, the reserve estimates are expected to change as additional performance data become available. All reserves are located in the United States.

                                      GAS (MMCF)                 OIL (MBBL)(A)
                             -------------------------------  ----------------------
                               1994       1993       1992      1994    1993    1992
                             ---------  ---------  ---------  ------  ------  ------
   At January 1............  1,085,466  1,100,419  1,167,284  38,218  37,939  38,037
   Changes in reserves
     Revisions of previous
      estimates............    (24,104)    20,179     (7,054)    141   1,331   1,023
     Extension, discoveries
      and additions........     47,580     34,549     20,817   9,877   1,292   1,444
     Purchase of minerals
      in place.............        787      4,379        198      14       3     102
     Sales of minerals in
      place................       (894)    (4,042)   (15,665)    (28)    (40)    (42)
   Production..............    (67,102)   (70,018)   (65,161) (2,081) (2,307) (2,625)
                             ---------  ---------  ---------  ------  ------  ------
   At December 31..........  1,041,733  1,085,466  1,100,419  46,141  38,218  37,939
                             =========  =========  =========  ======  ======  ======
   Proved Developed Re-
    serves:
     At January 1..........    734,077    675,844    974,031  14,249  13,552  17,763
     At December 31........    698,640    734,077    675,844  14,092  14,249  13,552

- --------
(a) Includes condensate and natural gas liquids attributable to leasehold interests of 854 MBbl for 1994, 931 MBbl for 1993 and 789 MBbl for 1992.

                           ENSERCH EXPLORATION, INC.

  Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Gas and Oil Reserve Quantities (Unaudited)--has been prepared using estimated future production rates and associated production and development costs. Continuation of economic conditions existing at the balance sheet date was assumed. Accordingly, estimated future net cash flows were computed by applying prices and contracts in effect in December to estimated future production of proved gas and oil reserves, estimating future expenditures to develop proved reserves and estimating costs to produce the proved reserves based on average costs for the year. Average prices used in the computations were: Gas (per Mcf) $2.29 in 1994, $2.38 in 1993 and $2.18 in 1992; Oil (per barrel) $14.05 in
1994, $11.68 in 1993 and $18.16 in 1992.

  Because reserve estimates are imprecise and changes in the other variables are unpredictable, the standardized measure should be interpreted as indicative of the order of magnitude only and not as precise amounts.

                                                    1994      1993      1992
STANDARDIZED MEASURE (IN MILLIONS):               --------  --------  --------
Future cash inflows.............................. $3,006.9  $3,031.6  $3,056.4
Future production and development costs..........  1,045.0   1,042.8   1,039.3
                                                  --------  --------  --------
Future net cash flows............................  1,961.9   1,988.8   2,017.1
Less 10% annual discount.........................    821.2     886.4     908.7
                                                  --------  --------  --------
Discounted future net cash flows before income
 tax.............................................  1,140.7  $1,102.4  $1,108.4
                                                            ========  ========
Future income-tax expense........................   (524.6)
Plus 10% annual discount on income taxes.........    240.4
                                                  --------
Standardized measure of discounted future net
 cash flows...................................... $  856.5
                                                  ========
CHANGE IN STANDARDIZED MEASURE (IN MILLIONS):
Sales and transfers of gas and oil produced, net
 of production costs............................. $ (120.5) $ (135.6) $ (114.5)
Changes in prices, net of production and future
 development costs...............................    (33.9)      3.6      20.7
Extensions, discoveries, and improved recovery,
 less related costs..............................    125.4      41.4      22.3
Other purchases of minerals in place.............      1.6       9.4        .9
Revisions of previous quantity estimates.........    (26.5)    (29.6)     16.4
Sale of minerals in place........................     (1.3)      --       (4.9)
Accretion of discount............................    102.7     105.1     102.4
Net change in income taxes.......................   (284.2)      --        --
Other............................................     (9.2)      (.3)      4.7
                                                  --------  --------  --------
    Total........................................ $ (245.9) $   (6.0) $   48.0
                                                  ========  ========  ========

                           ENSERCH EXPLORATION, INC.

8. SUPPLEMENTAL FINANCIAL INFORMATION

  Quarterly Results (Unaudited)--The results of operations by quarters for EP are summarized below. In the opinion of the Company's management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been made. The historical financial statements of EP include interest charges on the debt now assumed by certain ENSERCH Companies and do not include provisions for income taxes as discussed in Note 2.

                                                    QUARTER ENDED
                                      --------------------------------------------
                                      MARCH 31  JUNE 30  SEPTEMBER 30  DECEMBER 31
                                      --------  -------  ------------  -----------
  1994:
    Revenues......................... $49,709   $43,427    $40,404       $41,562
    Operating Income.................  11,122     8,692      3,268         9,754
    Net Income (Loss)................   4,917     5,185     (2,082)        3,946
    Net Income (Loss) Per Unit.......     .05       .05       (.02)          .04
  1993:
    Revenues......................... $39,755   $47,709    $47,638       $49,890
    Operating Income.................   5,118     9,160      7,267         4,841
    Net Income (Loss)................    (640)    2,743        548        (6,532)
    Net Income (Loss) Per Unit.......    (.01)      .03        .01          (.06)

  Interest Costs--are summarized below:

                                                 1994        1993         1992
                                                -------  ------------  -----------
    Interest costs incurred...................  $25,270    $34,481(a)    $25,454
    Interest capitalized......................   (4,711)    (4,214)       (5,262)
                                                -------    -------       -------
    Interest charged to expense...............  $20,559    $30,267       $20,192
                                                =======    =======       =======

- --------
(a) Includes $6 million provision for interest due royalty owners.

9. 1995 ACQUISITIONS FROM ENSERCH

  In 1995, EEX acquired the international gas and oil operations of ENSERCH by the issuance of 1,075,147 shares of Common Stock and acquired the SACROC operations from ENSERCH for $1.65 million in cash. The financial statements of EEX at December 31, 1994 have been restated in a manner similar to a pooling-of-interests to reflect the acquisition of these operations under common control.

  Accordingly, ENSERCH's historical carrying value of the assets acquired and liabilities assumed has been recorded by EEX. The excess of ENSERCH's carrying value over the purchase price of the SACROC properties has been credited to paid in capital. Both transactions were based on the fair value of the underlying properties as determined by independent petroleum engineers. The number of shares issued to acquire the international operations were determined using an estimated value per share of EEX Common Stock of $14.50. The number of shares will be adjusted at the closing based on the net proceeds per share received by EEX in a public offering of Common Stock and the final reserve estimates of DeGolyer and MacNaughton.

  In 1994, the international operations had reserve discoveries that resulted in 4,105 MBbl of oil at December 31, 1994. Net capitalized costs were $2.3 million at December 31, 1994 with discounted future net cash flows of $33.3 million.

  The SACROC properties had proved reserves of 345 MBbl of oil and 3 MMcf of gas at December 31, 1994. Net capitalized costs were $5.2 million at December 31, 1994 with discounted future net cash flows of $1.0 million.

                           ENSERCH EXPLORATION, INC.

  The combined results of operations of the international and SACROC operations for the three years ended December 31, 1994 were as follows:

                                                     1994      1993     1992
                                                    -------  --------  -------
Revenues........................................... $ 2,270  $  2,935  $ 3,960
Operating expenses.................................  (3,412)   (4,217)  (5,081)
Write-off of unsuccessful foreign exploration
 costs.............................................     --    (10,191)     --
                                                    -------  --------  -------
Operating loss..................................... $(1,142) $(11,473) $(1,121)
                                                    =======  ========  =======

                        INDEPENDENT ACCOUNTANTS' REPORT

Enserch Exploration, Inc.:

  We have reviewed the accompanying condensed consolidated balance sheet of Enserch Exploration, Inc. as of March 31, 1995, and the related condensed consolidated statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles.

  We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Enserch Exploration, Inc., as of December 31, 1994, (not presented herein); and in our report dated February 10, 1995 (June 21, 1995 as to the second paragraph of Note 1 and Note 9), we expressed an unqualified opinion on that balance sheet. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 1994, is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte & Touche LLP

Dallas, Texas
April 26, 1995 (June 21,
 1995 as to the second
 paragraph of Note 1)

                           ENSERCH EXPLORATION, INC.

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                             THREE MONTHS
                                                            ENDED MARCH 31,
                                                        ------------------------
                                                                     ADJUSTED
                                                                     FOR THE
                                                                  REORGANIZATION
                                                          1995         1994
                                                        --------  --------------
                                                         (IN THOUSANDS, EXCEPT
                                                          PER SHARE AMOUNTS)
Revenues
  Natural gas.......................................... $ 31,885     $42,524
  Oil and condensate...................................    8,947       7,609
  Natural gas liquids..................................      735         451
  Other................................................       94         153
                                                        --------     -------
    Total..............................................   41,661      50,737
                                                        --------     -------
Costs and Expenses
  Production and operating.............................    8,393       7,700
  Exploration..........................................    2,991       2,251
  Depreciation and amortization........................   19,093      21,115
  General, administrative and other....................    7,042       4,778
  Taxes, other than income.............................    3,578       3,650
                                                        --------     -------
    Total..............................................   41,097      39,494
                                                        --------     -------
Operating Income.......................................      564      11,243
Other Income (Expense)-Net.............................      (24)        --
Interest Income........................................    1,026       1,807
Interest Expense.......................................     (605)       (292)
                                                        --------     -------
Income Before Income Taxes.............................      961      12,758
Income Taxes...........................................      337       4,464
                                                        --------     -------
Net Income............................................. $    624     $ 8,294
                                                        ========     =======
Net Income Per Share of Common Stock................... $    .01     $   .08
                                                        ========     =======
Average Common Shares Outstanding......................  105,658     105,656
                                                        ========     =======

See accompanying Notes.

                           ENSERCH EXPLORATION, INC.

           CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                     --------------------------
                                                               ADJUSTED FOR THE
                                                                REORGANIZATION
                                                       1995          1994
                                                     --------  ----------------
                                                          (IN THOUSANDS)
Operating Activities
  Net income........................................ $    624      $  8,294
  Depreciation and amortization.....................   19,093        21,115
  Deferred income-tax expense.......................    2,043         3,858
  Other.............................................   (8,292)        7,059
  Changes in current operating assets and
   liabilities
    Accounts receivable.............................   (3,804)        1,248
    Other current assets............................   (1,889)       (1,648)
    Accounts payable................................    1,156         8,732
    Other current liabilities.......................    1,679            (7)
                                                     --------      --------
    Net cash flows from operating activities........   10,610        48,651
                                                     --------      --------
Investing Activities
  Additions of property, plant and equipment........  (47,948)      (26,925)
  Retirements of property, plant and equipment......      152           377
  Collection of note receivable from affiliated
   company..........................................   86,077           --
  Other.............................................   (7,774)      (10,558)
                                                     --------      --------
    Net cash flows from investing activities........   30,507       (37,106)
                                                     --------      --------
Financing Activities
  Change in temporary advances with ENSERCH
   Companies........................................  (40,020)        9,163
  Decrease in advances under leasing arrangements...      --        (20,703)
  Payments of capital lease obligations.............     (676)          --
                                                     --------      --------
    Net cash flows used for financing activities....  (40,696)      (11,540)
                                                     --------      --------
Net Increase in Cash................................      421             5
Cash at Beginning of Period.........................      234           343
                                                     --------      --------
Cash at End of Period............................... $    655      $    348
                                                     ========      ========

See accompanying Notes.

                           ENSERCH EXPLORATION, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                           (MARCH 31, 1995 UNAUDITED)

                                                         MARCH 31,   DECEMBER 31,
                                                            1995         1994
                                                         ----------  ------------
                                                             (IN THOUSANDS)
ASSETS
Current Assets
  Cash.................................................. $      655   $      234
  Accounts receivable-trade.............................     13,988       16,828
  Accounts receivable-affiliated companies..............     18,225       11,581
  Note receivable-affiliated company....................        --        86,077
  Other.................................................      7,106        5,217
                                                         ----------   ----------
    Total current assets................................     39,974      119,937
                                                         ----------   ----------
Property, Plant and Equipment (at cost):
  Gas and oil properties (full-cost method).............  2,143,138    2,094,494
  Other.................................................     13,135       15,582
                                                         ----------   ----------
    Total...............................................  2,156,273    2,110,076
  Less accumulated depreciation and amortization........    873,556      856,062
                                                         ----------   ----------
    Net property, plant and equipment...................  1,282,717    1,254,014
                                                         ----------   ----------
Other Assets............................................     16,258        7,284
                                                         ----------   ----------
    Total............................................... $1,338,949   $1,381,235
                                                         ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable-trade................................ $   55,554   $   58,593
  Accounts payable-affiliated companies.................      3,481        7,060
  Temporary advances-affiliated companies (net).........     65,449      105,469
  Current portion of capital lease obligations..........      4,760        4,760
  Other.................................................      3,407        1,728
                                                         ----------   ----------
    Total current liabilities...........................    132,651      177,610
                                                         ----------   ----------
Capital Lease Obligations...............................    150,419      151,095
                                                         ----------   ----------
Deferred Income Taxes...................................    286,342      284,299
                                                         ----------   ----------
Other Liabilities.......................................     32,895       32,223
                                                         ----------   ----------
Common Shareholders' Equity
  Common stock (200,000,000 shares authorized;
   105,684,389 and 105,656,389 shares outstanding)......    105,684      105,656
  Paid in capital.......................................    630,618      630,352
  Retained earnings.....................................        624          --
  Unamortized restricted stock compensation.............       (284)         --
                                                         ----------   ----------
    Common shareholders' equity.........................    736,642      736,008
                                                         ----------   ----------
    Total............................................... $1,338,949   $1,381,235
                                                         ==========   ==========

See accompanying Notes.

                           ENSERCH EXPLORATION, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. On December 30, 1994, through a series of transactions, EEX acquired all of the operating properties of EP and EP received common stock of EEX. EP was then liquidated, and its partners received one share of EEX common stock for each limited and general partnership interest held. Certain ENSERCH Companies also received EP's interests in and assumed EP's obligations under certain equipment leases (the equipment was simultaneously subleased to EEX) and assumed approximately $395 million principal amount of EP's indebtedness, plus accrued interest.

In March and June 1995, EEX acquired the international gas and oil operations of ENSERCH by the issuance of 1,075,147 shares of Common Stock and acquired the SACROC operations from ENSERCH for approximately $1.65 million in cash. The accompanying financial statements have been restated in a manner similar to a pooling-of-interests to reflect the acquisition of these operations under common control. The number of shares issued to effect the acquisition of the international operations will be adjusted at the closing based on the net proceeds per share received by EEX in a public offering of Common Stock and the final reserve estimates of DeGolyer and MacNaughton.

EEX had no operations in 1994. The pro forma statements of income of EEX for 1994 represent EP's results adjusted to reflect (1) the assumption by ENSERCH Companies of $395 million of EP's debt, (2) the 1% general partner interest previously not included in EP's results, (3) the changes in offshore facilities and equipment lease terms, (4) the cost allocation for management of certain corporate services, and (5) a provision for corporate income taxes that were not payable by EP as a partnership.

2. Earnings per share applicable to common stock are based on the weighted average number of common shares outstanding during the period, including common equivalent shares when dilutive.

3. In April 1995, EEX entered into a definitive agreement to acquire 100% of the capital stock of DALEN for $340 million, and DALEN had $115 million of bank debt outstanding that was refinanced by EEX. Also in April 1995, a Mobil Corporation affiliate exercised its option to acquire a 40% working interest in EEX's Garden Banks project.

4. Components of current liabilities in the December 1994 balance sheet have been reclassified.

5. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the interim periods included herein have been made.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
DALEN Corporation:

We have audited the accompanying consolidated balance sheets of DALEN Corporation (formerly DALEN Resources Corp.) and subsidiaries as of December 31, 1994 and 1993 (as restated, see note 1), and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DALEN Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Note 2 to the financial statements, effective January 1, 1993, DALEN Corporation and subsidiaries adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Prior year financial statements have not been restated.

Arthur Andersen LLP

Dallas, Texas
February 24, 1995

                       DALEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                        (STATED IN THOUSANDS OF DOLLARS)

                                                    1994      1993      1992
                                                  --------  --------  --------
REVENUES:
  Natural gas.................................... $115,593  $152,488  $111,779
  Oil and gas liquids............................   51,054    73,852    82,003
  Other..........................................    2,341     5,144     5,822
                                                  --------  --------  --------
                                                   168,988   231,484   199,604
                                                  --------  --------  --------
OPERATING EXPENSES:
  Lease operating................................   43,533    56,367    52,389
  General and administrative.....................   18,057    17,783    18,788
  Depreciation, depletion and amortization.......  101,151   128,364   109,294
  Exploration....................................   24,886    19,453    25,278
                                                  --------  --------  --------
                                                   187,627   221,967   205,749
                                                  --------  --------  --------
OPERATING INCOME (LOSS)..........................  (18,639)    9,517    (6,145)
                                                  --------  --------  --------
OTHER INCOME (EXPENSE):
  Interest income................................    3,656     1,360     1,848
  Interest expense...............................   (6,002)   (7,255)   (6,885)
  Other, net.....................................    2,845        85     1,105
                                                  --------  --------  --------
                                                       499    (5,810)   (3,932)
                                                  --------  --------  --------
EARNINGS (LOSS) BEFORE INCOME TAXES AND
 CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
 PRINCIPLE.......................................  (18,140)    3,707   (10,077)
INCOME TAX BENEFIT (EXPENSE):
  Current........................................   21,859    18,997    25,656
  Deferred.......................................   (6,653)  (13,153)  (22,125)
                                                  --------  --------  --------
                                                    15,206     5,844     3,531
                                                  --------  --------  --------
NET EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING PRINCIPLE..................   (2,934)    9,551    (6,546)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
 PRINCIPLE.......................................      --      7,958       --
                                                  --------  --------  --------
NET EARNINGS (LOSS).............................. $ (2,934) $ 17,509  $ (6,546)
                                                  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                       DALEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1994 AND 1993
                        (STATED IN THOUSANDS OF DOLLARS)

                                                              1994      1993
                                                            --------  --------
                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................ $ 10,888  $ 48,117
  Accounts receivable:
   Oil and gas.............................................   20,009    29,934
   Trade...................................................    6,030     5,537
   Affiliates..............................................    7,616    11,154
  Inventories..............................................    2,125     3,802
  Prepaid expenses.........................................    3,635     6,310
                                                            --------  --------
    Total current assets...................................   50,303   104,854
                                                            --------  --------
PROPERTY AND EQUIPMENT:
  Oil and gas properties, based on successful efforts
   method..................................................  787,579   916,354
  Other property and equipment.............................    6,671     5,808
                                                            --------  --------
                                                             794,250   922,162
  Less: Accumulated depreciation, depletion and
   amortization............................................ (362,548) (353,455)
                                                            --------  --------
    Net property and equipment.............................  431,702   568,707
                                                            --------  --------
OTHER ASSETS...............................................      655     1,745
                                                            --------  --------
TOTAL ASSETS............................................... $482,660  $675,306
                                                            ========  ========
           LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable......................................... $ 15,394  $ 25,641
  Interest payable.........................................       67       954
  Accrued liabilities......................................   10,998    12,937
                                                            --------  --------
    Total current liabilities..............................   26,459    39,532
                                                            --------  --------
DEFERRED INCOME TAXES......................................   72,529    65,876
ABANDONMENT, DISMANTLEMENT AND OTHER LIABILITIES...........   13,864    15,156
LONG-TERM DEBT.............................................  115,000   130,000
STOCKHOLDER'S EQUITY:
  Common stock, $0.01 par value, 1,000 shares authorized;
   100 shares issued and outstanding.......................        1         1
  Additional paid-in capital...............................  335,470   502,470
  Accumulated deficit......................................  (80,663)  (77,729)
                                                            --------  --------
    Total stockholder's equity.............................  254,808   424,742
                                                            --------  --------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY................. $482,660  $675,306
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                       DALEN CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992 (STATED IN THOUSANDS OF DOLLARS, EXCEPT COMMON SHARES)

                                 COMMON STOCK  ADDITIONAL
                                 -------------  PAID-IN    ACCUMULATED
                                 SHARES AMOUNT  CAPITAL      DEFICIT    TOTALS
                                 ------ ------ ----------  ----------- ---------
BALANCE AT JANUARY 1, 1992......  100    $ 1   $ 637,470    $(88,692)  $ 548,779
  Dividends to Parent...........   --     --    (135,000)        --     (135,000)
  Net loss......................   --     --         --       (6,546)     (6,546)
                                  ---    ---   ---------    --------   ---------
BALANCE AT DECEMBER 31, 1992....  100      1     502,470     (95,238)    407,233
  Net earnings..................   --     --         --       17,509      17,509
                                  ---    ---   ---------    --------   ---------
BALANCE AT DECEMBER 31, 1993....  100      1     502,470     (77,729)    424,742
  Dividends to Parent...........   --     --    (167,000)        --     (167,000)
  Net loss......................   --     --         --       (2,934)     (2,934)
                                  ---    ---   ---------    --------   ---------
BALANCE AT DECEMBER 31, 1994....  100    $ 1   $ 335,470    $(80,663)  $ 254,808
                                  ===    ===   =========    ========   =========

          See accompanying notes to consolidated financial statements.

                       DALEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                        (STATED IN THOUSANDS OF DOLLARS)

                                                  1994       1993      1992
                                                ---------  --------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings (loss)........................... $  (2,934) $ 17,509  $  (6,546)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
   Depreciation, depletion and amortization....   101,151   128,364    109,424
   Surrendered leases and impairments..........     9,461     9,344     12,983
   Dry hole expense............................     9,352     4,143      7,482
   Deferred income taxes.......................     6,653    13,153     22,125
   Loss (gain) on sale of assets...............    (2,509)      146       (365)
   Cumulative effect of change in accounting
    principle..................................       --     (7,958)       --
   Other.......................................      (769)   (2,630)      (737)
                                                ---------  --------  ---------
                                                  120,405   162,071    144,366
                                                ---------  --------  ---------
 Changes in operating assets and liabilities:
   Decrease (increase) in accounts receivable..     8,563    34,869    (13,141)
   Decrease (increase) in prepaid expenses.....     2,534        54     (1,461)
   Decrease in accounts payable................    (9,842)  (11,985)   (22,279)
   Increase (decrease) in interest payable.....      (887)     (529)       556
   Decrease in accrued liabilities and other...    (3,629)     (544)    (4,183)
                                                ---------  --------  ---------
    Net cash provided by operating activities..   117,144   183,936    103,858
                                                ---------  --------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property and equipment...........  (108,105)  (94,442)   (89,892)
 Proceeds from sales of property and equipment.   135,732     1,540      1,907
 Receivable related to acquisition.............       --        --       5,573
                                                ---------  --------  ---------
    Net cash provided by (used in) investing
     activities................................    27,627   (92,902)   (82,412)
                                                ---------  --------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends to Parent...........................  (167,000)      --    (135,000)
 Long-term debt borrowing......................    15,000       --     111,000
 Repayment of long-term debt...................   (30,000)  (60,007)        (6)
                                                ---------  --------  ---------
    Net cash used in financing activities......  (182,000)  (60,007)   (24,006)
                                                ---------  --------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS...................................   (37,229)   31,027     (2,560)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...    48,117    17,090     19,650
                                                ---------  --------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR......... $  10,888  $ 48,117  $  17,090
                                                =========  ========  =========

          See accompanying notes to consolidated financial statements.

                       DALEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993

1. ORGANIZATION:

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of DALEN Corporation (formerly DALEN Resources Corp.) and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation. The Company is a wholly-owned subsidiary of PG&E Enterprises ("Parent"), which is 100% owned by Pacific Gas and Electric Company ("PG&E"). The Company's primary business activity is the exploration, development and production of natural gas and crude oil reserves in the continental United States.

During 1994, the Parent determined that the Company did not fit within its long-term corporate strategy. As a result, the Parent intends to sell its 100% ownership interest in the Company through an initial public offering of the Company's common stock or by other means. A registration statement was filed on Form S-1 with the Securities and Exchange Commission during 1994 to effect the disposition. The accompanying prior year financial statements were restated in connection with the filing of the Form S-1, resulting in an increase in 1993 net earnings and stockholder's equity of $24.2 million.

2. ACCOUNTING POLICIES:

Property and Equipment

The Company uses the successful efforts method of accounting for oil and gas properties. Under the successful efforts method, lease acquisition costs are capitalized when incurred. Unproved leasehold costs are periodically assessed on a property-by-property basis, and a loss is recognized when assessment indicates a permanent impairment in value has occurred. Any remaining unproved leasehold costs are charged to expense upon abandonment of the respective leases.

Exploratory costs, excluding successful exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells are initially capitalized pending determination of whether the wells have found proved reserves which justify commercial development. If proved reserves are not found, the drilling costs are charged to expense. Costs applicable to productive wells and development dry holes are capitalized and amortized on the units-of-production method based on estimated proved reserve quantities.

The Company periodically reviews the carrying value of its proved oil and gas properties for impairment in value on a company-wide basis by comparing capitalized costs of proved oil and gas properties with undiscounted future net cash flows, after income taxes. Under this policy, no impairment in carrying value has been required during 1994, 1993, or 1992. However, in November 1993 the Financial Accounting Standards Board issued an exposure draft "Accounting for the Impairment of Long-Lived Assets." Under this proposed standard, an assessment of fair value of oil and gas properties will be required to be performed using certain groupings of property costs. Fair value is to be measured by market value, if an active market exists. If the market value is not readily determinable, discounted future net cash flows, after income taxes, are to be used to estimate fair value. The impact of adoption of this proposed statement on the consolidated financial statements of the Company has not been determined.

Other property and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 20 years. Major renewals and betterments, which improve or extend the life of the asset, are capitalized. The costs of repairs and maintenance are charged to expense as incurred.

                       DALEN CORPORATION AND SUBSIDIARIES

Abandonment and Dismantlement Costs

Estimated abandonment and dismantlement costs of offshore wells and platforms are accrued as liabilities on the units-of-production method based on estimated proved reserves of the property. At December 31, 1994, total estimated future abandonment and dismantlement costs associated with proved developed properties were $11.3 million, of which $6.2 million was accrued.

Inventories

Inventories, consisting principally of equipment and oil field supplies, are recorded at cost which approximates market value.

Gas Balancing Arrangements

The Company only recognizes revenue associated with volumes sold to which it is entitled under respective property divisions of interest. Proceeds received for natural gas volumes in excess of entitlements are deferred and recognized as revenue when the gas is made up to the other interest owners. Accounts receivable and payable resulting from gas balancing arrangements were not significant at December 31, 1994 or 1993.

Hedging Transactions

The Company periodically enters into oil and natural gas hedging transactions to minimize the risk of price decreases. Such hedging transactions also limit revenues which might result from potential price increases. Under the hedging transactions, the Company receives or makes payments based on the differential between a specified price and the actual quote market price of oil and natural gas. The Company does not use derivative financial instruments for trading purposes.

Gains and losses resulting from hedging activities are recognized in the same period that revenues on hedged volumes are recorded. Net gains (losses) of $2.4 million, ($8.9) million and ($12.8) million resulting from such transactions are included in oil and natural gas revenues for the years ended December 31, 1994, 1993 and 1992, respectively. The Company had no open hedging positions at December 31, 1994.

Income Taxes

The operations of the Company are ultimately included in the consolidated tax return of PG&E. A tax-sharing agreement between PG&E and the Parent provides that the Parent pay its proportionate share of state and federal income taxes and that PG&E reimburse the Parent for related tax benefits to the extent realized in the consolidated tax return. The Parent then allocates its proportionate share of income taxes to the Company based on its contribution to the consolidated tax liability or benefit.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. The cumulative effect of adopting SFAS No. 109 at January 1, 1993 resulted in an increase in gas and oil properties and deferred income taxes of $22.0 million and $14.0 million, respectively, and a cumulative gain of $8.0 million. The financial statements for 1992 have not been restated.

Prior to 1993, the provision for income taxes was based on income and expenses included in the consolidated statements of operations. Differences between taxes computed on financial earnings and taxes currently payable under applicable state and federal statutes and regulations were classified as deferred taxes.

                       DALEN CORPORATION AND SUBSIDIARIES

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company's financial instruments are comprised of short-term investments, accounts receivable, accounts payable and long-term debt. The carrying amount of the Company's financial instruments approximate fair value because of the short maturity of the instruments or because the interest rates of the instruments are based on current market rates.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents.

Supplemental cash flow information is as follows (stated in thousands of dollars):

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1994    1993    1992
                                                         ------- ------- -------
   Cash paid for interest during the year............... $ 6,889 $ 7,656 $ 6,329
                                                         ======= ======= =======
   Cash received from Parent for income tax benefit..... $25,196 $25,041 $14,433
                                                         ======= ======= =======

3. RELATED PARTY TRANSACTIONS:

The Company sells natural gas to PG&E and to other affiliates. These sales were made on terms approximating spot market prices at the time of the transactions. During 1994, 1993 and 1992, such sales totaled approximately $1.2 million, $1.7 million and $2.8 million, respectively.

The Company's employee benefit plans and insurance programs are administered or combined with affiliated companies under the Parent's control. The Company has paid its proportionate share of related costs (administration fees to third parties and premiums) which approximates the cost of obtaining such programs from non-affiliates.

PG&E and the Parent perform certain other administrative functions, including cash management services, for the Company. Costs associated with such services for 1994, 1993 and 1992 were not significant. At December 31, 1994 and 1993, $8.9 million and $46.1 million, respectively, of the Company's cash was held by PG&E, at the Company's option, for cash management purposes. The average interest rate received by the Company on such cash investments was 4.9% in 1994 and 3.8% in 1993, which approximates market rates.

Accounts receivable from affiliates at December 31, 1994 and 1993 result primarily from income tax benefits due from the Parent, and are liquidated upon the filing of the annual consolidated tax return of PG&E. Other accounts receivable and payable to affiliates resulting from the above activities are liquidated by receipts and payments in the normal course of business.

4. LONG-TERM DEBT:

The Company's credit agreement (the "Agreement"), as amended February 22, 1995, provides for a two-year revolving loan (expiring February 1997), which is convertible at the Company's option, to a five year term loan. The revolving loan may be extended annually by consent of the banks. The Agreement has a maximum commitment from the banks of $200 million, with actual commitment amounts potentially limited

                       DALEN CORPORATION AND SUBSIDIARIES
by the periodic determination of a "Borrowing Base" (determined based on discounted future net revenues expected from the Company's proved oil and gas reserves, using various parameters set forth in the Agreement). The Borrowing Base at December 31, 1994, was approximately $168.5 million, of which $115 million in loans was outstanding.

The Agreement, at the request of the banks, shall be secured by the Company's interest in the Borrowing Base assets, including all related property and equipment.

Interest on loans outstanding is based on the Agent Bank's Reference Rate, as defined, or on the Agent Bank's CD Rate, or an adjusted Offshore Rate, and is payable quarterly. At December 31, 1994, the interest rate in effect was 7.0%. The Company is also required to pay certain fees in connection with the facility, as well as comply with various covenants set forth in the Agreement.

The aggregate maturities of long-term debt outstanding as of December 31, 1994 are as follows (stated in thousands of dollars):

                      YEAR ENDING
                      DECEMBER 31,            AMOUNT
                      ------------           --------
              1995.......................... $    --
              1996..........................      --
              1997..........................   23,000
              1998..........................   23,000
              1999..........................   23,000
            Thereafter......................   46,000
                                             --------
                                             $115,000
                                             ========

5. INCOME TAXES:

The components of the income tax benefit (expense), before cumulative effect of change in accounting principle, are as follows (stated in thousands of dollars):

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1994      1993      1992
                                                    -------  --------  --------
   Current income taxes:
     Federal....................................... $19,368  $ 17,216  $ 21,982
     State.........................................   2,491     1,781     3,674
                                                    -------  --------  --------
                                                     21,859    18,997    25,656
                                                    -------  --------  --------
   Deferred income taxes:
     Federal.......................................  (5,455)  (11,176)  (18,619)
     State.........................................  (1,198)   (1,977)   (3,506)
                                                    -------  --------  --------
                                                     (6,653)  (13,153)  (22,125)
                                                    -------  --------  --------
   Total income tax benefit........................ $15,206  $  5,844  $  3,531
                                                    =======  ========  ========

                       DALEN CORPORATION AND SUBSIDIARIES

A reconciliation of income tax benefit computed by applying the federal statutory income tax rate to earnings (loss) before income taxes is as follows (stated in thousands of dollars):

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1994    1993     1992
                                                      ------- -------  -------
   Expected federal tax benefit (expense) at
    statutory rate................................... $ 6,349 $(1,297) $ 3,426
   State tax benefit (expense).......................   1,097    (224)     619
   Section 29 tight sands gas tax credits............   6,112   7,434    2,128
   Permanent differences arising from acquisitions
    and other........................................   1,648     (69)  (2,642)
                                                      ------- -------  -------
   Total income tax benefit.......................... $15,206 $ 5,844  $ 3,531
                                                      ======= =======  =======

The sources of deferred tax benefit (expense) and their tax effect are as follows (stated in thousands of dollars):

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------  --------  --------
   Sale of gas and oil properties................ $ 16,498  $    --   $    --
   Oil and gas property impairments..............    4,782     2,250     5,694
   Depreciation, depletion and amortization......    1,779    13,079     1,392
   Intangible drilling costs.....................  (29,712)  (28,482)  (29,211)
                                                  --------  --------  --------
   Total deferred income tax expense............. $ (6,653) $(13,153) $(22,125)
                                                  ========  ========  ========

The net deferred tax liability reflected in the Company's consolidated balance sheet at December 31, 1994 and 1993 results primarily from temporary differences in the treatment of costs of oil and gas properties for financial and income tax reporting purposes.

6. OVERRIDING ROYALTY INTEREST:

The Company's interest in certain gas properties acquired in 1991 is subject to a previously existing undivided overriding royalty interest ("ORRI") held by an unaffiliated party. The ORRI entitles the holder to receive natural gas production (aggregating 4.0 Bcf at December 31, 1994) through March 1996, subject to various daily and annual limitations. Shortfalls in production from the wells subject to the ORRI must be made up by the Company with production from other properties or through purchases on the spot market. At December 31, 1994, $1.6 million in accrued liabilities has been provided for future lease operating expenses on the subject properties and for potential production shortfalls.

7. EMPLOYEE BENEFIT PLAN:

The Company participates in a 401(k) savings plan ("Plan") sponsored by the Parent. Under the Plan, eligible employees are permitted to defer receipt of up to 7% of their compensation (subject to certain limitations by the Internal Revenue Code of 1986, as amended). After one year of service, the Company will contribute an amount equal to 5% of an employee's salary into the Plan, and the Company will match employee contributions on a 100% basis, up to 5% of the employee's salary. Amounts held under the Plan are invested among various investment funds at the direction of the individual employee. Employee contributions are 100% vested at the date of contribution. Company contributions are vested 100% after five years of employment. For the years ended December 31, 1994, 1993 and 1992, the Company expensed $1.1 million, $1.2 million and $1.2 million, respectively, for contributions made under the Plan.

                       DALEN CORPORATION AND SUBSIDIARIES

8. MAJOR CUSTOMERS:

The Company markets its oil and gas production to numerous purchasers under a combination of short and long-term contracts. One customer accounted for 11.1% of the Company's consolidated revenues in 1993. There were no individual customers which accounted for more than 10% of total revenues in 1994 or 1992. Management believes that the loss of any major customers would not have a material adverse effect on the Company due to the availability of other purchasers for the Company's production.

9. COMMITMENTS AND CONTINGENCIES:

The Company leases office space under noncancelable leases, which extend through 2002. In addition, certain office space no longer in use is being subleased.

The future minimum rental payments required under the leases, net of sublease income, are as follows (stated in thousands of dollars):

                         YEAR ENDING
                        DECEMBER 31,              AMOUNT
                        ------------              -------
              1995............................... $ 1,990
              1996...............................   2,075
              1997...............................   1,998
              1998...............................   1,703
              1999...............................   1,479
            Thereafter...........................   3,822
                                                  -------
                                                  $13,067
                                                  =======

The Company has established a $1.9 million reserve as of December 31, 1994 for rent payments on office space no longer in use. The reserve is net of expected sublease proceeds of $2.5 million under sublease agreements currently in effect.

The Company has sublet certain of the unused office space to PG&E for which payments received aggregated $.4 million for each of the three years in the period ended December 31, 1994. As of December 31, 1994, future sublease payments from PG&E are expected to aggregate $1.5 million through 1998.

The Company has entered into an agreement to acquire 3-D seismic data in 1995 and 1996 for payments aggregating $3.9 million.

The Company's revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. The Company has not experienced significant credit losses on such receivables.

The Company is directly or indirectly involved in various pending lawsuits and claims. Reserves for lawsuits and claims are provided for when a loss is determined to be probable and the amount can be reasonably estimated. In the opinion of management, the ultimate outcome of such claims will not have a material impact on the results of operations of the Company.

                       DALEN CORPORATION AND SUBSIDIARIES

10. OIL AND GAS PROPERTIES:

The following table sets forth certain information with respect to costs incurred in connection with the Company's oil and gas producing activities (stated in thousands of dollars):

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                         1994    1993     1992
                                                       -------- ------- --------
   Property acquisitions:
     Proved........................................... $ 14,119 $ 1,001 $ 14,308
     Unproved.........................................   23,477   4,944    3,665
   Development costs..................................   49,050  76,099   70,771
   Exploratory costs..................................   26,921   9,653   11,263
                                                       -------- ------- --------
                                                       $113,567 $91,697 $100,007
                                                       ======== ======= ========

Capitalized costs for oil and gas properties are as follows (stated in thousands of dollars):

                                                              DECEMBER 31,
                                                           --------------------
                                                             1994       1993
                                                           ---------  ---------
   Oil and gas properties:
     Proved............................................... $ 739,361  $ 880,198
     Unproved.............................................    48,218     36,156
                                                           ---------  ---------
                                                             787,579    916,354
   Accumulated depreciation, depletion and amortization...  (359,331)  (351,105)
                                                           ---------  ---------
                                                           $ 428,248  $ 565,249
                                                           =========  =========

In the third quarter of 1994, the Company sold certain oil and gas properties (the "Non-Strategic Properties") that did not fit within the Company's current business strategy. The Company sold the Non-Strategic Properties, which had a net book value of $131.7 million, to unrelated third parties for $134.0 million in cash, resulting in a pre-tax gain of $2.3 million, which is included in other income in the accompanying consolidated statement of operations.

In October and November 1994, the Company acquired producing and non-producing oil and gas properties located in Louisiana, Texas and offshore Gulf of Mexico for approximately $28.1 million in cash.

11. SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED):

The estimates of proved oil and gas reserves utilized in the preparation of the consolidated financial statements were prepared by independent petroleum engineers at December 31, 1994. Such estimates are in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. All of the Company's reserves are located in the United States.

The Company emphasizes that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. In addition, a portion of the Company's proved reserves is undeveloped, which increases the imprecision inherent in estimating reserves which may ultimately be produced.

                       DALEN CORPORATION AND SUBSIDIARIES

Proved oil and gas reserve information, together with the changes therein, are as follows (oil in MBbls, gas in MMcf):

                                       YEAR ENDED DECEMBER 31,
                             -------------------------------------------------
                                  1994             1993             1992
                             ---------------  ---------------  ---------------
                              OIL      GAS     OIL      GAS     OIL      GAS
                             ------  -------  ------  -------  ------  -------
Proved reserves:
  Beginning of year......... 20,074  364,181  23,861  414,099  23,255  406,332
  Revisions.................    (25) (27,253)   (740) (15,631)  3,257  (11,110)
  Extensions and
   discoveries..............  3,960   80,850   1,582   39,644   1,633   71,300
  Purchases and minerals-in-
   place....................    557   12,529      74    2,656     433   16,900
  Sales of minerals-in-
   place.................... (9,346) (62,722)    --       --      --       --
  Production................ (3,525) (60,223) (4,703) (76,587) (4,717) (69,323)
                             ------  -------  ------  -------  ------  -------
  End of year............... 11,695  307,362  20,074  364,181  23,861  414,099
                             ======  =======  ======  =======  ======  =======
Proved developed reserves:
  Beginning of year......... 17,508  335,476  21,670  390,830  19,944  352,285
                             ======  =======  ======  =======  ======  =======
  End of year............... 11,134  262,819  17,508  335,476  21,670  390,830
                             ======  =======  ======  =======  ======  =======

The standardized measure of discounted future net cash flows relating to proved reserves is as follows (stated in thousands of dollars):

                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                1994        1993        1992
                                              ---------  ----------  ----------
   Future cash inflows......................  $ 651,143  $1,073,395  $1,322,489
   Future costs:
     Production.............................   (185,726)   (313,606)   (335,634)
     Development............................    (45,437)    (42,604)    (41,961)
     Income taxes...........................    (74,250)   (111,229)   (186,259)
                                              ---------  ----------  ----------
   Future net cash flows....................    345,730     605,956     758,635
   10% discount factor......................    (83,691)   (156,009)   (204,473)
                                              ---------  ----------  ----------
   Standardized measure of discounted future
    net cash flows..........................  $ 262,039  $  449,947  $  554,162
                                              =========  ==========  ==========

                       DALEN CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)
Changes in the standardized measure of discounted future net cash flows relating to proved reserves are as follows (stated in thousands of dollars):

                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                 1994       1993       1992
                                               ---------  ---------  ---------
     Standardized measure, beginning of year.. $ 449,947  $ 554,162  $ 531,868
     Net changes in sales prices, net of
      production costs........................  (105,808)   (64,251)    59,647
     Revisions of quantity estimates..........   (22,467)   (21,132)    10,585
     Changes in future development costs,
      including development costs incurred....    12,722      8,155     15,504
     Accretion of discount....................    47,490     62,254     56,310
     Extension and discoveries................    69,331     44,267     91,800
     Purchases of minerals-in-place...........    12,848      1,814     19,695
     Sales of minerals-in-place...............   (82,300)
     Sales, net of production costs...........  (121,457)  (180,775)  (156,480)
     Net change in income taxes...............       679     43,429    (37,149)
     Changes in timing and other..............     1,054      2,024    (37,618)
                                               ---------  ---------  ---------
     Standardized measure, end of year........ $ 262,039  $ 449,947  $ 554,162
                                               =========  =========  =========

                       DALEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)
                        (STATED IN THOUSANDS OF DOLLARS)

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
REVENUES:
  Natural gas................................................. $19,140  $38,516
  Oil and gas liquids.........................................   9,658   13,611
  Other.......................................................      69      885
                                                               -------  -------
                                                                28,867   53,012
                                                               -------  -------
OPERATING EXPENSES:
  Lease operating.............................................   8,536   13,689
  General and administrative..................................   4,280    4,761
  Depreciation, depletion and amortization....................  19,603   28,889
  Exploration.................................................   2,695    3,770
                                                               -------  -------
                                                                35,114   51,109
                                                               -------  -------
OPERATING INCOME (LOSS).......................................  (6,247)   1,903
                                                               -------  -------
OTHER INCOME (EXPENSE)
  Interest expense............................................  (2,119)  (1,392)
  Interest income.............................................     155      525
  Other, net..................................................     144      140
                                                               -------  -------
                                                                (1,820)    (727)
                                                               -------  -------
EARNINGS (LOSS) BEFORE TAXES..................................  (8,067)   1,176
INCOME TAX BENEFIT (EXPENSE):
  Current.....................................................   5,727    5,439
  Deferred....................................................  (1,316)  (4,574)
                                                               -------  -------
                                                                 4,411      865
                                                               -------  -------
NET EARNINGS (LOSS)........................................... $(3,656) $ 2,041
                                                               =======  =======

                       DALEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)
                        (STATED IN THOUSANDS OF DOLLARS)

                                                        MARCH 31,  DECEMBER 31,
                                                          1995         1994
                                                        ---------  ------------
                        ASSETS
CURRENT ASSETS:
 Cash and cash equivalents............................. $   5,653   $  10,888
 Accounts receivable
  Oil and gas..........................................    11,875      20,009
  Trade................................................     6,798       6,030
  Affiliates...........................................    14,708       7,616
 Inventories...........................................     1,876       2,125
 Prepaid expenses......................................     2,437       3,635
                                                        ---------   ---------
    Total current assets...............................    43,347      50,303
                                                        ---------   ---------
PROPERTY AND EQUIPMENT
  Oil and gas properties, based on successful efforts
   method..............................................   802,337     787,579
  Other property and equipment.........................     6,700       6,671
                                                        ---------   ---------
                                                          809,037     794,250
  Less: Accumulated depreciation, depletion and
   amortization........................................  (381,754)   (362,548)
                                                        ---------   ---------
   Net property and equipment..........................   427,283     431,702
                                                        ---------   ---------
OTHER ASSETS...........................................       540         655
                                                        ---------   ---------
TOTAL ASSETS........................................... $ 471,170   $ 482,660
                                                        =========   =========
         LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..................................... $  11,954   $  15,394
  Interest payable.....................................        65          67
  Accrued liabilities..................................    10,190      10,998
                                                        ---------   ---------
    Total current liabilities..........................    22,209      26,459
                                                        ---------   ---------
DEFERRED INCOME TAXES..................................    73,845      72,529
ABANDONMENT, DISMANTLEMENT AND OTHER LIABILITIES.......     8,964      13,864
LONG-TERM DEBT.........................................   115,000     115,000
STOCKHOLDER'S EQUITY
  Common stock.........................................         1           1
  Additional paid-in capital...........................   335,470     335,470
  Accumulated deficit..................................   (84,319)    (80,663)
                                                        ---------   ---------
    Total stockholder's equity.........................   251,152     254,808
                                                        ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY............. $ 471,170   $ 482,660
                                                        =========   =========

                       DALEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)
                         (STATED IN THOUSANDS DOLLARS)

                                                              THREE MONTHS
                                                             ENDED MARCH 31,
                                                            ------------------
                                                              1995      1994
                                                            --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings (loss)....................................... $ (3,656) $  2,041
 Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation, depletion and amortization.................   19,603    28,889
  Deferred income taxes....................................    1,316     4,574
  Dry hole expense.........................................      933       952
  Surrendered leases and other impairments.................      584     1,381
  Loss (gain) on sale of assets............................       (3)      (10)
  Other....................................................   (1,309)     (532)
                                                            --------  --------
                                                              17,468    37,295
 Changes in operating assets and liabilities:
  Decrease (increase) in accounts receivable...............   (3,540)    5,211
  Decrease in prepaid expenses.............................    1,198       798
  Increase (decrease) in accounts payable..................   (3,413)      170
  Decrease in interest payable.............................       (2)      (30)
  Decrease in accrued liabilities and other................     (559)   (4,360)
                                                            --------  --------
    Net cash provided by operating activities..............   11,152    39,084
                                                            --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property and equipment.......................  (16,350)  (12,358)
 Decrease in drilling well accrual.........................      (60)   (1,576)
 Proceeds from sale of property and equipment..............       23       207
                                                            --------  --------
    Net cash used in investing activities..................  (16,387)  (13,727)
                                                            --------  --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......   (5,235)   25,357
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............   10,888    48,117
                                                            --------  --------
CASH AND CASH EQUIVALENTS, END OF PERIOD................... $  5,653  $ 73,474
                                                            ========  ========

                       DALEN CORPORATION AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

1. The accompanying consolidated financial statements of DALEN Corporation and Subsidiaries (the "Company") have not been audited by independent public accountants. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the interim periods included herein have been made. Certain information and footnote disclosures normally included in the consolidated financial statements have been omitted. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein.

2. In April 1995, Enserch Exploration, Inc., 99.2% owned by ENSERCH, entered into a definitive agreement to acquire 100% of the capital stock of the Company for $340 million plus the assumption of $115 million of bank debt.

3. In the third quarter of 1994, the Company sold certain oil and gas properties that did not fit within the Company's current business strategy. The Company sold the properties, which had a net book value of $131.7 million, to unrelated third parties for $134.0 million in cash, resulting in a pre-tax gain of $2.3 million. As a result of the sale, operating results for the three months ended March 31, 1995 are not comparable to the three months ended March 31, 1994.

                [LOGO OF ENSERCH EXPLORATION INC. APPEARS HERE]

                             [Alternate Cover Page for International Prospectus]

PROSPECTUS (Subject to Completion)
Issued June 21, 1995
                                          Shares



                [LOGO OF ENSERCH EXPLORATION INC. APPEARS HERE]

                                  COMMON STOCK

                                 ------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY.
OF THE     SHARES OF COMMON STOCK BEING OFFERED,      SHARES ARE BEING OFFERED
FOR SALE OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS
AND      SHARES ARE BEING OFFERED CONCURRENTLY FOR SALE IN THE UNITED STATES AND
CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." THE COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "EEX." ON JUNE 20, 1995, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $14 1/2 PER SHARE. PRIOR TO THIS OFFERING, HOWEVER, ONLY A LIMITED NUMBER OF SHARES HAVE TRADED PUBLICLY. FOR A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE PRICE OF THE COMMON STOCK IN THIS OFFERING SEE "UNDERWRITERS."

                                 ------------

   SEE "RISK FACTORS" ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                              PRICE $      A SHARE

                                 ------------

                                                      UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC  COMMISSIONS (1) COMPANY (2)
                                            -------- --------------- -----------
Per Share..................................   $            $             $
Total(3)...................................  $            $             $

- ------
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at $   .
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions,
      and proceeds to Company will be $   , $    and $   , respectively. See
      "Underwriters."

                                 ------------

  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about
           , 1995 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.

                                 ------------

MORGAN STANLEY & CO.
      International
                                       HOWARD, WEIL, LABOUISSE, FRIEDRICHS, INC.
             SMITH BARNEY INC.
                  UBS LIMITED
                        S.G. WARBURG SECURITIES
     , 1995

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE
SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The table below sets forth the expenses expected to be incurred by the Registrant in connection with the issuance and distribution of the shares of Common Stock to be registered hereby, other than underwriting discounts and
commissions. All amounts shown are estimates except [    ].

   Commission Registration Fee......................................... $118,966
   NASD Filing Fee.....................................................       *
   NYSE Fee............................................................       *
   Transfer Agent and Registrar Fees and Expenses......................       *
   Printing and Engraving Expenses.....................................       *
   Blue Sky Fees and Expenses..........................................       *
   Legal Fees and Expenses.............................................       *
   Engineering Fees and Expenses.......................................       *
   Accounting Fees and Expenses........................................       *
   Miscellaneous.......................................................       *
                                                                        --------
   Total...............................................................       *
                                                                        ========

- --------
* To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant's Restated Articles of Incorporation provide that, to the fullest extent permitted by Texas law, directors of the Registrant will not be liable to the Registrant or its shareholders for monetary damages for any act or omission occurring in their capacity as a director. Texas law does not currently authorize the elimination or limitation of the liability of a director to the extent the director is found liable for (i) any breach of the director's duty of loyalty to the Registrant or its shareholders, (ii) acts or omissions not in good faith that constitute a breach of duty of the director to the Registrant or which involve intentional misconduct or a knowing violation of law, (iii) transactions from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (iv) acts or omissions for which the liability of a director is expressly provided by an applicable statute.

  The Registrant's Bylaws grant mandatory indemnification to directors and officers of the Registrant to the fullest extent authorized under the Texas Business Corporation Act (the "TBCA"). Under the TCBA, a Texas corporation may in general indemnify a director or officer who was, is or is threatened to be made a named defendant or respondent in a proceeding by virtue of his position in the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of criminal proceedings, had no reasonable cause to believe his conduct was unlawful. Further, a Texas corporation may indemnify a director or officer in an action brought by or in the right of the corporation only if such director or officer was not found liable to the corporation, unless or only to the extent that a court finds him to be fairly and reasonably entitled to indemnity for such expenses as the court deems proper, within statutory limits.

  The above discussion of the Registrant's Restated Articles of Incorporation and Bylaws and of the TBCA is not intended to be exhaustive and is qualified in its entirety by the Restated Articles of Incorporation and Bylaws and the TBCA.

  Reference is made to the Form of Underwriting Agreement filed as Exhibit 1.1, which provides for indemnification in certain instances by the Underwriters of the directors and officers of the Registrant signing the Registration Statement, and of certain controlling persons of the Registrant, against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

  The Registrant maintains director and officer liability insurance providing insurance protection for specified liabilities under specified terms.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER  EXHIBIT DESCRIPTION
 ------- -------------------
  1.1    Form of Underwriting Agreement (1)
  4.1    Form of Common Stock Certificate (2)
  5      Opinion of Jackson & Walker, L.L.P. (1)
 10.1    Enserch Exploration, Inc. 1994 Stock Incentive Plan (2)
 10.2    Assignment and Conveyance from Enserch Exploration Partners, Ltd.
         Operating Limited Partnership, "Grantor", to Encogen One Partners,
         Ltd., "Grantee", dated February 29, 1988, filed as Exhibit 10.1 to
         Enserch Exploration Partners, Ltd.'s Form 10-K for the fiscal year ended December 31, 1987
 10.3    Lease Agreement for Garden Banks 388-1 between Registrant and Enserch
         Exploration, Inc. (Delaware) (2)
 10.4    Lease Agreement for Garden Banks 388-2 between Registrant and Enserch
         Exploration, Inc. (Delaware) (2)
 10.5    Lease Agreement for Mississippi Canyon 441 between Registrant and
         Enserch Exploration, Inc. (Delaware) (2)
 10.6    Participation Agreement between EP Operating Limited Partnership and
         Mobil Producing Texas & New Mexico Inc. (2)
 10.7    Stock Purchase Agreement dated as of April 12, 1995, By and Between
         PG&E Enterprises, as Seller, and Registrant, as Buyer (3)
 10.8    Letter Agreement regarding intercompany loans effective January 1,
         1995, between Registrant and ENSERCH Corporation
 10.9    Natural Gas Sales and Purchase Contract between EP Operating Limited
         Partnership and Enserch Gas Company, each effective March 1, 1993
 10.10   Natural Gas Sales and Purchase Contract between EP Operating Limited
         Partnership and Enserch Gas Company, effective March 1, 1993, and amendment effective November 1, 1994
 10.11   Agency Agreement between EP Operating Limited Partnership and Enserch
         Gas Company effective March 1, 1993
 23.1    Consents of Deloitte & Touche LLP
 23.2    Consent of Arthur Andersen LLP
 23.3    Consent of Jackson & Walker, L.L.P. (to be included in its opinion filed as Exhibit 5)
 23.4    Consent of DeGolyer and MacNaughton
 23.5    Consent of Netherland, Sewell & Associates, Inc.
 24.1    Powers of Attorney--included on page II-4 of this Registration
         Statement
 27.1    Restated Financial Data Schedule (1)

- --------
(1) To be filed by amendment.
(2) Filed as an exhibit to the Registrant's Registration Statement No. 33-56791 on Form S-4 and incorporated herein by reference.
(3) Filed as an exhibit to the ENSERCH Corporation Current Report on Form 8-K dated May 26, 1995, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES
  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF DALLAS, STATE OF TEXAS ON THE 21ST DAY OF JUNE, 1995.
                                         Enserch Exploration, Inc.

                                         By /s/        D.W. Biegler
                                            -----------------------------------
                                                 D.W. BIEGLER, CHAIRMAN
                               POWER OF ATTORNEY
  Each person whose signature appears below constitutes and appoints each of D.W. Biegler, J.T. Wiliams and J.P. McCormick as his true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
                                   SIGNATURES
  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                      TITLE                 DATE
             ----------                      -----                 ----

 /s/        D.W. Biegler               Chairman and            June 21, 1995
- ------------------------------------   Director
            D.W. BIEGLER

 /s/        J.T. Williams              Vice Chairman,          June 21, 1995
- ------------------------------------   Chief Executive
           J.T. WILLIAMS               Officer and
                                       Director
                                       (Principal
                                       Executive Officer)

 /s/        Gary J. Junco              President, Chief        June 21, 1995
- ------------------------------------   Operating Officer
           GARY J. JUNCO               and Director

 /s/          F.S. Addy                Director                June 21, 1995
- ------------------------------------
             F. S. ADDY

 /s/    B.A. Bridgewater, Jr.          Director                June 21, 1995
- ------------------------------------
       B. A. BRIDGEWATER, JR.

 /s/       J.P. McCormick              Senior Vice             June 21, 1995
- ------------------------------------   President and
           J.P. MCCORMICK              Chief Financial
                                       Officer Principal
                                       Financial Officer

 /s/       J.W. Pinkerton              Vice President and      June 21, 1995
- ------------------------------------   Controller,Principal
           J.W. PINKERTON              Accounting Officer

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER  EXHIBIT DESCRIPTION                                           NUMBER
 ------- -------------------                                         ----------
  1.1    Form of Underwriting Agreement (1)
  4.1    Form of Common Stock Certificate (2)
  5      Opinion of Jackson & Walker, L.L.P. (1)
 10.1    Enserch Exploration, Inc. 1994 Stock Incentive Plan (2)
 10.2    Assignment and Conveyance from Enserch Exploration
         Partners, Ltd. Operating Limited Partnership, "Grantor",
         to Encogen One Partners, Ltd., "Grantee", dated February
         29, 1988, filed as Exhibit 10.1 to Enserch Exploration
         Partners, Ltd.'s Form 10-K for the fiscal year ended
         December 31, 1987
 10.3    Lease Agreement for Garden Banks 388-1 between Registrant
         and Enserch Exploration, Inc. (Delaware) (2)
 10.4    Lease Agreement for Garden Banks 388-2 between Registrant
         and Enserch Exploration, Inc. (Delaware) (2)
 10.5    Lease Agreement for Mississippi Canyon 441 between
         Registrant and Enserch Exploration, Inc. (Delaware) (2)
 10.6    Participation Agreement between EP Operating Limited
         Partnership and Mobil Producing Texas & New Mexico Inc.
         (2)
 10.7    Stock Purchase Agreement dated as of April 12, 1995, By
         and Between PG&E Enterprises, as Seller, and Registrant,
         as Buyer (3)
 10.8    Letter Agreement regarding intercompany loans effective
         January 1, 1995, between Registrant and ENSERCH
         Corporation
 10.9    Natural Gas Sales and Purchase Contract between EP
         Operating Limited Partnership and Enserch Gas Company,
         each effective March 1, 1993
 10.10   Natural Gas Sales and Purchase Contract between EP
         Operating Limited Partnership and Enserch Gas Company,
         effective March 1, 1993, and amendment effective November
         1, 1994
 10.11   Agency Agreement between EP Operating Limited Partnership
         and Enserch Gas Company effective March 1, 1993
 23.1    Consents of Deloitte & Touche LLP
 23.2    Consent of Arthur Andersen LLP
 23.3    Consent of Jackson & Walker, L.L.P. (to be included in
         its opinion filed as Exhibit 5)
 23.4    Consent of DeGolyer and MacNaughton
 23.5    Consent of Netherland, Sewell & Associates, Inc.
 24.1    Powers of Attorney--included on page II-4 of this
         Registration Statement
 27.1    Restated Financial Data Schedule (1)

- --------
(1) To be filed by amendment.
(2) Filed as an exhibit to the Registrant's Registration Statement No. 33-56791 on Form S-4 and incorporated herein by reference.
(3) Filed as an exhibit to the ENSERCH Corporation Current Report on Form 8-K dated May 26, 1995, and incorporated herein by reference.